As filed with the Securities and Exchange Commission on September 30, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KULICKE AND SOFFA INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	3559	23-1498399
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2101 Blair Mill Road

Willow Grove, Pennsylvania 19090

(215) 784-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David J. Anderson

Vice President and General Counsel

2101 Blair Mill Road

Willow Grove, Pennsylvania 19090

(215) 784-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

F. Douglas Raymond, III

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, PA 19103-6996

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit (1) (2)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
Common Stock, no par value	140,000	$5.43	$760,200	$96.32

(1)	In the event of a stock split, stock dividend, recapitalization or similar transaction involving the registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average high and low sale prices of the common stock as reported on the Nasdaq National Market on September 28, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 30, 2004

140,000 Shares

of

Common Stock

This prospectus relates to the sale, from time to time, of up to 140,000 shares of our common stock, without par value, by Reliance Trust Company, as trustee of the trust created in connection with the Kulicke and Soffa Industries, Inc. Defined Non-Contributory Retirement Income Plan, which we refer to as the pension plan. The shares of our common stock have been contributed and issued by us to the trust to fund certain obligations to the pension plan. The common stock will be sold by the trustee for the account of the trust. The shares of our common stock offered by this prospectus are sometimes referred to as the “securities.”

The common stock may be offered and sold by the trustee from time to time directly or through broker-dealers. The common stock may be sold in one or more transactions at market prices prevailing at the time of sale or at prices determined on a negotiated or competitive bid basis. See “Plan of Distribution.” We will not receive any portion of the proceeds of the sale of the common stock offered by this prospectus and will bear all expenses incident to registration of the common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “KLIC.” On September 29, 2004, the last reported sale price of our common stock was $5.67 per share.

Investing in the common stock offered hereby involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Our principal executive offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090 and our telephone number is (215) 784-6000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004.

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All references in this prospectus to “Kulicke & Soffa,” the “company,” “our,” “us” and “we” refer to Kulicke and Soffa Industries, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities or soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither we nor the trustee have taken any action that would permit the trustee to publicly sell our common stock in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of this offering and the common stock, including the merits and risks involved.

We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in the common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, statements that relate to our future revenue, product development, demand forecasts, competitiveness, gross margins, operating expenses and benefits expected as a result of:

•	the projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, the market for semiconductor packaging materials and the market for test interconnect solutions;

•	the successful operation of our test interconnect business and its expected growth rate; and

•	the projected continuing demand for wire bonders.

Generally, words such as “may,” “will,” “should,” “could,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” and “believe,” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans or objectives or projected financial results referred to in any forward-looking statements.

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SUMMARY

This summary contains basic information about us and this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes to our financial statements, before making an investment decision.

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	equipment;

•	packaging materials; and

•	wafer and package test interconnect products.

We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test interconnect products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

Kulicke and Soffa Industries, Inc. was incorporated in Pennsylvania in 1956. Our principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090 and our telephone number is (215) 784-6000. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Issuer	Kulicke and Soffa Industries, Inc.

Securities Offered	140,000 shares of our common stock, without par value.

Pension Plan	The common stock is being offered by this prospectus for the account of a trust that was formed in January 1987 to allow us to fund our obligations under the pension plan. We authorized the issuance of 140,000 shares of our common stock to be contributed to the trust to meet certain of our obligations to the pension plan. Reliance Trust Company is trustee of the pension plan. A committee, consisting of officers and employees of our company, currently administers the pension plan.

Use of Proceeds	We will not receive any proceeds from the sale of our common stock offered by this prospectus. The proceeds will be retained by the trust to fund the pension plan’s future obligations to participants.

Plan of Distribution	The common stock may be offered and sold by the trustee from time to time directly or through broker-dealers. The common stock may be sold in one or more transactions at market prices prevailing at the time of sale or at prices determined on a negotiated or competitive bid basis. See “Plan of Distribution.”

Dividend Policy	We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance the growth of our business.

Listing of Common Stock	Our common stock is listed on the Nasdaq National Market under the symbol “KLIC.”

Risk Factors	Investing in the common stock involves risks. See “Risk Factors” and other information contained elsewhere in this prospectus for a description of certain risks you should consider before making an investment decision.

RISK FACTORS

You should carefully consider all of the information contained in this prospectus and the financial statements and other documents summarized in this prospectus, including the risks described below, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently consider less significant may also impair our business operations.

Our business, financial condition, or results of operations could be materially, adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements for many different reasons, including the risks faced by us described below and elsewhere in this prospectus.

The semiconductor industry is volatile with sharp periodic downturns and slowdowns

Our operating results are significantly affected by the capital expenditures of large semiconductor manufacturers and their subcontract assemblers and by those of vertically integrated manufacturers of electronic systems. Expenditures by semiconductor manufacturers and their subcontract assemblers and by vertically integrated manufacturers of electronic systems depend on the current and anticipated market demand for semiconductors and products that use semiconductors, including personal computers, telecommunications equipment, consumer electronics, and automotive goods. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and materially and adversely affect our business, financial condition and operating results.

Historically, the semiconductor industry has been volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have adversely affected our business, financial condition and operating results. They have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. These downturns historically have severely and negatively affected the industry’s demand for capital equipment, including the assembly equipment, the packaging materials and test interconnect solutions that we sell.

The semiconductor industry experienced recent downturns in fiscal 1998 through the first half of fiscal 1999, in fiscal 2001 through the first three quarters of fiscal 2003 and we are currently seeing a slowing in customer demand for our wire bonders. In the 1998-1999 downturn, our net sales declined from approximately $501.9 million in fiscal 1997 to $411.0 million in fiscal 1998. In the 2001-2003 downturn, our net sales declined from approximately $877.6 million in fiscal 2000 to $441.6 million in fiscal 2002. The business environment was improved in the fourth quarter of fiscal 2003 through the first nine months of fiscal 2004 but we have experienced slowing in demand for our wire bonders in our fourth quarter of fiscal 2004 and we anticipate further slowing in demand for our wire bonders in the first fiscal quarter of 2005. There can be no assurances regarding the level of demand for our products, and in any case, we believe the historical volatility – both upward and downward – will persist. Any downturn may be more severe and prolonged than those experienced in the past. Downturns adversely affect our business, financial condition and operating results.

We may experience increasing price pressure

Our historical business strategy for many of our products has focused on product performance and customer service more than on price. The length and severity of the most recent economic downturn increased cost pressures on our customers and we have observed increasing price sensitivity on their part. In response, we are actively seeking to reduce our cost structure by moving operations to lower cost areas and by reducing other operating costs. If we are unable to realize prices that allow us to continue to compete on the basis of performance and service, our financial condition and operating results may be materially and adversely affected.

Our quarterly operating results fluctuate significantly and may continue to do so in the future

In the past, our quarterly operating results have fluctuated significantly; we expect that they will continue to fluctuate. Although these fluctuations are partly due to the volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our revenues and/or operating margins to fluctuate significantly from period to period are:

•	market downturns;

•	the mix of products that we sell because, for example:

•	our test division has lower margins than assembly equipment and packaging materials;

•	some lines of equipment within our business segments are more profitable than others; and

•	some sales arrangements have higher margins than others;

•	the volume and timing of orders for our products and any order postponements;

•	virtually all of our orders are subject to cancellation, deferral or rescheduling by the customer without prior notice and with limited or no penalties;

•	changes in our pricing, or that of our competitors;

•	higher than anticipated costs of development or production of new equipment models;

•	the availability and cost of the components for our products;

•	unanticipated delays in the introduction of our new products and upgraded versions of our products and market acceptance of these products when introduced;

•	customers’ delay in purchasing our products due to customer anticipation that we or our competitors may introduce new or upgraded products; and

•	our competitors’ introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses and interest expense, do not vary directly with our net sales. As a result, a decline in our net sales would adversely affect our operating results. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net sales, our operating results would decline. In a downturn, we may have excess inventory, which is required to be written off. Some of the other factors that may cause our expenses to fluctuate from period-to-period include:

•	the timing and extent of our research and development efforts;

•	severance, resizing and the costs of relocating or closing down facilities;

•	inventory write-offs due to obsolescence; and

•	inflationary increases in the cost of labor or materials.

Because our revenues and operating results are volatile and difficult to predict, we believe that consecutive period-to-period comparisons of our operating results may not be a good indication of our future performance.

We may not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business

We believe that our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must timely introduce these products and product enhancements into the market in response to customers’ demands for higher performance assembly equipment, leading-edge materials and for test interconnect solutions customized to address rapid technological advances in integrated circuits and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer performance, features and lower prices that may render our products less competitive. The development and commercialization of new products requires significant capital expenditures over an extended period of time, and some products that we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers’ future needs or achieve market acceptance.

Most of our sales and a substantial portion of our manufacturing operations are located outside of the United States, and we rely on independent foreign distribution channels for certain product lines; all of which subject us to risks from changes in trade regulations, currency fluctuations, political instability and war

Approximately 87% of our net sales for the nine months ending June 30, 2004, 80% of our net sales for fiscal 2003, 74% of our net sales for fiscal 2002 and 66% of our net sales for fiscal 2001 were attributable to sales to customers for delivery outside of the United States, in particular to customers in the Asia/Pacific region. We expect this trend to continue. Thus, our future performance will depend, in significant part, on our ability to continue to compete in foreign markets, particularly in Asia/Pacific. These economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-United States suppliers for materials and components used in our products, and most of our manufacturing operations are located in countries other than the United States. We manufacture our automatic ball bonders and bonding wire in Singapore, capillaries in Israel and China, bonding wire in Switzerland, test products in Taiwan, China, France, and Scotland and we have sales, service and support personnel in China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Europe. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asia/Pacific, commerce, such as:

•	terrorism, war and civil disturbances or other events that may limit or disrupt markets;

•	expropriation of our foreign assets;

•	longer payment cycles in foreign markets;

•	international exchange restrictions;

•	restrictions on the repatriation of our assets, including cash;

•	possible disagreements with tax authorities regarding transfer pricing regulations;

•	the difficulties of staffing and managing dispersed international operations;

•	episodic events outside our control such as, for example, the outbreak of Severe Acute Respiratory Syndrome;

•	tariff and currency fluctuations;

•	changing political conditions;

•	labor conditions and costs;

•	foreign governments’ monetary policies and regulatory requirements;

•	less protective foreign intellectual property laws; and

•	legal systems which are less developed and which may be less predictable than those in the United States.

Because most of our foreign sales are denominated in United States dollars, an increase in value of the United States dollar against foreign currencies, particularly the Japanese yen, will make our products more expensive than those offered by some of our foreign competitors. Our ability to compete overseas in the future may be materially and adversely affected by a strengthening of the United States dollar against foreign currencies. Because we have significant assets, including cash, outside the United States, those assets are subject to risks of seizure, and it may be difficult to repatriate them, or repatriation may result in the payment by us of significant United States taxes.

Our international operations also depend upon favorable trade relations between the United States and those foreign countries in which our customers, subcontractors, and materials suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets. In addition, any change to existing United States laws or the enactment of new laws penalizing United States companies for reducing the number of United States based employees and hiring more employees in foreign countries may adversely affect our business, financial condition and operating results.

We may not be able to consolidate manufacturing facilities without incurring unanticipated costs and disruptions to our business

In an effort to further reduce our cost structure, we have initiated a process of closing some of our manufacturing facilities and expanding others. We may incur significant and unexpected costs, delays and disruptions to our business during this consolidation process. Because of unanticipated events, including the actions of governments, employees or customers, we may not realize the synergies, cost reductions and other benefits of any consolidation to the extent or within the timeframe that we currently expect.

Our business depends on attracting and retaining management, marketing and technical employees

As with many other technology companies, our future success depends on our ability to hire and retain qualified management, marketing and technical employees. In particular, we periodically experience shortages of engineers. If we are unable to continue to attract and retain the managerial, marketing and technical personnel we require, our business, financial condition and operating results could be materially and adversely affected.

Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses

We typically operate our business with a relatively short backlog. As a result, we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts of demand. We have in the past, and may again in the future, fail to forecast accurately demand for our products, in terms of both volume and configuration for either our current or next-generation wire bonders. This has led to and may in the future lead to delays in product shipments or, alternatively, an increased risk of inventory obsolescence. If we fail to forecast accurately demand for our products, including assembly equipment, packaging materials and test interconnect solutions, our business, financial condition and operating results may be materially and adversely affected.

Advanced packaging technologies other than wire bonding may render some of our products obsolete

Advanced packaging technologies have emerged that may improve device performance or reduce the size of an integrated circuit package, as compared to traditional die and wire bonding. These technologies include flip chip and chip scale packaging. Some of these advanced technologies eliminate the need for wires to establish the electrical connection between a die and its package. The semiconductor industry may, in the future, shift a significant part of its volume into advanced packaging technologies, such as those discussed above, which do not employ our products. We completed the divestiture of our advanced packaging technologies segment in February 2004. If a significant shift to advanced packaging technologies were to occur, demand for our wire bonders and related packaging materials may be materially and adversely affected.

Because a small number of customers account for most of our sales, our revenues could decline if we lose a significant customer

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment, packaging materials and test interconnect solutions. Sales to a relatively small number of customers account for a significant percentage of our net sales. In the nine months ending June 30, 2004 and in fiscal 2003 and 2002, sales to Advanced Semiconductor Engineering, our largest customer, accounted for 17%, 13% and 13%, respectively, of our net sales.

We expect that sales of our products to a small number of customers will continue to account for a high percentage of our net sales for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our important customers. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we were unable to add inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we lose orders from a significant customer, or if a significant customer reduces its orders substantially, these losses or reductions may materially and adversely affect our business, financial condition and operating results.

We depend on a small number of suppliers for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, we would be unable to deliver our products to our customers

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for some important components and raw materials, including gold. In addition, we do not have long-term contracts with many of our suppliers. As a result, we are exposed to a number of significant risks, including:

•	lack of control over the manufacturing process for components and subassemblies;

•	changes in our manufacturing processes, in response to changes in the market, which may delay our shipments;

•	our inadvertent use of defective or contaminated raw materials;

•	the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;

•	reliability or quality problems with certain key subassemblies provided by single source suppliers as to which we may not have any short term alternative;

•	shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including work stoppage or fire, earthquake, flooding or other natural disasters;

•	delays in the delivery of raw materials or subassemblies, which, in turn, may delay our shipments; and

•	the loss of suppliers as a result of the consolidation of suppliers in the industry.

If we are unable to deliver products to our customers on time for these or any other reasons; if we are unable to meet customer expectations as to cycle time; or if we do not maintain acceptable product quality or reliability, our business, financial condition and operating results may be materially and adversely affected.

Our test division and our diversification presents significant management and operating challenges

During fiscal 2001, we acquired two companies that design and manufacture test interconnect solutions, Cerprobe Corporation and Probe Technology Corporation, and combined their operations to create our test division. Since its acquisition in 2001, this division has not performed to our expectation. Problems have included difficulties in rationalizing duplicate products and facilities, and in integrating these acquisitions. Our plan to correct these problems centers on the following steps: standardize production processes between the various test manufacturing sites, create and ramp production of our highest volume products in a new lower cost site in China and/or outsource production where appropriate, then rationalize excess capacity by converting existing higher cost, low volume manufacturing sites to service centers. If we are unable to successfully implement this plan, our operating margins and results of operations will continue to be adversely affected by the performance of our test division.

More generally, our diversification strategy has increased demands on our management, financial resources and information and internal control systems. Our success will depend, in part, on our ability to manage and integrate our test division and our equipment and packaging materials businesses and to continue successfully to implement, improve and expand our systems, procedures and controls. If we fail to integrate our businesses successfully or to develop the necessary internal procedures to manage diversified businesses, our business, financial condition and operating results may be materially and adversely affected.

Although we have no current plans to do so, we may from time to time in the future seek to expand our business through acquisition. In that event, the success of any such acquisition will depend, in part, on our ability to integrate and finance (on acceptable terms) the acquisition.

We may be unable to continue to compete successfully in the highly competitive semiconductor equipment, packaging materials and test interconnect solutions industries

The semiconductor equipment, packaging materials and test interconnect solutions industries are very competitive. In the semiconductor equipment and test interconnect solutions markets, significant competitive factors include performance, quality, customer support and price. In the semiconductor packaging materials industry, competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants, some of which have or may have significantly greater financial, engineering, manufacturing and marketing resources than we have. Some of these competitors are Asian and European companies that have had and may continue to have an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers, without regard to other considerations.

We expect our competitors to improve their current products’ performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology that is similar to or better than ours. New product and materials introductions by our competitors or by new market entrants could hurt our sales. If a particular semiconductor manufacturer or subcontract assembler selects a competitor’s product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time because manufacturers and assemblers sometimes develop lasting relations with suppliers, and assembly equipment in our industry often goes years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. We cannot assure you that we will be able to continue to compete in these or other areas in the future. If we cannot compete successfully, we could be forced to reduce prices, and could lose customers and market share and experience reduced margins and profitability.

Our success depends in part on our intellectual property, which we may be unable to protect

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, subcontractors, vendors, consultants and customers and on the common law of trade secrets and proprietary “know-how.” We also rely, in some cases, on patent and copyright protection. We may not be successful in protecting our technology for a number of reasons, including the following:

•	employees, subcontractors, vendors, consultants and customers may violate their contractual agreements, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;

•	foreign intellectual property laws may not adequately protect our intellectual property rights;

•	our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; and we may otherwise be unable to obtain adequate protection for our technology.

In addition, our partners and alliances may also have rights to technology that we develop. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims that they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing or re-engineering our products or processes to avoid infringing the rights of others may be costly, impractical or time consuming.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we will defend against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

Some of our customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (“Lemelson”), in which Lemelson claims that certain manufacturing processes used by those customers infringe patents held by Lemelson. We have never been named a party to any such litigation. Some customers have requested that we indemnify them to the extent their liability for these claims arises from use of our equipment. We do not believe that products sold by us infringe valid Lemelson patents. If a claim for contribution were to be brought against us, we believe we would have valid defenses to assert and also would have rights to contribution and claims against our suppliers. We have not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim to date and we do not believe that these claims will materially and adversely affect our business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and we cannot assure you that the resolution of any such claim would not materially and adversely affect our business, financial condition and operating results.

We may be materially and adversely affected by environmental and safety laws and regulations

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Increasingly, public attention has focused on the environmental impact of manufacturing operations and the risk to neighbors of chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. In many of our facilities we maintain wastewater treatment systems that remove metals and other contaminants from process wastewater. These facilities operate under permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including potential shutdown of operations.

In the future, existing or new land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability for, among other matters, remediation, and/or (4) cause us to curtail our operations. We cannot assure you that any costs or liabilities associated with complying with these environmental laws will not materially and adversely affect our business, financial condition and operating results.

We have significant intangible assets and goodwill, which we are required to evaluate annually

In fiscal 2002 and 2003, we recorded substantial write-downs of goodwill. However, our financial statements continue to reflect significant intangible assets and goodwill. We are required to perform an impairment test at least annually to support the carrying value of goodwill and intangible assets. Should we be required to recognize additional intangible or goodwill impairment charges, our financial condition would be adversely affected.

Anti-takeover provisions in our articles of incorporation and bylaws, and under Pennsylvania law may discourage other companies from attempting to acquire us

Some provisions of our articles of incorporation and bylaws and of Pennsylvania law may discourage some transactions where we would otherwise experience a fundamental change. For example, our articles of incorporation and bylaws contain provisions that:

•	classify our board of directors into four classes, with one class being elected each year;

•	permit our board to issue “blank check” preferred stock without stockholder approval; and

•	prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or stockholder approval.

Further, under the Pennsylvania Business Corporation Law, because our bylaws provide for a classified board of directors, stockholders may remove directors only for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a fundamental change and may adversely affect our common stockholders’ voting and other rights.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or other acts of violence or war may affect the markets in which we operate and our profitability

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our primary facilities include administrative, sales and R&D facilities in the United States and manufacturing facilities in the United States, Israel, Singapore and China. Also, these attacks have disrupted the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. The existing conflicts in Afghanistan and Iraq, and particularly in Israel, where we maintain a manufacturing facility, or any broader conflict, could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

We may be unable to generate enough cash to service our debt

Our ability to make payments on our indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. If our convertible debt is not converted to our common shares, we will be required to make annual cash interest payments of $1.7 million in each of fiscal years 2005 through 2008, $821 thousand in fiscal 2009 and $488 thousand in fiscal 2010 on our aggregate $270 million of convertible subordinated debt. Principal payments of $205.0 million and $65.0 million on the convertible subordinated debt are due in fiscal 2009 and 2010, respectively. Our ability to make payments on our indebtedness is affected by the volatile nature of our business, and general economic, competitive and other factors that are beyond our control. Our indebtedness poses risks to our business, including that:

•	we must use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, product development and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

We cannot assure you that our business will generate cash in an amount sufficient to enable us to service interest, principal and other payments on our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

We are not restricted under the agreements governing our existing indebtedness from incurring additional debt in the future. If new debt is added to our current levels, our leverage and our debt service obligations would increase and the related risks described above could intensify.

Our stock price has been and is likely to continue to be highly volatile

In recent years, the price of our common stock has fluctuated greatly. These price fluctuations have sometimes been rapid and severe. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, including:

•	quarter to quarter variations in our operating results;

•	differences in our revenue or earnings from levels expected by securities analysts as well as changes in their recommendations;

•	changes in the ratings of our notes

•	announcements of technological innovations or new products by us or other companies; and

•	slowdowns or downturns in the semiconductor industry.

One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which could adversely affect your investment as well as our business and financial operations.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock, and the new equity securities that we may issue could include preferred stock that may have rights and preferences that are superior to the rights of holders of our common stock

The issuance of additional equity securities or securities convertible into equity securities will result in dilution of existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to an aggregate of 200 million shares of common stock, of which approximately 51.0 million shares were outstanding as of June 30, 2004. We are also authorized to issue, without stockholder approval, securities convertible into either shares of common stock or preferred stock.

We do not expect to pay dividends on our common stock in the foreseeable future

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered pursuant to this prospectus. The proceeds will be retained by the trust to fund the pension plan’s future obligations to participants.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq National Market under the symbol “KLIC.” The following table sets forth, for the periods indicated, the range of high and low per share sale prices for our common stock. On September 29, 2004, the last reported sale price of our common stock was $5.67 per share.

	Common Stock Price
	High	Low
Year ended September 30, 2002:
First Quarter	$18.97	$9.78
Second Quarter	21.65	14.32
Third Quarter	21.67	10.65
Fourth Quarter	12.93	2.85
Year ended September 30, 2003:
First Quarter	$6.74	$1.91
Second Quarter	7.59	4.39
Third Quarter	8.00	4.61
Fourth Quarter	13.25	5.99
Year ended September 30, 2004:
First Quarter	$17.20	$10.83
Second Quarter	16.72	10.51
Third Quarter	12.80	9.61
Fourth Quarter (through September 29, 2004)	10.95	4.80

As of September 22, 2004, we had approximately 536 stockholders of record.

DIVIDEND POLICY

The payment of dividends on our common stock is within the discretion of our board of directors. We have not historically paid cash dividends on our common stock and we do not expect to declare cash dividends on our common stock in the near future. We intend to retain earnings to finance the growth of our business.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents and short-term investments, and capitalization as of June 30, 2004 on an actual basis. This table should be read in conjunction with our financial statements, related notes and the other information included or referred to in this prospectus.

As of June 30, 2004
(in thousands, except share data)
Cash, cash equivalents and short-term investments	$138,177

Restricted cash	3,266

Short-term obligations:
Current portion of long-term debt	219

Long-term obligations:
5.25% Convertible Subordinated Notes due 2006(1)	54,000
1% Convertible Subordinated Notes due 2010	65,000
0.5% Convertible Subordinated Notes due 2008	205,000
Bank borrowings, net of current portion	5,317
Capitalized leases, net of current position	318
Other long-term liabilities	37,313

Total long-term obligations	366,948

Stockholders’ equity:
Preferred Stock, without par value; 5 million shares authorized; none issued or outstanding	—
Common Stock, without par value; 200 million shares authorized; 51,023,663 issued and outstanding(2)	213,010
Retained Deficit	(143,243)
Accumulated other comprehensive loss	(6,925)

Total Stockholders’ Equity	62,842

Total Capitalization	$430,009

(1)	On August 19, 2004, we redeemed all of our outstanding 5.25% Convertible Subordinated Notes due 2006.
(2)	Excludes (i) 9.2 million shares as of June 30, 2004 issuable upon exercise of outstanding stock options, (ii) 10.1 million shares issuable upon conversion of the 0.5% Convertible Subordinated Notes due 2008, (iii) 2.7 million shares issuable upon conversion of the 5.25% Convertible Subordinated Notes due 2006 and (iv) 5.1 million shares issuable upon conversion of the 1% Convertible Subordinated Notes due 2010.

BUSINESS

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble or test semiconductor devices. We are currently the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is currently divided into three product segments:

•	equipment;

•	packaging materials; and

•	wafer and package test interconnect products.

We completed the divestiture of our advanced packaging technologies segment in February 2004.

Our goal is to be both the technology leader, and the lowest cost supplier, in each of our major lines of business. We believe we are the only major supplier to the semiconductor assembly industry that can provide customers with semiconductor wire bonding equipment along with the complementary packaging materials and test interconnect products that actually contact the surface of the customer’s semiconductor devices. We believe that the ability to control all of these assembly related products provides us with a significant competitive advantage, and should allow us to develop system solutions to the new technology challenges inherent in assembling and packaging next-generation semiconductor devices.

The semiconductor industry has been historically volatile, with periods of rapid growth followed by downturns. In response to recent downturns, we shifted our strategy, focusing on our larger, more established product lines, and divesting or discontinuing smaller or more speculative businesses. Additionally, we continuously seek to further reduce our cost structure both by moving operations to lower cost areas, moving away from non-core businesses and increasing productivity. We believe the historical volatility of the semiconductor industry—both upward and downward—will persist.

Kulicke and Soffa Industries, Inc. was incorporated in Pennsylvania in 1956. Our principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090 and our telephone number is (215) 784-6000. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus. We make available free of charge (other than an investor’s own Internet access charges) on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, as soon as reasonably practicable after such material is electronically filed with or otherwise furnished to the SEC.

Our logo appearing on the front and back covers of this prospectus and Maxum™, Maxum Plus™, Nu-Tek™, WaferPRO™, Triton RDA™ and DuraPlus™ are trademarks of Kulicke and Soffa Industries, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials, and test interconnect products. Set forth below is a table listing the net sales from continuing operations for each business segment for our fiscal years ended September 30, 2001, 2002, and 2003, and for the nine month periods ended June 30, 2003 and June 30, 2004:

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2001(1)	2002	2003(2)	2003	2004
	(in thousands)
Equipment	$249,952	$169,469	$198,447	$145,880	$312,172
Packaging materials	150,945	157,176	174,471	128,987	167,418
Test interconnect	116,890	114,698	104,882	78,319	90,678
Other(3)	595	222	135	135	—

	$518,382	$441,565	$477,935	$353,321	$570,268

(1)	In the first quarter of fiscal 2001, we acquired two test interconnect companies, Cerprobe Corporation and Probe Technology Corporation, creating our test interconnect segment.
(2)	In the fourth quarter of fiscal 2003, we sold the assets related to the saw and hard material blade businesses that were part of the equipment segment and packaging materials segment, respectively. Those businesses had fiscal 2003 revenue of $11.3 million.
(3)	Comprised of sales associated with our substrate business that was closed in fiscal 2002.

As the above chart indicates, our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas packaging materials and test interconnect sales, in general, tend to be more stable, following the trend of total semiconductor unit production.

See Note 13 to our Notes to Consolidated Financial Statements for financial results by business segment.

Equipment

Our principal equipment product line is our family of wire bonders, which are used to connect very fine wires, typically made of gold, aluminum or copper, between the bond pads of a semiconductor die and the leads on the integrated circuit (IC) package to which the die has been attached. We offer both ball and wedge type wire bonders in automatic and manual configurations. Automatic IC ball bonders represent a large majority of our wire bonder business. We believe that our wire bonders offer competitive advantages by providing customers with high productivity/throughput and superior package quality/process control. Especially important is the machine’s ability to perform very fine pitch bonding as well as create the sophisticated wire loop shapes that are needed in the assembly of advanced semiconductor packages.

The largest portion of our wire bonder revenue comes from the sale of IC ball bonders. As part of our competitive strategy, we have been introducing new models of IC ball bonders every 15 to 24 months, with each new model designed to increase both productivity and process capability compared to its predecessor. In May 2002, we began marketing the Maxum™ IC ball bonder, which offered up to 20% more productivity than its predecessor. In the second quarter of fiscal 2004, we began shipping the Maxum Plus™ to customers offering further productivity increases, as well as process capability improvements. In addition, in January of 2003, we began shipping the Nu-Tek™, a new automatic wire bonder optimized for low lead count ICs and discrete device applications, which are both segments of the market where we had not previously participated.

We also produce other models of wire bonders, targeted at specific market niches, including: the Model 8098, a large area ball bonder designed for wire bonding hybrid, chip on board, and other large area applications; the WaferPRO™, for wafer level bumping for area array applications; the Triton RDA™, a wedge bonder designed for ribbon bonding; the Model 8060 and Model 8090 wedge bonders; and the 4500 series of manual wire bonders.

As part of our efforts to reduce the cost of our wire bonders, we transferred our automatic ball bonder manufacturing from Willow Grove, Pennsylvania to Singapore in fiscal 2000. Further cost reductions were achieved in fiscal 2003 by integrating China-based vendors into our supply chain.

We believe that our industry knowledge and technical experience have positioned us to deliver innovative, customer-specific offerings that reduce the cost of owning our equipment over its useful life. In response to customer trends in outsourcing packaging requirements, we provide repair and maintenance services, a variety of equipment upgrades, machine and component rebuild activities and expanded customer training through a customer operations group.

Packaging Materials

We manufacture and market a range of semiconductor packaging materials and expendable tools for the semiconductor assembly market, including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, all of which are used in packaging and assembly processes. Our packaging materials are designed for use on both our own and our competitors’ assembly equipment. A wire bonder uses a capillary or wedge tool and bonding wire much like a sewing machine uses a needle and thread.

Our principal products are:

Bonding Wire. We manufacture very fine gold, aluminum and copper wire used in the wire bonding process. This wire is bonded to the chip surface and package substrate by the wire bonder and becomes a permanent part of the customer’s semiconductor package. We produce wire to a wide range of specifications, which can satisfy most wire bonding applications across the spectrum of semiconductor packages.

Expendable Tools. Our expendable tools include a wide variety of capillaries, wedges, die collets and wafer saw blades. The capillaries and wedges actually attach the wire to the semiconductor chip, allow a precise amount of wire to be paid out to form a permanent wire loop, then attach the wire to the package substrate, and finally cut the wire so that the bonding process can be repeated again. Die collets are used to pick up and place die into packages before the wire bonding process. Our hub blades are used to cut silicon wafers into individual semiconductor die.

Test Interconnect

We offer a broad range of fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing), thereby providing electrical connections to automatic test equipment. We also offer test sockets used to test the final semiconductor package (package or final testing). Our principal test interconnect products are:

Probe cards. Probe cards consist of a complex, multilayer printed circuit board (PCB) upon which are attached numerous probe needles designed to make temporary contact to each of the bond pads or bumps on a die while it is still in a wafer format, providing electrical connections to automatic test equipment.

Automatic Test Equipment (ATE) interface assemblies. ATE interface assemblies, sometimes called space transformers, typically consist of mechanical docking hardware and intricate, multilayer PCBs, which mechanically connect the ATE to a wafer prober and carry electrical signals to a probe card, and ultimately the semiconductor device under test.

Test sockets. Test sockets hold packaged semiconductor devices while making electrical connections to their leads through spring loaded contacts.

Changes in the design of a semiconductor device often require changes in the probe card, test socket and, in certain cases, the ATE test board used to test that semiconductor. Customers generally purchase new versions of these custom-designed products each time there is a design change in the semiconductor being tested, which means our products are at risk with each design change. Changes in semiconductor design and processes drive improvements in test interconnect technology in order to support significant increases in the number and density of bond pads or leads being tested and the speed of the electrical signals being tested. Examples of the new families of probe cards we have introduced include the DuraPlus™ and advanced epoxy products.

Customers

Our major customers include large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems. Some of these major customers are:

Semiconductor Manufacturers	Semiconductor Assemblers	Vertically Integrated Manufacturers
Advanced Micro Devices	Advanced Semiconductor Engineering	IBM
Agere	Amkor Technologies	Motorola
Conexant	ChipPAC	NEC International
Infineon Technologies	Siliconware Precision Industries	Philips Electronics
Intel		Samsung
LSI Logic		Seagate
Micron
National Semiconductor
STMicroelectronics
Texas Instruments

These customers sometimes vary year to year based on their capital investment and operating expense budgets. The chart below shows our top ten end-use customers, based on net sales, for each of the last three fiscal years:

Fiscal 2001	Fiscal 2002	Fiscal 2003
1. Texas Instruments	1. Advanced Semiconductor Engineering	1. Advanced Semiconductor Engineering
2. STMicroelectronics	2. STMicroelectronics	2. STMicroelectronics
3. Micron	3. Siliconware Precision Industries	3. Intel
4. Advanced Semiconductor Engineering	4. Intel	4. Amkor Technologies
5. Intel	5. Texas Instruments	5. Texas Instruments
6. Infineon Technologies	6. Infineon Technologies	6. Infineon Technologies
7. Lexmark	7. Amkor Technologies	7. National Semiconductor
8. Amkor Technologies	8. National Semiconductor	8. Philips Electronics
9. Philips Electronics	9. Samsung	9. ST Assembly Test
10. Agere	10. Philips Electronics	10. Siliconware Precision Industries

We believe that developing long-term relationships with our customers is critical to our success. By establishing these relationships with semiconductor manufacturers, semiconductor subcontract assemblers, and vertically integrated manufacturers of electronic systems, we gain insight into our customers’ future IC packaging strategies. This information assists us in our efforts to develop material, equipment and process solutions that address our customers’ future assembly requirements.

International Operations

We sell our products to semiconductor manufacturers, semiconductor subcontract assemblers, and vertically integrated manufacturers of electronic systems, which are primarily located in or have operations in the Asia/Pacific region. Approximately 87% of our net sales for the nine months ended June 30, 2004, 79% of our fiscal 2003 net sales, 72% of our fiscal 2002 net sales, and 62% of our fiscal 2001 net sales were for delivery to customer locations outside of the United States. The majority of these foreign sales were destined for customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea, Japan, and the Philippines. Our shipments to customers in China have historically been a small portion of our sales, however, we expect this portion to increase as some of our customers increase their production capacity in China. We expect sales outside of the United States to continue to represent a majority of our future revenues.

Similarly, a majority of our manufacturing operations are also in countries other than the U.S., including major manufacturing operations located in Singapore, Israel, and China with other smaller facilities in France, Japan, Scotland, Switzerland and Taiwan. Risks associated with our international operations include risks of foreign currency and foreign financial market fluctuations, international exchange restrictions, changing political conditions and monetary policies of foreign governments, war, civil disturbances, expropriation, and other events that may limit or disrupt markets.

Sales and Customer Support

Through the end of fiscal 2003 we operated a single sales management team to coordinate global activities and provide local support in each country where our customers are located. Our country and regional managers rely on a combination of a direct sales force, manufacturers’ representatives and distributors for the sale of our various product lines.

We believe that providing comprehensive worldwide sales, service, training and support are important competitive factors in the semiconductor equipment industry, and we have managed these functions as a global customer operations group. In order to support our customers, whose semiconductor assembly operations are located primarily outside of the United States, we have sales, service, and support personnel based in China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, and Europe with applications labs in Singapore, Japan, Israel, Taiwan, and Germany. Our local presence enables us to provide timely customer service and support by positioning our service representatives and spare parts near customer facilities, and affords customers the ability to place orders locally and to deal with service and support personnel who speak the customer’s language and are familiar with local country practices.

Subsequent to the end of fiscal 2003 we reorganized some of these customer operations along product lines with one group focused on wire bonder related products, and another on test related products.

Backlog

At June 30, 2004, we had a backlog of customer orders totaling $104.0 million, compared to $111.8 million at March 31, 2004 and $49.3 million at June 30, 2003. Our backlog consists of customer orders which are scheduled for shipment within 12 months. Virtually all orders are subject to cancellation, deferral or rescheduling by the customer with limited or no penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of revenues for any succeeding quarterly period.

Manufacturing

The Company believes excellence in manufacturing can create competitive advantage, both through lower costs, and superior responsiveness. In order to achieve these goals, we manage our manufacturing operations through a single organization, and are trending to fewer, larger factories taking advantage of economies of scale and the cost savings available in low labor cost areas.

Equipment. Our equipment manufacturing activities consist primarily of integrating outsourced parts and subassemblies, and testing the finished product to customer specifications. During fiscal 2003 most equipment manufacturing took place in Singapore, with small numbers of machines built in Willow Grove, Pennsylvania, and Haifa, Israel (which was sold in August 2003). We believe the outsourcing model enables us to minimize our fixed costs and capital expenditures and allows us to focus on product differentiation through technology innovations in system design and manufacturing quality control. Just-in-time inventory management has reduced our manufacturing cycle times and reduced our on-hand inventory requirements. We have obtained ISO 9001 certification for our equipment manufacturing facilities in Willow Grove, Pennsylvania and Singapore.

Packaging Materials. We manufacture expendable tools at facilities in Yokneam, Israel and Suzhou, China, and bonding wire at facilities in Singapore and Thalwil, Switzerland. We manufacture blades for wafer sawing in Santa Clara, California. The bonding wire facility in Switzerland has received ISO 9001 certification, the bonding wire facility in Singapore has received QS9000 and ISO 14001 certifications, the blade facility in California has received ISO 9002 certification, the bonding tools facility, in Yokneam, Israel has received ISO 9001 and ISO 14001 certifications, and the bonding tools facility in Suzhou, China has received ISO 9001 and ISO 14001 certifications.

Test Interconnect Products. We manufacture test probe cards in various facilities located in: Gilbert, Arizona; Hayward and San Jose, California; Hsin Chu, Taiwan; E. Kilbride, Scotland; Singapore; and Corbeil, France. We began manufacturing test probe cards in Suzhou, China in fiscal 2004. ATE interface assemblies are manufactured in Gilbert, Arizona and test sockets in Hayward, California and Singapore. As part of our ongoing cost reduction activities, the Company closed the ATE test board facility in Dallas, Texas in the third quarter of fiscal 2003, moving to an outsource strategy for this product line.

Research and Product Development

Many of our customers generate technology roadmaps describing the future manufacturing capability requirements needed to support their product development plans. Our research and product development activities are organized so that our products anticipate our customers’ requirements. This can happen, either through continuous improvement of our existing products, including upgrades for products already installed in customers’ facilities, or through the creation of next generation products. Examples of continuous improvement include the Nutek and Maxum Plus wire bonders mentioned above – both improvements of the Maxum – our advanced epoxy line of probe cards, and our DuraCap line of bonding tools. A major next generation wire bonder effort is also underway, with that product scheduled for launch in fiscal 2005. Whether the Company proceeds via continuous improvement, or via next generation technology development, our goal is technology leadership in each of our major product lines.

Our net expenditures for research and development totaled approximately $25.8 million, $39.0 million, $52.9 million, and $62.7 million during the nine months ended June 30, 2004 and the fiscal years ended September 30, 2003, 2002 and 2001, respectively. We have received funding from certain customers and government agencies pursuant to specific contracts or other arrangements for the performance of specified research and development activities. Such amounts are recognized as a reduction of research and development expense when specified activities have been performed. During the fiscal years ended September 30, 2003, 2002, and 2001, such funding totaled approximately $383 thousand, $426 thousand, and $1.0 million, respectively.

Competition

The market for semiconductor equipment, packaging materials, and test interconnect products is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, as well as speed/throughput, production yield and customer support, each of which contribute to lower the overall cost per package being manufactured. Our major equipment competitors with respect to wire bonders are ASM Pacific Technology Ltd. and Shinkawa.

Competitive factors in the semiconductor packaging materials industry include performance, price, delivery, life of the product, and quality. Our significant packaging materials competitors include:

•	Bonding tools: Gaiser Tool Co., Small Precision Tools, Inc. and PECO

•	Saw blades: Disco Corporation

•	Bonding wire: Tanaka Electronic Industries, Sumitomo Metal Mining, Heraeus, and Nippon Metal

Our test products face competition from a few large international firms as well as many small regional firms. Our significant competitors include:

•	Wafer test: Japan Electronic Materials, Form Factor Inc., and Micronics

•	Package test: Everett Charles Technologies, Yamaichi, Johnstech, and Synergetix

In each of the markets we serve, we face competition and the threat of competition from established competitors and potential new entrants, some of which have greater financial, engineering, manufacturing and marketing resources than we have. Some of these competitors are Asian and European companies that have had and may continue to have an advantage over us in supplying products to local customers because many of these customers appear to prefer to purchase from local suppliers, without regard to other considerations.

Intellectual Property

Where circumstances warrant, we seek to obtain patents on inventions governing new products and processes developed as part of our ongoing research, engineering and manufacturing activities. We currently hold a number of United States patents, some of which have foreign counterparts. We believe that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents. Although the patents we hold or may obtain in the future may be of value, we believe that our success will depend primarily on our engineering, manufacturing, marketing and service skills.

In addition, we believe that much of our important technology resides in our trade secrets and proprietary software. As long as we rely on trade secrets and unpatented knowledge, including software, to maintain our competitive position, there is no assurance that competitors may not independently develop similar technologies and possibly obtain patents containing claims applicable to our products and processes. Our ability to defend ourselves against these claims may be limited. In addition, although we execute non-disclosure and non-competition agreements with certain of our employees, customers, consultants, selected vendors and others, there is no assurance that such secrecy agreements will not be breached, or that they can be enforced.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third party waste disposal sites we use or have used. These laws could impose liability even if we did not know of, or were not responsible for, the contamination.

We have in the past and will in the future incur costs to comply with environmental laws. We are not, however, currently aware of any costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third party waste disposal sites, that we expect to have a material adverse effect on our business, financial condition or operating results. It is possible, however, that material environmental costs or liabilities may arise in the future.

Employees

At June 30, 2004, we had 3,089 permanent employees and 233 temporary employees worldwide. The only employees represented by a labor union are the bonding wire employees in Singapore. Generally, we believe our employee relations to be good. Competition in the recruiting of personnel in the semiconductor and semiconductor equipment industry is intense, particularly with respect to software engineering. We believe that our future success will depend in part on our continued ability to hire and retain qualified management, marketing and technical employees.

Property

Our major operating facilities are described in the table below:

Facility	Approximate Size	Function	Products Manufactured	Lease Expiration Date

Willow Grove, Pennsylvania	220,000 sq.ft. (1)	Corp. headquarters, manufacturing, technology center, sales and service	Wedge, large area bonders	(1) N/A

Suzhou, China	134,700 sq.ft. (2)	Manufacturing	Capillaries	October 2007

Singapore	84,800 sq.ft. (2)	Manufacturing, technology center, assembly systems	Wire bonders, probe cards	August 2005

Gilbert, Arizona	83,000 sq.ft. (4)	Manufacturing, sales and service	Probe cards, ATE interface assemblies	May 2012

Yokneam, Israel	53,800 sq.ft. (1)	Manufacturing, technology center	Capillaries, wedges, die collets	(1) N/A

Singapore	38,400 sq.ft. (2)	Manufacturing	Bonding wire	May 2006

Hsin Chu, Taiwan	36,800 sq.ft (2)	Manufacturing	Probe cards	July 2009

Hayward, California	35,900 sq.ft. (2)	Manufacturing, sales and service	Test sockets / contactors	January 2005

San Jose, California	34,100 sq.ft. (2)	Manufacturing, sales and service	Probe cards	August 2007

Thalwil, Switzerland	15,100 sq.ft. (2)	Manufacturing	Bonding wire	(3)

(1)	This facility is subject to an Agreement to Sell and Purchase Real Estate, pursuant to which the Company agreed to sell the building for $11.2 million. The closing of the sale is subject to customary conditions and is scheduled to occur in November of 2004. The Company currently expects to lease the building for one year following the closing of the sale for annual rent of $1.2 million. The Company expects to lease a new headquarters building in the same area beginning in December of 2005.

(2)	Leased.
(3)	Cancelable semi-annually upon six months notice.
(4)	This facility is owned by CRPB Investors, LLC (“CRPB”). Our subsidiary, K&S Interconnect, Inc., owns a 36% interest in CRPB. K&S Interconnect, Inc. has entered into a long-term lease with CRPB, the initial term of which expires in May 2012, with seven options to extend the lease for successive five-year terms.

We also rent space for sales and service offices in: Santa Clara, California; Southbury, Connecticut; Austin, Texas; China; Germany; Hong Kong; Japan; Korea; Malaysia; the Philippines; Taiwan; and Thailand and operate smaller manufacturing facilities in Santa Clara, California; France; and Scotland. We believe that our facilities generally are in good condition.

MANAGEMENT

Directors and Executive Officers

Brian R. Bachman has been a director of our Company since 2003. His present term expires in 2008. Mr. Bachman is a private investor. From 2000 to 2002, Mr. Bachman served as Chief Executive Officer and Vice Chairman of Axcelis Technologies, a Company that produces equipment used in the fabrication of semiconductors, and from 1996 to 2000, he served as Senior Vice President and Group Executive of Eaton Corporation, an industrial manufacturing Company. From 1991 to 1995, Mr. Bachman served as Vice President and Business Group General Manager of Philips Semiconductors, a semiconductor supplier. He currently serves on the Board of Directors of Keithley Instruments and Ultra Clean Holdings, Inc., and as an adjunct professor at the Northwestern University Kellogg-McCormick MMM Program since 2002. Mr. Bachman is 59 years old.

Philip V. Gerdine, Ph.D. (since 1964) and Certified Public Accountant (since 1973) has been a director of our Company since 2000. His present term expires in 2008. Mr. Gerdine is an independent consultant. From 1989 to September 1998, Mr. Gerdine served as Executive Director of Siemens AG and the Managing Director of the Plessey Company PLC, a developer of communications and electronic components. Formerly, Mr. Gerdine served as Vice President-Corporate Development of Siemens Corporation, a Company that designs, develops and manufactures electronic systems. He also has held senior management positions with General Electric Co., Price Waterhouse and The Boston Consulting Group and he currently serves as a director of Applied Materials, Inc. Mr. Gerdine is 65 years old.

C. Scott Kulicke has been the Chief Executive Officer of our Company since 1979 and Chairman of the Board of Directors since 1984. His present term as a director expires in 2007. He first became an officer of the Company in 1976 and has held a number of executive positions with us since that time. Mr. Kulicke is 55 years old.

John A. O’Steen has been a director of our Company since 1998. His present term expires in 2006. Mr. O’Steen served as Executive Vice President, Business Development (March, 2003 – May, 2004), Executive Vice President of Operations (July 1998 to February 2003) and Executive Vice President (January to June 1998) of Cornerstone Brands, Inc., a consumer catalog company. From 1991 to 1998, Mr. O’Steen served as Chairman and Chief Executive Officer of Cinmar, L.P., a mail order catalog company that was acquired by the predecessor of Cornerstone Brands in September 1995. Before that time, Mr. O’Steen served as President, Chief Executive Officer and a director of Cincinnati Microwave, Inc., a manufacturer of electronic products. He currently serves as a director of Cornerstone Brands, Inc. and Riggs Heinrich Media, Inc. Mr. O’Steen is 60 years old.

Allison F. Page has been a director of our Company since 1962. His present term expires in 2005. Mr. Page is a retired partner in the Philadelphia law firm of Pepper Hamilton LLP. Mr. Page is 81 years old.

MacDonell Roehm, Jr. has been a director of our Company since 1984. His present term expires in 2006. From September 2002 to April 2003, Mr. Roehm served as Chief Executive Officer of CH4 Pty Ltd, a natural resources company. From 2000 to 2001, Mr. Roehm served as Chairman and Chief Executive Officer of Mackenzie-Childs Ltd., a manufacturer and retailer of furniture and home accessories. Mr. Roehm was hired by Mackenzie-Childs Ltd. to implement remedial action plans, and on November 28, 2000, Mackenzie-Childs Ltd. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, seeking reorganization to provide a framework under which those remedial action plans could be executed. From 1999 to 2000, Mr. Roehm served as Chairman of Australian Ventures LLC, a private equity fund, and from 1998 to 1999, he served as Chairman and Chief Executive Officer of Crooked Creek Capital LLC, a provider of strategic, operational and financial restructuring services. From 1994 until 1998, Mr. Roehm served as Chairman, President and Chief Executive Officer of Bill’s Dollar Stores, Inc., a chain of retail convenience stores. Before that time, he served as Managing Director of AEA Investors, Inc., a private investment firm. Mr. Roehm also serves on the Board of Directors of CH4 Pty. Ltd. Mr. Roehm is 65 years old.

Barry Waite has been a director of our Company since 2003. His present term expires in 2007. From May 1998 until his retirement in May 2002, Mr. Waite served as President and Chief Executive Officer of Chartered Semiconductor, a major wafer foundry. From 1982 to 1998, Mr. Waite held positions of increasing responsibility with Motorola Corporation, Semiconductor Product Sector, including Senior Vice President and General Manager, Europe, Middle East and Africa (1997 to 1998) and Senior Vice President and General Manager Microprocessor and Memory Technology Group (1993-1997). Mr. Waite serves on the Board of Directors of ZETEX PLC. Mr. Waite is 56 years old.

C. William Zadel has been a director of our Company since 1989. His present term expires in 2005. Mr. Zadel is Chairman and Chief Executive Officer of Mykrolis Corporation, a multinational company focused on developing, manufacturing and marketing technically advanced filtration, purification and control products for the global semiconductor industry. Mykrolis is the former microelectronics division of Millipore Corporation. Before becoming Chief Executive Officer of Mykrolis at its separation from Millipore in August 2001, Mr. Zadel was Chairman and Chief Executive Officer of Millipore since April of 1996. He currently serves as a director of Matritech, Inc. Mr. Zadel is 61 years old.

Charles Salmons holds the position of Senior Vice President, Product Development. He was appointed Senior Vice President, Product Development in September 2002. He joined us in 1978, and has held positions of increasing responsibility throughout the accounting, engineering and manufacturing organization. Mr. Salmons first became an officer of the Company in 1992, and in 1994, he became Vice President of Operations and was named General Manager, Wire Bonder Operations in 1998. He was appointed Senior Vice President, Customer Operations in 1999. Mr. Salmons is 49 years old.

Jack G. Belani holds the position of Vice President of Business Units and Marketing. He was appointed to this position in February 2002. Before this, he was President of the Wire Bonding Division for a year. He became an officer of the Company upon joining us in April 1999 as Vice President and President of our high density substrate group. Before joining us, he served for more than three years as Vice President of Assembly & Packaging in the Worldwide Manufacturing Group of Cypress Semiconductor Corporation. Before Cypress, he was with National Semiconductor Corporation for approximately 18 years in a variety of technical and managerial positions and one year with Advanced Micro Devices as a Bipolar Memory Wafer Fabrication Process Development Engineer. Mr. Belani is 51 years old.

Maurice E. Carson holds the position of Vice President, Chief Financial Officer. He was appointed to this position when he joined us in September 2003. From 1996 until he joined us in 2003, Mr. Carson served in various finance positions culminating as the Vice President, Finance and Corporate Controller for Cypress Semiconductor Corporation. Before Cypress he was with Ephigraphx as the Chief Operating Officer. Mr. Carson is 47 years old.

Bruce Griffing holds the position of Vice President, Engineering and Product Development. He was appointed to this position when he joined us in September 2004. From 2001-2003 Dr. Griffing served as Vice President and Chief Technology Officer of DuPont Photomask, a company that provides microimaging solutions. Before DuPont Photomask, Dr. Griffing worked for General Electric from 1979-2001, serving as a Laboratory Manager from 1986 to 2001. Dr. Griffing received his Ph.D in Physics from Purdue University in 1979. Dr. Griffing is 54 years old.

Oded Lendner holds the position of Vice President World Wide Operations. He was appointed to this position in January, 2002. Before this he was President of the Microelectronics division for one year. He joined our Israeli subsidiary in 1989 and has held positions of increasing responsibility throughout the manufacturing organization, and was named Deputy Managing Director Operations in Israel in 1993. He relocated to the United States and first became an officer of the Company in 1996 as the Vice President Operations for the Equipment group. In 1999 he became Vice President Ball Bonder Business unit and Managing Director of K&S Singapore. Mr. Lendner is 44 years old.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to the compensation received by the Chief Executive Officer and the three other most highly compensated executive officers of the Company who were serving as executive officers at September 30, 2003 and the former Senior Vice President and Chief Financial Officer of the Company who served until September 15, 2003 (collectively, the “named executive officers”) for the fiscal year ended September 30, 2003 (“Fiscal 2003”), as well as the compensation received by each such individual for the Company’s previous two fiscal years (“Fiscal 2002” and “Fiscal 2001,” respectively), if applicable.

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary($)(1)	Bonus($)(1)(2)	Other Annual Compensation($)(3)	Securities Underlying Options(#)	All Other Compensation($)(4)
C. Scott Kulicke	2003	$424,578	$—	$—	81,000	$18,000
Chairman of the Board and	2002	424,580	—	—	111,500	16,500
Chief Executive Officer	2001	484,749	—	7,218	110,600	15,750

Morton K. Perchick (5)	2003	$294,429	$—	$—	36,000	$21,000
Executive Vice President	2002	285,610	—	—	56,100	19,250
	2001	329,869	134,400	7,275	55,500	18,375

Clifford G. Sprague (6)	2003	$273,415	$—	$—	36,000	$15,959
Senior Vice President and	2002	233,740	—	—	40,400	10,889
Chief Financial Officer	2001	266,402	107,250	6,506	45,600	13,125

Charles Salmons	2003	$248,553	$—	—	31,000	$18,966
Senior Vice President	2002	212,498	—	—	42,000	13,976
Product Development	2001	257,283	92,500	7,346	41,600	15,750

Jagdish (Jack) G. Belani	2003	$238,618	$—	$—	31,000	$3,860
Vice President	2002	204,000	—	—	43,000	4,402
	2001	230,974	150,000	10,902	35,200	3,960

(1)	Includes amounts earned but deferred at the election of executive officers under the Company’s Executive Deferred Compensation Plan.
(2)	These amounts represent incentive payments to the named executive officers as participants in the Company’s Executive Incentive Compensation Plan for the fiscal year indicated.
(3)	For Fiscal 2001, these amounts represent the Company’s reimbursement of taxes paid by the named executive officers on Company provided automobiles.
(4)	This column includes, for Fiscal 2001, 2002 and 2003, the Company’s matching contribution to its 401(k) Incentive Savings Plan for each of the named executive officers.
(5)	Effective as of October 1, 2003, Mr. Perchick ceased to serve as an executive officer of the Company. Mr. Perchick will continue his employment with the Company through September 30, 2006 as an executive advisor. In such capacity, Mr. Perchick receives a base salary in the amount of $224,000 per year, continues to be eligible to participate in the Company’s benefits and programs (other than the Company’s key employee stock option program and any incentive programs), and is not expected to work in excess of 50 hours per month. In addition, Mr. Perchick provides support to the Company’s facility projects, as mutually agreed upon, at the additional compensation rate of $162 per hour.

(6)	Effective as of September 15, 2003, Mr. Sprague ceased to serve as an executive officer of the Company. Mr. Sprague terminated his employment with the Company on June 30, 2004. Effective as of January 1, 2004, Mr. Sprague received a salary at the biweekly rate of $5,288 plus a car allowance of $475 per month and he was eligible to participate in the Company’s benefit plans.

Stock Option Tables

The following tables set forth information with respect to: (i) stock option grants by the Company to the named executive officers in Fiscal 2003, and (ii) the aggregate option exercises by each named executive officer during Fiscal 2003, the number of unexercised options and the value of unexercised in-the-money options held by each named executive officer at the Fiscal 2003 year-end, respectively.

Option Grants in Fiscal 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share	Expiration Date	5%	10%
C. Scott Kulicke	81,000	3.3%	$2.95	10/3/2012	$150,274	$380,825
Morton K. Perchick	36,000	1.5%	2.95	10/3/2012	66,789	169,255
Charles Salmons	31,000	1.3%	2.95	10/3/2012	57,512	145,748
Clifford G. Sprague	36,000	1.5%	2.95	6/30/2005	15,205	31,725
Jagdish (Jack) Belani	31,000	1.3%	2.95	10/3/2012	57,512	145,748

(1)	The options granted to named executive officers in Fiscal 2003 were granted under the Company’s 2001 Employee Stock Option Plan and generally become exercisable commencing one year from the date of grant in installments of 25% per year.
(2)	The Company granted options to employees to purchase a total of 2,457,740 shares during Fiscal 2003.
(3)	These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.

Aggregated Option Exercises in Fiscal 2003 and 2003 Fiscal Year-End Option Values

The following table sets forth information with respect to the aggregate option exercises by each named executive officer in Fiscal 2003 and the value of unexercised in-the-money options held by each named executive officer at the end of Fiscal 2003, respectively.

	Shares Acquired on Exercise		Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the- Money Options At Fiscal Year-End(1)
Name		Value Realized	Exercisable	Unexercisable-	Exercisable	Unexercisable
C. Scott Kulicke	18,400	$300,494	700,095	239,005	$2,090,115	$639,900
Morton K. Perchick	—	—	226,855	114,745	492,799	284,400
Charles Salmons	—	—	110,380	88,860	189,257	244,900
Clifford G. Sprague	—	—	141.528	95,620	250,916	284,400
Jagdish (Jack) Belani	—	—	77,310	93,090	—	244,900

(1)	In-the-money options are those where the fair market value of the underlying shares exceeds the exercise price of the option. The closing price of the Company’s Common Shares on September 30, 2003, the last trading day during Fiscal 2003, was $10.85 per share.

Pension Plan

The Company has maintained a tax-qualified defined benefit pension plan, which covered U.S. employees who had reached age 21 and completed one year of service. Effective December 31, 1995, benefit accruals under the Company’s pension plan were frozen. Retirement benefits under this pension plan are determined under a formula based on length of service and average compensation in the three consecutive calendar years during the ten year period ended December 31, 1995, producing the highest average (subject to certain Internal Revenue Code limits). Assuming the individual survives until age 65 and begins to receive payments at age 65 in the form of an annuity, the named executives would receive the following annual amounts under the pension plan: C. Scott Kulicke - $57,996; Morton K. Perchick - $29,951; Clifford G. Sprague - $15,793; Charles Salmons - $22,097; and Jack Belani - $0.

Termination of Employment and Change in Control Arrangements

The Company has Termination of Employment Agreements with its executive officers which provide that in the event of certain changes in control, as defined in the agreements, the officer who is a party to such agreement and whose employment terminates, other than voluntarily or for cause, within 18 months after such change in control, will be entitled to termination pay equal to the lesser of a specified number of months’ target total cash compensation (base salary plus incentives) for the year in which the change in control occurs or $10 less than the amount which would subject the officer to excise tax with respect to such payment under Section 4999 of the Internal Revenue Code or would make payment thereof non-deductible by the Company under Section 280G of the Code. Such agreements were renewed by the Board of Directors in December 2000 and October 2003 and are all currently scheduled to expire on December 31, 2006, unless further extended. The named executive officers’ Termination of Employment Agreements provide for payment of the following number of months’ target total cash compensation: Messrs. Kulicke, 30 months; Perchick, 18 months; Salmons, 18 months; and Jack Belani, 18 months.

Under the Company’s 2001 Employee Stock Option Plan (“2001 Plan”), the 1998 Employee Stock Option Plan (“1998 Plan”) and the 1994 Employee Stock Option Plan (“1994 Plan”), in the event of a change in control of the Company (as defined in those plans), all outstanding options become fully vested and exercisable. Under the Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (the “1997 Director Plan”), if the Company is a party to any merger in which it is not the surviving entity, or any consolidation or dissolution, all outstanding options will terminate and the optionee will receive, in cash, from the Company an amount equal to the fair market value of the shares subject to his or her outstanding options less the amount which would be required to exercise such options. Under the Company’s 1988 Employee Stock Option Plan and 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (the “1988 Director Plan”), if the Company is

a party to any merger in which it is not the surviving entity, or any consolidation or dissolution, all outstanding options will terminate and the optionee will receive, in cash, from the Company an amount equal to the fair market value of the shares subject to then exercisable options less the amount which would be required to exercise such options.

Compensation of Directors

Directors who are not officers of the Company receive a quarterly retainer of $3,000, plus $2,000 for each meeting of the Board attended and $1,000 for each telephone meeting of the Board attended. Committee Chairmen also are paid an annual retainer of $2,000, and committee members are paid $1,000 for each committee meeting not held on the date of a Board meeting.

Each member of the Board who is not also an officer or employee of the Company is eligible to participate in the 1988 and 1997 Director Plans. Pursuant to the 1988 Director Plan (which terminated in 1998), options to purchase 5,000 Common Shares were automatically granted to each eligible director on the last day of each February on which the Company’s shares were publicly traded through 1998. In February 1999, a similar grant was made pursuant to the 1997 Director Plan, which provides for such grants through 2008. As a result of the two-for-one stock split effective on July 31, 2000, grants under the 1997 Director Plan were increased to 10,000 Common Shares beginning with the grant made in February 2001. The exercise price of all such options is equal to 100% of the fair market value of the Company’s Common Shares on the date of grant. All options granted under the 1988 Director Plan and options granted under the 1997 Director Plan before February 13, 2001 become exercisable in 20% annual increments commencing on the first anniversary of the date they are granted. Options granted under the 1997 Director Plan after February 13, 2001 become exercisable in 25% annual increments commencing on the first anniversary of the date they were granted.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2003, the Compensation Committee was comprised of Messrs. John A. O’Steen, Chairman, Larry D. Striplin, Jr. and C. William Zadel. The principal duties of the Compensation Committee are to approve compensation arrangements for the executive officers and senior managers of the Company and to administer the Company’s stock option plans. In December 2003, the Board expanded the responsibilities of the Compensation Committee to include senior management succession and overall management development duties and reconstituted it as the Management Development and Compensation Committee. The Management Development and Compensation Committee currently is comprised of Messrs. John A. O’Steen, Brian R. Bachman, Barry Waite, and C. William Zadel, all of whom are independent directors.

LEGAL PROCEEDINGS

From time to time, we are a plaintiff or defendant in various cases arising out of our usual and customary business. We cannot assure you of the results of pending or future litigation, but we do not believe that resolution of these matters will materially and adversely affect our business, financial condition or operating results.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of September 22, 2004 (unless otherwise indicated in the notes below) regarding the beneficial ownership of our common stock by: (i) each shareholder known to us to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of our common stock, based upon our records or information publicly filed with the Securities and Exchange Commission, (ii) each director of the Company, (iii) each of the executive officers of the Company named in the Summary Compensation Table herein and (iv) the directors and all current executive officers of the Company as a group. Each of the shareholders named below has sole voting power and sole investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated.

Name and address of Beneficial Owner	Common Shares Beneficially Owned On September 22, 2004
	Number		Percent
Brian R. Bachman	1,000		*
Philip V. Gerdine	15,100	(1)(2)	*
C. Scott Kulicke	1,544,492	(1)(2)	3.0
John A. O’Steen	63,000	(1)(2)	*
Allison F. Page	44,040	(1)	*
MacDonell Roehm, Jr.	79,000	(1)	*
Barry Waite	2,500	(1)	*
C. William Zadel	45,000	(1)	*
Morton K. Perchick (3)	319,826	(1)(2)	*
Clifford G. Sprague (4)	256,970	(1)(2)	*
Charles Salmons	179,800	(1)	*
Jagdish (Jack) Belani	144,486	(1)	*
Capital Group International, Inc. 11100 Santa Monica Boulevard Los Angeles, CA 90025 (5)	4,837,950		9.6
Fred Alger Management, Inc. 111 Fifth Avenue New York, NY 10003 (6)	3,518,694		7.0
Directors and current executive officers as a group (consists of 13 persons) (7)	2,279,646		4.3

*	Represents less than 1%.
(1)	Includes or consists of shares subject to outstanding options that are currently exercisable or exercisable within 60 days after September 22, 2004 in the following amounts: Mr. Gerdine (15,000), Mr. Waite (2,500), Mr. Kulicke (869,725), Mr. O’Steen (43,000), Mr. Page (43,000), Mr. Roehm (73,000), Mr. Zadel (43,000), Mr. Perchick (300,655), Mr. Sprague (237,148), Mr. Salmons (174,265), and Mr. Belani (144,150).
(2)	Includes shares jointly held with the individual’s spouse in the follow amounts: Mr. Gerdine (100), Mr. Kulicke (494,186), Mr. O’Steen (2,000), Mr. Perchick (2,800), and Mr. Sprague (13,000).
(3)	No longer an executive officer of the Company as of October 1, 2003.
(4)	No longer an executive officer of the Company as of September 15, 2003.
(5)	Based on information provided pursuant to an amendment to Schedule 13G filed jointly by Capital Group International, Inc. and Capital Guardian Trust Company with the Securities and Exchange Commission on February 13, 2004. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over these shares. On the amended Schedule 13G, Capital Group International, Inc. also reported that it does not have investment power or voting power over these shares but it may be deemed to “beneficially own” these shares by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(6)	Based on information provided pursuant to a statement on Schedule 13G filed with the SEC on February 13, 2004.
(7)	Includes 1,432,640 shares subject to options that are currently exercisable or exercisable within 60 days after September 22, 2004. See also footnote (1) above.

SELECTED FINANCIAL DATA

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Statement of Operations Data:
Net sales:
Equipment	$269,854	$692,062	$249,952	$169,469	$198,447	$145,880	$312,172
Packaging materials	124,450	185,570	150,945	157,176	174,471	128,987	167,418
Test (1)	—	—	116,890	114,698	104,882	78,319	90,678
Corporate and other (2)	—	—	595	222	135	135	—

Total net sales	394,304	877,632	518,382	441,565	477,935	353,321	570,268

Cost of goods sold:
Equipment	188,958	419,732	166,359	142,965	129,092	96,194	181,522
Packaging materials	90,326	130,548	110,570	118,080	132,779	97,958	129,968
Test (1)	—	—	84,401	79,686	87,856	64,198	69,810
Corporate and other (2)	—	—	—	14	—	—	—

Total cost of goods sold (1)	279,284	550,280	361,330	340,745	349,727	258,350	381,300

Operating expenses:
Equipment	92,157	120,244	105,609	91,966	72,589	51,528	45,418
Packaging materials	23,500	32,876	31,088	32,578	25,773	19,777	16,209
Test	—	—	66,148	130,077	44,218	33,919	37,767
Corporate and other(2)	15,066	29,380	34,234	66,883	15,539	11,627	13,711

Total operating expenses (1) (3)	130,723	182,500	237,079	321,504	158,119	116,851	113,105

Income (loss) from continuing operations:
Equipment	(11,261)	152,086	(22,016)	(65,462)	(3,234)	(1,842)	85,232
Packaging materials	10,624	22,146	9,287	6,518	15,919	11,252	21,241
Test	—	—	(33,659)	(95,065)	(27,192)	(19,798)	(16,899)
Corporate and other (2)	(15,066)	(29,380)	(33,639)	(66,675)	(15,404)	(11,492)	(13,711)

Income (loss) from operations (1) (2)	(15,703)	144,852	(80,027)	(220,684)	(29,911)	(21,880)	75,863

Interest income(expense), net	3,539	4,782	(5,542)	(14,941)	(16,491)	(12,418)	(8,271)
Equity in loss of joint venture (4)	(837)	(1,221)	—	—	—	—	—
Other income and minority interest	—	—	8,022	2,010	—	—	(8,594)

Income(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	(13,001)	148,413	(77,547)	(233,615)	(46,402)	(34,298)	58,998
Provision (benefit) for income taxes from continuing operations(5)	(3,963)	41,712	(21,468)	32,561	7,594	5,694	5,637
Loss from discontinued operations, net of tax (1)	(7,908)	(3,456)	(1,009)	(7,939)	(22,693)	(8,306)	(812)
Cumulative effect of change in accounting principle, net of tax	—	—	(8,163)	—	—	—	—

Net income(loss)	(16,946)	103,245	(65,251)	(274,115)	(76,689)	(48,298)	52,549
Addback:
Goodwill amortization, net of tax (9)	1,689	1,873	9,587	—	—	—	—

Pro forma net income (loss) (9)	$(15,257)	$105,118	$(55,664)	$(274,115)	$(76,689)	$(48,298)	$52,549

	(in thousands, except per share amounts)
	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Income (loss) from continuing operations before cumulative effect of change in accounting principle per share: (6)
Basic	$(0.19)	$2.23	$(1.15)	$(5.41)	$(1.09)	$(0.81)	$1.05
Diluted	$(0.19)	$1.96	$(1.15)	$(5.41)	$(1.09)	$(0.81)	$0.84

Discontinued operations, net of tax per share: (6)
Basic	$(0.17)	$(0.07)	$(0.02)	$(0.16)	$(0.46)	$(0.16)	$(0.01)
Diluted	$(0.17)	$(0.06)	$(0.02)	$(0.16)	$(0.46)	$(0.16)	$(0.01)

Cumulative effect of change in accounting principle, net of tax per share: (6)
Basic	$—	$—	$(0.17)	$—	$—	$—	$—
Diluted	$—	$—	$(0.17)	$—	$—	$—	$—

Net income (loss) per share: (6)
Basic	$(0.36)	$2.15	$(1.34)	$(5.57)	$(1.54)	$(0.97)	$1.04
Diluted	$(0.36)	$1.90	$(1.34)	$(5.57)	$(1.54)	$(0.97)	$0.83

Goodwill amortization, net of tax per share: (6) (9)
Basic	$0.04	$0.04	$0.20	$—	$—	$—	$—
Diluted	$0.04	$0.03	$0.20	$—	$—	$—	$—

Pro forma net income (loss) per share: (6) (9)
Basic	$(0.32)	$2.19	$(1.14)	$(5.57)	$(1.54)	$(0.97)	$1.04
Diluted	$(0.32)	$1.93	$(1.14)	$(5.57)	$(1.54)	$(0.97)	$0.83

Shares used in per common share calculations:(6)
Basic	46,846	47,932	48,877	49,217	49,695	49,639	50,652
Diluted	46,846	56,496	48,877	49,217	49,695	49,639	69,187

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$39,345	$316,619	$202,928	$111,300	$73,051	$59,016	$141,443
Working capital	167,131	471,338	265,355	159,813	125,829	133,509	226,542
Total assets	378,145	731,502	777,426	538,682	442,861	467,342	560,254
Long-term debt (7) (8)	—	175,000	301,511	300,393	300,338	330,476	329,635
Shareholders’ equity	274,776	405,342	338,547	69,323	97	25,467	62,842

(1)	During fiscal 2003, we recorded the following charges as operating expenses in continuing operations: loss on sale of product lines of $5.3 million, asset impairment of $3.6 million, $1.7 million was associated with the discontinuation of a test product, $1.2 million was due to the reduction in size of a test facility in Dallas, Texas, and $730 thousand resulted from the write-down of assets that were sold and assets that became obsolete; $5.2 million of severance associated with workforce reductions; and charges for inventory write-downs of $5.1 million (to costs of goods sold). We recorded the following charges in discontinued operations: asset impairment of $6.9 million associated with the write-down of the assets of our flip chip business unit to realizable value and goodwill impairment of $5.7 million associated with our flip chip reporting unit.

During fiscal 2002, we recorded the following charges as operating expenses: goodwill impairment of $74.3 million associated with our test and hub blade business units; asset impairment of $31.6 million primarily due to the cancellation of a company-wide integrated information system, the closure of our high density interconnect substrate business and the write-off of development and license costs of certain engineering and manufacturing software; $19.7 million of resizing charges comprised primarily of severance and contractual commitments associated with reductions in workforce and our closed and consolidated businesses; and $5.0 million of severance associated with workforce reductions in our continuing businesses. In fiscal 2002, we also recorded charges for inventory write-downs of $14.4 million (to costs of goods sold), $5.2 million of which was due to the discontinuance of a product.

During the first quarter of fiscal 2001, we purchased all the outstanding stock of Cerprobe Corporation and Probe Technology Corporation. As a result of these acquisitions, during the year ended September 30, 2001, we recorded a pre-tax charge of approximately $11.7 million for the write-off of in-process research and development. We also recorded charges of $19.9 million (to costs of goods sold) for inventory write-downs, $4.2 million for severance for the elimination of 511 positions and other related charges associated with a resizing of our workforce, $800 thousand for asset impairment charges, and non-recurring other income of $8.0 million as the result of an insurance settlement. In fiscal 2001, we also adopted SAB 101, resulting in a cumulative effect of an accounting change charge of $8.2 million, net of tax. Additionally, cost of goods sold for the year ended September 30, 2001 includes $4.2 million of acquisition related inventory step-up costs.

(2)	Corporate and other included the sales and expenses from the Company’s former high density substrate business and corporate activities.
(3)	In fiscal 2000, operating expense included the write-off of our investment in our Advanced Polymer Solutions joint venture in the amount of $3.9 million and the reversal into income of $2.5 million of the severance reserve that we established in fiscal 1999 for the elimination of approximately 230 positions associated with the relocation of our automatic ball bonder manufacturing from the United States to Singapore. In fiscal 1999, we purchased the advanced substrate technology and fixed assets used in the design, development and manufacture of laminate substrates for $8.0 million. As a result of this purchase, we recorded a pre-tax charge of approximately $3.9 million for the write-off of in-process research and development. During fiscal 1999, we also recorded a pre-tax charge for severance of approximately $4.0 million and asset write-off costs of approximately $1.6 million in connection with the above-mentioned move to Singapore. In fiscal 1999, we also recorded approximately $0.4 million for severance related to the reduction in workforce that began in fiscal 1998.
(4)	Equity in loss of joint ventures consists of our share of the loss of Advanced Polymer Solutions, LLC, a 50% owned joint venture which has been dissolved.
(5)	In fiscal 2003, we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $12.1 million. In fiscal 2002 we recorded a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carryforwards of $65.3 million and a charge of $25.0 million to provide for tax expense on repatriation of certain foreign earnings.
(6)	On June 26, 2000, the Company’s Board of Directors approved a two-for-one stock split of its common stock. Pursuant to the stock split, each shareholder of record at the close of business on July 17, 2000 received one additional share for each common share held at the close of business on that date. The additional shares were distributed on July 31, 2000. All prior period earnings per share amounts have been restated to reflect the two-for-one stock split. For fiscal years 1999, 2001, 2002 and 2003 only the common shares outstanding have been used to calculate both the basic earnings per common share and diluted earnings per common share because the inclusion of potential common shares would be anti-dilutive due to the net losses reported in those years. The after-tax interest expense recognized in fiscal 2000 associated with the 4 3/4% Convertible Subordinated Notes due 2006 that was added back to net income in order to compute diluted net income per share was $4.3 million.
(7)	Does not include letters of credit or foreign exchange contract obligations.
(8)	In August 2001, we issued $125.0 million in principal amount of 5 1/4% Convertible Subordinated Notes due 2006, which we redeemed in their entirety in August 2004. In December 1999, we issued $175.0 million in principal amount of 4 3/4% Convertible Subordinated Notes due 2006, which we redeemed in their entirety in January 2004. In December 2003, we issued $205.0 million in principal amount of 0.5% Convertible Subordinated Notes due 2008, and in June 2004, we issued $65.0 million in principal amount of 1% Convertible Subordinated Notes due 2010.

(9)	Reflects pro-forma results as if the adoption of SFAS 142 Goodwill and Intangible Assets had occurred at October 1, 1998. The adjustments reflect an add-back of amortization expense related to goodwill, net of tax, which would not have occurred under the provisions of the standard. As part of the adoption of SFAS 142, there were no indefinite lived intangibles identified, and there was no change to the estimated useful lives of existing intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes included in this prospectus for a full understanding of our financial position and results of operations.

INTRODUCTION

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble semiconductor devices. Today, we are the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is divided into three product segments: 1) equipment; 2) packaging materials; and 3) wafer and package test interconnect products. In February 2004 we sold the assets of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation per the guidance of Financial Accounting Standards Board SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, we have reclassified our financial statements to exclude the results of the flip chip business unit from our revenues and expenses of our continuing operations.

The semiconductor industry historically has been volatile, with periods of rapid growth followed by industry wide retrenchment. One such downturn started in fiscal 2001 and persisted into fiscal 2003. The industry recovered from this downturn in late fiscal 2003. The impact of the recovery from this downturn was net sales for the nine months ended June 30, 2004 of $570.3 million, a 61.4% increase from the same period in the prior year. Net sales for the quarter ended June 30, 2004 were $194.6 million, a 57.2% increase from the same period in the prior year, but a 12.2% decrease from the quarter ended March 31, 2004. On August 10, 2004, we announced that our customers had indicated a general slowing in the rate of semiconductor growth, and as a result, our wire bonder shipments for the September 2004 quarter will be lower than the June 2004 quarter and lower than we previously estimated. We currently expect net sales in the September 2004 quarter in the $135 million to $165 million range. There can be no assurances regarding levels of demand for our products, and in any case, we believe the historical volatility – both upward and downward – will persist.

During the industry downturn in fiscal 2001 and 2002, we incurred significant resizing charges to scale down the size of our business and consolidated operations. Even after implementing these formal resizing plans (see Note 6 to our Consolidated Financial Statements), we have continued to lower our cost structure by further consolidating operations, moving certain of our manufacturing capacity to China, moving a portion of our supply chain to lower cost suppliers and designing better but lower cost equipment. These cost reduction efforts are ongoing and we believe they will drive down our cost structure below current levels, while not diminishing our product quality. However, we expect to incur additional quarterly charges such as severance and facility closing costs as a result of these long-term cost reduction programs. Our goal is to be both the technology leader, and the lowest cost supplier, in each of our major lines of business.

We reported income from operations at our test business segment in the June 2004 quarter of $899 thousand. This performance is positive and reflects our continuing efforts to improve the performance of this segment but included a non-recurring spike in June 2004 quarter sales from one of our biggest test customers. For the nine months ended June 2004, this segment reported a loss of $17.0 million. We are continuing with our plan to improve the performance of this segment which includes: consolidation of test facilities, the transfer of a greater portion of the test production to our Asian facilities, outsourcing a greater portion of the test production and new product introductions. We expect implementation of this plan will continue through 2005 and will result in future period charges and/or restructuring charges.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials and test interconnect products.

Set forth below is a table listing the percentage of our total net sales from continuing operations for each business segment for the three and nine months ended June 30, 2003 and 2004:

	Three months ended June 30,		Nine months ended June 30,
	2003	2004	2003	2004
Equipment	39.1%	49.2%	41.3%	54.7%
Packaging materials	37.0%	31.7%	36.5%	29.4%
Test interconnect	23.9%	19.1%	22.2%	15.9%

	100.0%	100.0%	100.0%	100.0%

Set forth below is a table listing the net sales and percentage of our total net sales from continuing operations for each business segment for our fiscal years ended September 30, 2001, 2002, and 2003.

	(dollars in thousands)
	Fiscal Year Ended September 30,
	2001(1)		2002		2003(2)
	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales
Equipment	$249,952	48%	$169,469	38%	$198,447	42%
Packaging materials	150,945	29%	157,176	36%	174,471	37%
Test interconnect	116,890	23%	114,698	26%	104,882	22%
Other(3)	595	0%	222	0%	135	0%

	$518,382	100%	$441,565	100%	$477,935	100%

(1)	In the first quarter of fiscal 2001, we acquired two test interconnect companies, Cerprobe Corporation and Probe Technology Corporation, creating our test interconnect segment.
(2)	In the fourth quarter of fiscal 2003, we sold the assets related to the saw and hard material blade businesses that were part of the equipment segment and packaging materials segment, respectively. Those businesses had fiscal 2003 revenue of $11.3 million.
(3)	Includes sales associated with our substrate business that was closed in fiscal 2002.

Our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas sales in our packaging materials and test business segments are somewhat less volatile, tending to follow the trend of total semiconductor unit production.

In February 2004 we sold the assets of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and do not include the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Company’s fiscal years ended September 30, 2002 and 2003 reflect the operations of our former flip chip business unit as a discontinued operation.

Accordingly, the operating results of the Flip Chip business are not included in our revenues and expenses from continuing operations. The following table reflects the operating results of our flip chip business unit and write-offs for the past three fiscal years that have been reclassified to discontinued operations. The corresponding reclassified financial statements are presented in this prospectus.

The table below presents the operating results of the discontinued flip chip operations:

	(In thousands)
	Fiscal year ended September 30,
	2001	2002	2003
Net revenue	$36,621	$23,095	$16,386
Cost of sales	31,274	25,054	21,154

Gross profit	5,347	(1,959)	(4,768)

Selling, general and administrative	4,844	4,080	4,541
Research and development, net	1,357	1,019	844
Resizing	—	893	—
Asset impairment	—	—	6,873
Goodwill impairment	—	—	5,667
Amortization of goodwill & intangibles	683	—	—

Operating expense	6,884	5,992	17,925

Loss from operations	(1,537)	(7,951)	(22,693)
Net Interest Expense	7	12	—
Equity in loss of joint venture	—	—	—
Other income and minority interest	346	—	—

Loss from operations before income tax	(1,184)	(7,939)	(22,693)
Benefit for income taxes	(175)	—	—

Net loss	$(1,009)	$(7,939)	$(22,693)

Critical Accounting Policies and Estimates

We believe the following accounting policy is critical to the preparation of our financial statements:

Revenue Recognition. We changed our revenue recognition policy in the fourth quarter of fiscal 2001, effective October 1, 2000, based upon guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and we have satisfied any equipment installation obligations and received customer acceptance, or are otherwise released from our installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, we recognize revenue based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. Our standard terms are Ex Works (K&S factory), with title transferring to our customer at our loading dock or upon embarkation. We do have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables. Our business is subject to contingencies related to customer orders as follows:

•	Right of Return: A large portion of our revenue comes from the sale of machines that are used in the semiconductor assembly process. These items are generally built to order, and often include customization to a customer’s specifications. Revenue related to the semiconductor equipment is recognized upon customer acceptance. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at our customer’s facility. As a result, customer returns represent a very small percentage of customer sales on an annual basis. Our policy is to provide an allowance for customer returns based upon our historical experience and management assumptions.

•	Warranties: Our products are generally shipped with a one-year warranty against manufacturer’s defects and we do not offer extended warranties in the normal course of our business. We recognize a liability for estimated warranty expense when revenue for the related product is recognized. The estimated liability for warranty is based upon historical experience and management estimates of future expenses.

•	Conditions of Acceptance: Sales of our consumable products and bonding wire generally do not have customer acceptance terms. In certain cases, sales of our equipment products do have customer acceptance clauses which generally require that the equipment perform in accordance with specifications during an on-site factory inspection by the customer, as well as when installed at the customer’s facility. In such cases, if the terms of acceptance are satisfied at our facility before shipment, the revenue for the equipment will be recognized upon shipment. If the customer must first install the equipment in their own factory then, generally, revenue associated with that sale is not recognized until acceptance is received from the customer.

•	Price Protection: We do not provide price protection to our customers.

Before we adopted SAB 101, we recorded revenue upon the shipment of products or the performance of services. Provisions for estimated product returns, warranty and installation costs were accrued in the period in which the revenue was recognized. This policy assumed customer acceptance when the product specifications were met and the products shipped. Product returns and disputes with customers due to dissatisfaction with the performance of our products have been immaterial; accordingly, we recognized revenue upon the transfer of title and did not require our customers to provide notice of acceptance.

Estimates and Assumptions

Generally accepted accounting principles require the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, self insurance reserves, pension benefit liabilities, resizing, warranty, litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which are the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies require significant judgements and estimates:

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. We are also subject to concentrations of customers and sales to a few geographic locations, which may also impact the collectability of certain receivables. If economic or political conditions were to change in the countries where we do business, it could have a significant impact on the results of our operations, and our ability to realize the full value of our accounts receivable. Our average write-off of bad debts over the past five fiscal years has been less than 0.2% of net sales per year.

Inventory Reserves. We generally provide reserves for equipment inventory and spare part and consumable inventories considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to our suppliers and adjust commitments to those suppliers accordingly. If required, we reduce the carrying value of our inventory to the lower of cost or market value, based upon assumptions about future demand, market conditions and the next cyclical market upturn. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. We review and dispose of excess and obsolete inventory on a regular basis.

Valuation of Long-lived Assets. Our long-lived assets include property, plant and equipment, goodwill and intangible assets. Our property, plant and equipment and intangible assets are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying amount of these assets may not be recoverable. The implied fair value of our goodwill and intangible assets is based upon our estimates of the present value of future cash flows from the respective reporting units and other factors. We manage and value our intangible technology assets in the aggregate, as one asset group, not by individual technology. We perform our annual goodwill and intangible assets impairment test in the fourth quarter of each fiscal year, which coincides with our annual planning process, and whenever a “triggering” event occurs. Our annual impairment testing resulted in an impairment charge of $5.7 million in fiscal 2003 in our former flip chip business unit and a fiscal 2002 impairment charge of $72.0 million in the test business unit and

$2.3 million in the hub blade business. The sale of certain assets of our test operation, in the March 2004 quarter, resulted in an impairment charge of $3.2 million in that quarter. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges in accordance with SFAS 142 and SFAS 144.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we expect is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made. In both fiscal 2002 and fiscal 2003 we established a valuation allowance against our deferred tax assets generated from our U.S. net operating losses.

Changes in Accounting Principles and Policies

Shipping and Handling Revenues and Costs. In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on issue EITF No. 00-10, Accounting for Shipping and Handling Revenues and Costs. The Task Force concluded that amounts billed to customers related to shipping and handling should be classified as revenue. We adopted the consensus in fiscal 2001, and the impact was not material to our financial position and results of operations. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. We amortize our intangible assets with determinable lives on a straight-line basis over the estimated period to be benefited by the intangible assets which we estimates to be 10 years. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually. Our goodwill impairment test utilizes discounted cash flows to determine fair value and comparative market multiples to corroborate fair value. Our intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. Our intangible assets are comprised of customer accounts and complete technology in our test interconnect business segment. We manage and value our complete technology in the aggregate as one asset group.

Overview

Net sales. Our equipment sales depend on the capital expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and technology driven advancements in semiconductor design. The semiconductor industry historically has been highly volatile, and has experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry’s demand for capital equipment. For example, a downturn in the semiconductor industry from fiscal 2001 through most of fiscal 2003 contributed to lower net sales in each of those fiscal years in comparison to our fiscal 2000 net sales, during which time the semiconductor industry was experiencing an upturn.

Our packaging materials sales depend on manufacturing expenditures of semiconductor manufacturers and subcontract assemblers, many of which also purchase our equipment products. However, the volatility in demand for our packaging materials is less than that of our equipment sales due to the consumable nature of these products.

Our test interconnect solutions sales depend on the manufacturing expenditures of some of the same semiconductor manufacturers and subcontractors as our equipment and packaging materials sales. Because of the consumable and customized nature of most of our test products, however, the volatility in demand for these test products is less than that of our equipment sales.

Cost of goods sold. Equipment cost of goods sold consists mainly of subassemblies, materials, direct and indirect labor costs and other overhead. We rely on subcontractors to manufacture many of the components and subassemblies for our products and we rely on sole source suppliers for some material components.

Packaging materials cost of goods sold consists primarily of gold, aluminum, direct labor and other materials used in the manufacture of bonding wire, capillaries, wedges and other company products, with gold making up the majority of the cost. Gold bonding wire is generally priced based on a fabrication charge per 1,000 feet of wire, plus the value of the gold. To minimize our exposure to gold price fluctuations, we obtain gold for fabrication under a contract with our gold supplier on consignment and only purchase the gold when we ship the finished product to the customer. Accordingly, fluctuations in the price of gold are generally absorbed by our gold supplier or passed on to our customers. Since gold makes up a significant portion of the cost of goods sold of the bonding wire business unit, the gross profit margins of that business unit and therefore the packaging materials segment will be lower than can be expected in the equipment business. We rely on one supplier for our gold requirements.

Test interconnect cost of goods sold consists primarily of direct labor, indirect labor for engineering design and materials used in the manufacture of wafer and IC package testing cards and devices.

Selling, general and administrative expense. Our selling, general and administrative expense is comprised primarily of personnel and related costs, professional costs, and depreciation expense.

Research and development expense. Our research and development costs consist primarily of labor, prototype material and other costs associated with our developmental efforts to strengthen our product lines and develop new products and depreciation expense. For example, in fiscal 2003, we began shipping the Nu-Tek ™, a new automatic wire bonder designed for low lead applications, a segment of the market we had not previously targeted. Included in research and development expense is the cost to develop the software that operates our semiconductor assembly equipment, which is expensed as incurred. Our research and development costs decreased in fiscal 2003 as a result of the resizing of our business. However, we expect to continue to incur significant research and development costs.

RESULTS OF OPERATIONS

Three and Nine Months Ended June 30, 2004 Compared with the Three and Nine Months Ended June 30, 2003

Bookings and Backlog

During the June 2004 quarter, we recorded bookings of $186.6 million compared to $219.2 million in the March 2004 quarter and $135.5 million in the June 2003 quarter. A booking is recorded when a customer order is reviewed and a determination is made that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets the Company’s credit requirements. At June 30, 2004, we had a backlog of customer orders totaling $104.0 million, compared to $111.8 million at March 31, 2004 and $49.3 million at June 30, 2003. Our backlog as of any date may not be indicative of net sales for any succeeding period, since the timing of deliveries may vary and orders generally are subject to delay or cancellation. For example, on August 10, 2004, we announced that discussions with customers indicate a general slowing in the rate of semiconductor growth. As a result, some of these customers have requested that we delay the shipment of wire bonders previously ordered and included in our backlog of customer orders at June 30, 2004.

Sales

Business segment net sales:

	(dollars amounts in thousands)
	Three months ended June 30,			Nine months ended June 30,
	2003	2004	% Change	2003	2004	% Change
Equipment	$48,416	$95,732	97.7%	$145,880	$312,172	114.0%
Packaging materials	45,828	61,740	34.7%	128,987	167,418	29.8%
Test interconnect	29,538	37,156	25.8%	78,319	90,678	15.8%
Other	—	—		135	—

	$123,782	$194,628	57.2%	$353,321	$570,268	61.4%

Net sales from continuing operations for the June 2004 quarter increased $70.8 million or 57.2% from the same period in the prior year and for the nine months ended June 2004 increased $216.9 million or 61.4%. Increased demand in the semiconductor industry along with our leading position in the semiconductor wire bonding equipment industry and our ability to ramp production to meet customer demand were the driving forces behind the increase in net sales from the same period in the prior year. While net sales in the June 2004 quarter increased from the prior year they were $27.1 million or 12.2% below net sales in the March 2004 quarter. The lower sequential sales reflected a slowing in demand for wire bonders after record wire bonder unit sales in the March 2004 quarter.

Our equipment segment was the primary beneficiary of the increased demand in the semiconductor industry with automatic wire bonder unit sales up 137.2% from the prior year in the June 2004 quarter and up 179.5% for the nine months ended June 2004. The large increases in automatic wire bonder unit sales compared to the prior year was partially offset by a lower blended average selling price per automatic wire bonder unit (ASP) of 4.1% in the June 2004 quarter and 8.9% in the nine months ended June 2004. The decline in blended ASP, from the prior year, was expected and reflects our historical product life cycle pricing pattern. ASPs generally go down over time for any particular model. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. The blended ASP varies with the proportion of newer models sold and with customer mix. While the blended ASP was lower than the prior year it was relatively even with the prior quarter.

Our packaging materials business also benefited from the increased demand in the semiconductor industry with strong unit sales growth. Our capillary unit sales were up 18.3% in the June 2004 quarter and 28.2% for the nine months ended June 2004. Blended capillary ASP was relatively flat with the prior year in both the quarter and nine months ended June 2004. Blended capillary ASP is a function of the general decline in unit prices and mix between high and low end capillaries. High end capillaries support advanced packaging applications and have higher ASP’s. As in our equipment business, we introduce new capillaries with additional features that enable us to demand a higher selling price. Our wire unit sales (measured in Kft) increased 46.3% in the June 2004 quarter and 35.8% for the nine months ended June 2004. Wire ASP is heavily dependent upon the price of gold and can fluctuate significantly from period to period. In the June 2004 quarter the increase in the price of gold accounted for $5.3 million of the sale increase over the prior year and accounted for $16.0 million of the increase for the nine months ended June 2004.

Our test interconnect sales were 25.8% above the prior year in the June 2004 quarter and 15.8% above for the nine months ended June 2004. During the June 2004 quarter one of our biggest test customers implemented a sudden change in their product road map, driving a spike of business for us. We helped the customer get through their transition and expect our test business to settle back into a more normal trend line. ASPs are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, ASP’s are not a metric used by management.

The majority of our sales are to customers that are located outside of the United States or have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 87% of our total sales in the first nine months of fiscal 2004 compared to 78% in the first nine months of the prior fiscal year. The majority of these foreign sales were destined for customers locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 26% of our shipments in the first nine months of fiscal 2004 compared to 19% of our shipments in the first nine months of the prior fiscal year.

Gross Profit

Business segment gross profit:

	(dollars amounts in thousands)
	Three months ended June 30,				Nine months ended June 30,
	2003	% Sales	2004	% Sales	2003	% Sales	2004	% Sales
Equipment	$16,176	33.4%	$39,792	41.6%	$49,686	34.1%	$130,650	41.9%
Packaging materials	10,758	23.5%	13,944	22.6%	31,029	24.1%	37,450	22.4%
Test interconnect	5,169	17.5%	11,336	30.5%	14,121	18.0%	20,868	23.0%
Other	—	—	—	—	135	—	—	—

	$32,103	25.9%	$65,072	33.4%	$94,971	26.9%	$188,968	33.1%

Gross profit increased $33.0 million or 102.7% over the prior year in the June 2004 quarter and increased $94.0 million or 99.0% over the prior year for the nine months ended June 2004. In the June 2004 quarter, our gross margin (gross profit as a percentage of sales) improved from 25.9% in the prior year to 33.4% and for the nine months ended June 2004 it improved from 26.9% to 33.1%. The improved gross profit and gross margin was due primarily to the higher sales volume.

Our equipment gross margin increased 8.2 percentage points from the prior year in the June 2004 quarter and 7.8 percentage points in the nine months ended June 2004. A lower cost per automatic wire bonder unit was the primary reason for the higher gross margin in both the quarter and nine months ended June 2004. Our average cost per unit was 13.6% below the prior year in the June 2004 quarter and 22.2% below for the nine months ended June 2004. Like the decline in ASP, our lower cost per unit reflects the lowering of production costs over a product life cycle along with a change in product mix and our continuing efforts to drive down our cost structure.

Our packaging materials gross margin was adversely affected by the higher price of gold in fiscal 2004 compared to fiscal 2003, which makes up a significant portion of our wire cost of sales, and the sale of our hard materials blade product line in August of 2003. The hard materials blades margins were higher than the average packaging material segment margin.

Our test interconnect gross margin increased 13.0 percentage points in the June 2004 quarter and 5.0 percentage points in the nine months ended June 2004 due primarily to the spike in sales volume mentioned above. Start-up costs associated with the ramping of production of cantilever products in our China facility partially offset the positive impact from the higher sales.

Operating Expenses

	(dollars amounts in thousands)
	Three months ended June 30,				Nine months ended June 30,
	2003	% Sales	2004	% Sales	2003	% Sales	2004	% Sales
Selling, general and administrative	$22,947	18.5%	$24,688	12.7%	$77,902	22.0%	$78,055	13.7%
Research and development, net	9,735	7.9%	8,887	4.6%	29,412	8.3%	25,791	4.5%
Resizing(recovery) costs	—	0.0%	—	0.0%	(205)	-0.1%	(68)	0.0%
Loss (gain) on disposal of assets	4	0.0%	—	0.0%	(117)	0.0%	(794)	0.0%
Asset impairment	1,207	1.0%	—	0.0%	2,915	0.8%	3,293	0.6%
Amortization of intangible assets	2,315	1.9%	2,198	1.1%	6,944	2.0%	6,828	1.2%

	$36,208	29.3%	$35,773	18.4%	$116,851	33.1%	$113,105	20.0%

Selling, general and administrative

SG&A expenses were relatively flat with the prior year for both the quarter and nine months ended June 2004 but SG&A expense as a percentage of sales was down 5.8 percentage points and 8.3 percentage points, respectively, for the quarter and nine months ending June 2004 compared to the prior year. In the June 2004 quarter, SG&A expense included $0.3 million of China start-up costs and for the nine months ended June 2004 it included charges of $2.7 million associated with the closing of a probe card production facility in France, $1.2 million of severance and $1.5 million of China start-up costs. In the June 2003 quarter, SG&A expense included costs associated with workforce reductions of $1.0 million and a reversal of a $2.0 million reserve, previously established for potential obligations to U.S. Customs and for the nine months ended June 2003 it included costs associated with workforce reductions of $4.5 million, start-up costs for our new China facility of approximately $1.1 million and a $0.7 million charge for the early termination of an information technology services agreement partially offset by the reversal of the $2.0 million U.S. Customs. Reserve. Other than the above mentioned costs, our ongoing SG&A costs were similar to the corresponding periods of the prior year and reflect our efforts to contain operating costs with higher sales volume.

The workforce reduction/severance charges identified in the previous paragraph were included in SG&A expense because they were not related to formal and distinct restructuring programs, but rather, they were normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. Also, if the business conditions had improved, we were prepared to rehire some of these terminated individuals. These charges are in contrast to the formal and distinct resizing programs we established in prior fiscal years.

Research and Development

R&D expense for the three and nine months ended June 2004 decreased from the corresponding periods of fiscal 2003 by $0.8 million and $3.6 million, respectively. The reduction for the quarter and for the nine months ended June 2004 was primarily due to lower payroll and related expenses resulting from our ongoing cost reduction efforts.

Gain on sale of assets

In the second quarter of fiscal 2004, we realized a gain of $709 thousand on the sale of land and $85 thousand on the sale of a portion of our PC board business.

Asset Impairment

In the nine months ended June 2004, we recorded an asset impairment charge of $3.3 million associated with exiting our PC board fabrication business and the closure of a probe card production facility in France. In the June 2003 quarter, we recorded an asset impairment charge of $1.2 million associated with the closure of certain test operations in Dallas, Texas. In the nine months ended June 2003, we recorded an asset impairment of $2.8 million, $1.6 million of which was related to the discontinuation of a test product and $1.2 million was related to the closure of certain test operations in Dallas, Texas.

We perform our annual test for impairment of intangible assets at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. However, we also test for impairment whenever a “triggering” event occurs. We performed interim goodwill impairment tests during the quarters ended December 31, 2003 and March 31, 2004 due to the existence of an impairment trigger, which was the losses experienced in our test business. The results of this goodwill impairment test, indicated that the fair value of the test reporting unit exceeded its carrying value by approximately $24 million at December 31, 2003 and by $29 million at March 31, 2004. Based on these tests no impairment charge was recorded. Due to the improved profitability of our test business in the June 2004 quarter no triggering event occurred. The fair value of the test reporting unit was based on discounted cash flows of our projected future cash flows from this reporting unit, consistent with the methods used in fiscal 2002 and 2003. When conducting our goodwill impairment analysis, we calculate our potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. We use the present value of future cash flows from the respective reporting units to determine the implied fair value. We also tested our intangible assets for impairment in the March 2004 quarter, as a result of the sale of certain assets of the test operations and recorded an impairment charge of $3.2 million associated with the reporting unit’s purchased technology intangible asset. The $3.2 million charge is included in the $3.3 million assets charge recorded in the nine months ended June 2004.

Amortization of Intangible Assets

Amortization expense in both fiscal 2003 and 2004 was associated with our intangible assets for customer accounts and completed technology arising from the acquisition of our test division. The aggregate amortization expense for these items for each of the next five fiscal years is expected to approximate $8.8 million.

Income (loss) from Operations

Business segment income (loss) from operations:

	(dollars amounts in thousands)
	Three months ended June 30,				Nine months ended June 30,
	2003	% Sales	2004	% Sales	2003	% Sales	2004	% Sales
Equipment	$774	1.6%	$24,903	26.0%	$(1,842)	-1.3%	$85,232	27.3%
Packaging materials	4,790	10.5%	8,168	13.2%	11,252	8.7%	21,241	12.7%
Test interconnect	(5,971)	-20.2%	899	2.4%	(19,798)	-25.3%	(16,899)	-18.6%
Corporate and other	(3,698)	—	(4,671)	—	(11,492)	—	(13,711)	—

	$(4,105)	-3.3%	$29,299	15.1%	$(21,880)	-6.2%	$75,863	13.3%

Income from operations in the three and nine months ended June 2004 was $29.3 million and $75.9 million, respectively, compared to losses from operations in the three and nine months ended June 2003 of $4.1 million and $21.9 million, respectively. Increased demand in the semiconductor industry, which enabled us to significantly increase sales from the prior year in both the three and nine month periods ended June 2004, and our ongoing efforts to reduce our cost structure were the primary reasons for the improved performance.

As indicated above, our equipment and packaging materials businesses benefited from higher industry wide IC unit volume which resulted in higher unit sales of wire bonders, capillaries and wire and along with our cost reduction initiatives yielded significantly improved profitability in both dollars and margin.

Our test business recorded income from operations in the June 2004 quarter as a result of the spike in sales volume indicated above but was not profitable for the nine months ended June 2004. We are continuing with our plan to improve the performance of this segment which includes reducing its cost structure by: consolidation of facilities, the transfer of a greater portion of its production to our Asian facilities and outsourcing a greater portion of its production and increasing sales through new product introductions. We expect implementation of this plan will continue through 2005 and will result in future period charges and/or restructuring charges.

Our corporate and other expenses increased in the quarter and nine months ended June 2004 from the prior year due to recording employee incentive compensation expense in fiscal 2004 compared to no provision for incentive compensation expense in the prior year.

Interest and Charge on Early Extinguishment of Debt

Interest income in the three and nine months ended June 2004 was $275 thousand and $781 thousand compared to $135 thousand and $796 thousand in the same periods of the prior fiscal year. The higher interest income in the June 2004 quarter was due to higher cash and short-term investments and the lower interest income for the nine months ended June 2004 was due to lower interest rates. Interest expense in the three and nine months ended June 2004 was $2.2 million and $9.1 million compared to $4.3 million and $13.2 million in the same periods of the prior fiscal year. Interest expense in both fiscal 2004 and 2003 primarily reflects interest on our convertible subordinated notes and was lower in the both the three and nine months ended June 2004 due to the redemption of our 4.75% convertible subordinated notes in December 2003 and the purchase of $21 million of our 5.25% convertible subordinated notes in March 2004. We issued $65 million of 1.0% convertible subordinated notes on June 30, 2004 and simultaneously purchased $50 million of our 5.25% convertible subordinated notes. We also have called for redemption in the September 2004 quarter the remaining $54 million of our 5.25% convertible subordinated notes. We expect our quarterly interest expense, including amortization of note issuance costs, to be approximately $1.0 million, once the 5.25% convertible subordinated notes are redeemed, compared to $4.3 million in the June 2003 quarter.

In the June 2004 quarter, we wrote-off $775 thousand of issuance costs and incurred $1.0 million of call premium costs associated with the purchase of the $50 million of 5.25% convertible subordinated notes. For the nine months ended June 2004 we incurred the costs just mentioned and we wrote-off $2.6 million of issuance costs and incurred $3.6 million of call premium costs associated with the redemption of the 4.75% convertible subordinated notes and wrote-off $376 thousand of issuance costs and incurred $241 thousand of premium costs associated with the purchase of $21 million of our 5.25% convertible subordinated notes.

Provision for income taxes

Tax expense in the three and nine months ended June 2004 reflects income tax on income in foreign jurisdictions, alternative minimum tax on U.S. income and a provision for California state income tax. The provision for California state income tax resulted from California’s temporary suspension of the benefit of prior year operating losses. Our tax expense in the three and nine months ended June 2003 reflects income tax on income in foreign jurisdictions. In fiscal 2003, we established a valuation allowance against tax benefits from the fiscal 2003 losses in the U.S. In fiscal 2004, we reversed approximately $22.8 million of our valuation allowances. This reversal reflects a decrease in the valuation allowance that primarily results from our ability to utilize federal and state net operating losses based on our projected taxable income through June 30, 2004.

Discontinued Operations

In February 1996, we entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license related technologies and to provide wafer bumping services on a contract basis. In March 2001, we purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in our then existing advanced packaging business segment. In fiscal 2003, our then existing advanced packaging business segment consisted solely of FCT, which was not profitable.

In February 2004, we sold the assets of FCT for approximately $3.4 million in cash and notes, the agreement by the buyer to satisfy approximately $5.2 million of the Company’s lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of the Company’s flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable, $119 thousand in inventory, $2.5 million in property, plant and equipment, $119 thousand in other long term assets, $1.5 million in accounts payable and $1.0 million in accrued liabilities. We recorded a net loss on the sale of FCT of $380 thousand. Net sales from FCT for the nine months ended June 30, 2004 were $9.4 million, and for the three and nine months ended June 30, 2003 were $3.9 million and $11.7 million, respectively.

Net income (loss)

We reported net income of $22.6 million and $52.5 million, respectively, in the three and nine months ended June 30, 2004 compared to net losses of $11.4 million and $48.3 million, respectively, in the three and nine months ended June 30, 2003 for the reasons enumerated above. Over the past several years, we have been reducing our cost structure, through resizing programs, consolidating operations, moving certain manufacturing capacity to China, moving a portion of our supply chain to lower cost suppliers and designing better but lower cost equipment. Through these efforts, we believe we are able to generate net income over a wider range of net sales levels than in prior periods.

Fiscal Years Ended September 30, 2003, September 30, 2002 and September 30, 2001

The table below shows principal line items from our continuing operations, as a percentage of our net sales, for the three years ended September 30:

	Fiscal Year Ended September 30,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	69.7	77.2	73.2

Gross margin	30.3	22.8	26.8
Selling, general and administrative	26.4	30.6	21.4
Research and development, net	11.8	11.8	8.0
Resizing	0.8	4.3	(0.1)
Asset impairment	0.2	7.2	0.8
Goodwill impairment	—	16.8	—
Amortization of goodwill and intangibles	4.3	2.2	1.9
Purchased in-process research and development	2.3	—	—
Loss on sale of product lines	—	—	1.1

Loss from continuing operations	(15.4)%	(50.0)%	(6.3)%

Fiscal Years Ended September 30, 2003 and September 30, 2002

Bookings and Backlog. During the fiscal year ended September 30, 2003 we recorded bookings of $488.8 million compared to $444.4 million in fiscal 2002. At September 30, 2003, the backlog of customer orders totaled $59.9 million, compared to $49.0 million at September 30, 2002. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period.

Sales

Business segment net sales:

	(dollars amounts in thousands)
	Fiscal year ended September 30,
	2002	2003	% Change
Equipment	$169,469	$198,447	17.1%
Packaging materials	157,176	174,471	11.0%
Test interconnect	114,698	104,882	-8.6%
Other (1)	222	135

	$441,565	$477,935	8.2%

Sales. Net sales from continuing operations for the year ended September 30, 2003 were $477.9 million, an increase of 8.2% from $441.6 million in fiscal 2002.

Equipment sales were 17.1% higher then and prior year due primarily to a 46.3% increase in unit sales of automatic ball bonders, which is the dominant product in this business segment. The increase in ball bonder unit sales was partially offset by lower sales of other bonding machines and accessories. The blended average selling price per automatic ball bonder unit (ASP) was relatively flat with the prior year. However, ASPs generally go down over time for any particular model. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. The blended ASP varies with the proportion of newer models sold and with customer mix.

Packaging material sales were 11.0% higher then the prior year. Our capillary unit sales were up 12.2% in fiscal 2003, while our blended capillary ASP was 5.1% below the prior year. Blended capillary ASP is a function of the general decline in unit prices and mix between high and low end capillaries. High end capillaries support advanced packaging applications and have higher ASP’s. As in our equipment business, we introduce new capillaries with additional features that enable us to demand a higher selling price. Our wire unit sales (measured in Kft) decreased 9.4% in fiscal 2003 do primarily to a shift in product mix from the prior year. The lower wire unit sale was offset by an average increase of 16.2% in the price of gold, which is reflected in our gold wire ASP. The price of gold has a significant impact on our wire ASP and can fluctuate significantly from period to period. In fiscal 2003, the increase in the price of gold accounted for $13.6 million of the sale increase over the prior year.

Our test interconnect sales were 8.6% below the prior year due primarily to lower unit sales in our cantilever product lines, partially offset by higher sales of vertical and package test products. ASPs are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, ASP’s are not a metric used by management.

The majority of our sales are to customers that are located outside of the United States or have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 80% of our total sales in fiscal 2003 compared to 74% in the prior fiscal year. The majority of these foreign sales were to customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 20.6% of our shipments in fiscal 2003 compared to 25.1% of our shipments in the prior fiscal year.

Gross Profit:

Business segment gross profit:

	(dollars amounts in thousands)
	Fiscal year ended September 30,
	2002	% Sales	2003	% Sales
Equipment	$26,504	15.6%	$69,355	34.9%
Packaging materials	39,096	24.9%	41,692	23.9%
Test interconnect	35,012	30.5%	17,026	16.2%
Other (1)	208	93.7%	135	—

	$100,820	22.8%	$128,208	26.8%

Gross profit. Gross profit increased to $128.2 million in fiscal 2003 from $100.8 million in fiscal 2002. Included in the results for fiscal 2003 and fiscal 2002 are charges for inventory write-downs of $5.1 million and $14.4 million, respectively. The inventory write-down charge in fiscal 2003 was due primarily to excess and obsolete inventory and discontinued products. The charge for inventory write-downs in fiscal 2002 includes three distinct components: $7.8 million related to the write-down of spare parts inventories; $5.2 million associated with the discontinuance of our model 7700 dual spindle saw; and $1.3 million related to excess and obsolete inventory. We provide reserves for equipment inventory and for spare parts and consumables inventory considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to suppliers and adjust commitments to those suppliers accordingly. We review and dispose of our excess and obsolete inventory on a regular basis. In fiscal 2003 we disposed of $9.6 million of excess and obsolete inventory and in fiscal 2002 we disposed of $18.6 million of excess and obsolete inventory. The charges for inventory write-downs in fiscal 2003 and fiscal 2002 primarily involve items that are not part of our continuing product offerings and accordingly, should not have a significant impact on our future business or profitability.

Our equipment gross margin increased 19.3 percentage points from the prior year, of which 7.8 percentage points was due to the inventory write-offs discussed above. Excluding these inventory write-off, equipment gross margin increased by 11.5 percentage points, due to 14.3% reduction in the cost per ball bonder unit produced. Our lower cost per unit reflects the lowering of production costs over a product life cycle along with a change in product mix and our continuing efforts to drive down our cost structure.

Our packaging materials gross margin was adversely affected by the higher price of gold in fiscal 2003 compared to fiscal 2002, which makes up a significant portion of our wire cost of sales. However, the higher capillary unit sales accounted for the increase in gross profit dollars.

Our test interconnect gross margin decreased 14.3 percentage points from fiscal 2002, of which 3.2 percentage points was due to the inventory write-offs discussed above. Lower sales and associated gross profit accounted for the remaining reduction in test gross margin.

Operating Expenses:

	(dollars amounts in thousands)
	Fiscal year ended September 30,
	2002	% Sales	2003	% Sales
Selling, general and administrative	$135,054	30.6%	$102,327	21.4%
Research and development, net	51,929	11.8%	38,121	8.0%
Resizing(recovery) costs	18,768	4.3%	(475)	-0.1%
Asset impairment	31,594	16.8%	3,629	0.0%
Goodwill impairment	74,295	2.2%	—	1.9%
Amortization of intangible assets	9,864	2.2%	9,260	1.9%
Loss on sale of product lines	—	7.2%	5,257	0.8%

	$321,504	72.8%	$158,119	33.1%

Selling, general and administrative expenses. Selling, general and administrative (referred to as SG&A) expenses decreased $32.7 million or 24.2% from $135.1 million in fiscal 2002 to $102.3 million in fiscal 2003. The lower SG&A expenses in fiscal 2003 resulted primarily from our cost saving initiatives, principally related to reductions in employment levels. Included in the SG&A expense for fiscal 2003 were costs associated with workforce reductions (severance) of $5.2 million, start-up costs for our new China facility of approximately $2.0 million and a $0.7 million charge for the early termination of an information technology services agreement partially offset by the favorable reversal of a $2.0 million reserve, previously established for potential obligations to U.S. Customs. Included in the fiscal 2002 SG&A expense were workforce reductions (severance) of $5.0 million and training and start-up costs for our new China facility of $2.2 million.

The workforce reduction/severance charges identified in the previous paragraph were included in SG&A expense because they were not related to formal and distinct restructuring programs, but rather, they were normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. Also, if the business conditions had improved, we were prepared to rehire some of these terminated individuals. These charges are in contrast to the formal and distinct resizing programs we established in prior fiscal years.

Research and development. Research and development (“R&D”) expense in fiscal 2003 decreased $13.8 million or 26.6% from fiscal 2002. The lower R&D expense in fiscal 2003 was primarily due to the closure of our substrate business unit in the fourth quarter of fiscal 2002 and lower payroll and related expenses due to our ongoing cost reduction efforts.

Resizing: The semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. We developed formal resizing plans in response to these changes in our business environment with the intent to align our cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. We documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. We recorded the expense associated with these plans in the period that it committed to carry-out the plans. Although we make every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In fiscal 2003, we reversed $475 thousand ($205 thousand in the first half of 2003) of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated. We recorded resizing charges of $18.7 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing costs identified below, we continued (and are continuing) to downsize our operations in fiscal 2002 and 2003. These downsizing efforts resulted in workforce reduction charges of $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, we were prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

A summary of the formal resizing plans initiated in fiscal 2002 and 2001 and acquisition restructuring plans initiated in fiscal 2001 appears below:

	(in thousands)
Fiscal 2001 and 2002 Resizing Plans and Acquisition Restructurings	Severance and Benefits	Commitments	Total
Provision for resizing plans in fiscal 2001	$4,166	$—	$4,166
Acquisition restructurings	84	1,402	1,486
Payment of obligations in fiscal 2001	(2,101)	(213)	(2,314)

Balance, September 30, 2001	2,149	1,189	3,338

Provision for resizing plans in fiscal 2002:
Continuing operations	9,486	9,282	18,768
Discontinued operations	893	—	893
Payment of obligations in fiscal 2002	(7,551)	(1,470)	(9,021)

Balance, September 30, 2002	4,977	9,001	13,978

Change in estimate	(475)		(475)
Payment of obligations in fiscal 2003	(3,590)	(3,211)	(6,801)

Balance, September 30, 2003	$912	$5,790	$6,702

The remaining balance of the resizing costs are included in accrued liabilities.

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 and 2001 are identified below:

Charges in Fiscal Year 2002

Fourth Quarter 2002

In January 1999, we acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, we announced that we could not afford further development of the substrate technology and would close our substrate operations. As a result, we recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. We expected, and achieved, annual payroll related savings of approximately $4.2 million and annual facility/operating savings of approximately $3.9 million as a result of this resizing plan. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in our then existing Advanced Packaging business segment.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003:

	(in thousands)
Fourth Quarter 2002 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,231	$7,280	$8,511

Balance, September 30, 2002	1,231	7,280	8,511
Change in estimate:

Change in estimate	(102)	—	(102)
Payment of obligations	(1,051)	(2,401)	(3,452)

Balance, September 30, 2003	$78	$4,879	$4,957

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to improve the performance of its test business segment, we decided to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, we moved manufacturing of wafer test products from its facilities in Gilbert, Arizona and Austin, Texas to its facilities in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. We expected, and achieved, annual payroll related savings of approximately $6.9 million and annual facility/operating savings of approximately $84 thousand as a result of this resizing plan. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such earlier time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
Third Quarter 2002 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	1,105	233	1,338
Payment of obligations	(800)	(72)	(872)

Balance, September 30, 2003	$305	$161	$466

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to more efficiently manage its business, in the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of our microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result we reduced our expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, we reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 we reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

We expected annual payroll related savings of approximately $17.3 million and annual facility/operating savings of approximately $660 thousand as a result of this resizing plan. As a result of the decision not to relocate either its hub blade manufacturing facility or its microelectronics product manufacturing we ultimately achieved annual payroll related savings of approximately $12.7 million. The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue into 2005, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
Second Quarter 2002 Charge	Severance and Benefits		Commitments	Total
Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	2,129		1,469	3,598
Change in estimate	(353)		—	(353)
Payment of obligations	(1,284)		(719)	(2,003)

Balance, September 30, 2003	$492		$750	$1,242

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

As part of our efforts to more efficiently manage our business and reduce operating costs, we announced in the fourth quarter of fiscal 2001 that we would close our bonding wire facility in the United States and move the production capacity to our bonding wire facility in Singapore. We recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. We expected, and achieved, annual payroll related savings of approximately $11.5 million. Also in the fourth quarter of fiscal 2001, we recorded an increase to goodwill of $0.8 million, in connection with the acquisition of Probe Tech, for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge were expected to continue through 2004.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
Fourth Quarter 2001 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895
Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	512	—	512
Change in estimate	(20)		(20)
Payment of obligations	(455)	—	(455)

Balance, September 30, 2003	$37	$—	$37

Second Quarter 2001

As a result of the downturn in the semiconductor industry, in the quarter ended March 31, 2001, we announced a 7.0% reduction in our workforce. As a result, we recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to March 31, 2002. We expected, and achieved, annual payroll related savings of approximately $7 million. In connection with our acquisition of Probe Tech, we also recorded an increase to goodwill for $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there will be no additional cash payments related to severance and facility obligations under this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
Second Quarter 2001 Charge	Severance and Benefits	Commitments	Total
Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443
Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	—	19	19
Payment of obligations	—	(19)	(19)

Balance, September 30, 2003	$—	$—	$—

Asset impairment. In addition to the workforce resizings and the facility consolidations, over the past two fiscal years we have terminated several of our major initiatives in an effort to more closely align our cost structure with expected revenue levels. As a result, we recorded asset impairment charges of $3.6 million in fiscal 2003 and $31.6 million in fiscal 2002. The fiscal 2003 charge included; $1.7 million associated with the discontinuation of a test product; $1.2 million due to the reduction in the size of a test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. The fiscal 2002 charge included; $16.9 million associated with the cancellation of a company-wide integrated information system; $8.4 million associated with the closure of the substrates operation; $3.6 million charge for the write-off of development and license costs of certain engineering and manufacturing software, which had not yet been completed or placed in service and would never be utilized; $1.4 million associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which have been closed.

We also recorded an asset impairment charge of $6.9 million, to write-down assets to their realizable value, in our discontinued operation.

Goodwill impairment. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. We perform our annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. We also test for impairment between our annual tests if a “trigger” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting our goodwill impairment analysis, we calculate our potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. We use the present value of future cash flows from the respective reporting units to determine the implied fair value. Our intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. Our intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. We manage and value our complete technology in the aggregate as one asset group.

In fiscal 2002, we reviewed our business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses are included in our packaging materials segment, the substrate business is included in our advanced packaging segment and the test business comprises our test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with our equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, we completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, we reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million of goodwill associated with a deferred tax liability established for timing differences of U.S. income taxes on the workforce intangible. Also in fiscal 2002, we reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

In fiscal 2001, 2002 and 2003, the semiconductor industry experienced a severe industry downturn. Due to the prolonged nature of the industry downturn, we continually recalibrated our businesses and projections of future operating activities. We saw an up-tick in our business in the spring of 2002 and at that time believed we were emerging from the effects of an industry down turn. However, this up-tick in business was not sustained and our business turned back down in the second half of fiscal 2002. By the end of its fiscal 2002, our recalibrated forecasts of future cash flows from our test, hub blades and substrate reporting units were substantially lower than in the beginning of that fiscal year, which lead to the closing of the substrate business and an associated write-off of all the substrate intangible assets of $1.1 million and goodwill impairment charges in the test business of $72.0 million and in our hub blades business of $2.3 million. Likewise, by the end of fiscal 2003, our forecast of future cash flows from our flip chip business unit were lower than previous forecasts and resulted in goodwill and assets impairment charges of $5.7 million and the subsequent sale of the assets of this business. We recorded goodwill impairment charges in the period in which our analysis of future business conditions indicated that the reporting unit’s fair value, and the implied value of its goodwill, was less than its carrying value.

Due to the amount of goodwill associated with our test reporting unit, we retained a third party valuation firm to assist management in estimating the test reporting unit’s fair value at September 30, 2002. The appraisal was based on discounted cash flows of this reporting unit. The estimated fair value was determined using our weighted average cost of capital. The estimated fair value was then corroborated by comparing the implied multiples applicable to the test reporting unit’s projected earning to “guideline” companies’ forward earnings and based on this it was determined that they were within the range of the “guideline” companies. The fair value of our test reporting unit at September 30, 2003 was determined in the same manner, however, as it was greater than the carrying value of the reporting unit, there was no goodwill impairment.

We also recorded a goodwill impairment charge at September 30, 2002 in our hub blade reporting unit. We calculated the fair value of this reporting unit based on the present value of its projected future cash. The estimated fair value was determined using our weighted average cost of capital. The triggering event for this impairment charge was the recalibrated forecasts, in the fourth quarter of fiscal 2002, when we first determined that the fair value of the hub blade reporting unit was less then its carrying value.

In September 2003, we recorded a goodwill impairment charge at our flip chip business unit. The fair value of this reporting unit was determined using quoted prices from potential purchasers of this reporting unit. The quoted prices were subsequently confirmed upon the sale of the assets of the flip chip reporting unit in February of 2004. The triggering event for this impairment charge was also recalibrated forecasts in the fourth quarter of fiscal 2003, when we first determined that the fair value of its flip chip reporting unit was less then its carrying value.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2001	2002	2003
Reported net loss, before adoption of SFAS 142	$(65,251)	$(274,115)	$(76,689)
Addback:
Goodwill amortization, net of tax	9,587	—	—

Pro forma net loss	$(55,664)	$(274,115)	$(76,689)

Net loss per share, as reported:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)

Goodwill amortization, net of tax per share:
Basic	$0.20	$—	$—
Diluted	$0.20	$—	$—

Pro forma net loss per share:
Basic	$(1.14)	$(5.57)	$(1.54)
Diluted	$(1.14)	$(5.57)	$(1.54)

Amortization of goodwill and intangibles

Amortization expense was $9.3 million in fiscal 2003 compared to $9.9 million in fiscal 2002. The lower amortization expense in fiscal 2003 was due to the elimination of amortization expense in fiscal 2003 on acquired technology at our former substrate business that was written-off upon the closure of this business in the fourth quarter of fiscal 2002. The amortization expense in fiscal 2003 is associated with the intangible assets of our test business unit.

Purchased in-process research and development

In fiscal 2001, we recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech, representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, we acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of this in-process technology, we utilize a variation of the income approach. We forecast revenue, earnings and cash flow for the products under development. Revenues are projected to extend out over the expected useful lives for each project. The technology is then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. We anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and took into account the risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition five have been completed, one is still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and six were cancelled due to nonproductive results. We believe that the expected returns of the completed and in-process R&D projects will be realized. We also believe that future revenues from our existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The six projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their current status and estimated time for completion are as follows:

(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete at Purchase	Estimated Cost to Complete Project at Purchase	Current Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	N/A	Cancelled

Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete

ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)

Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)

Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)

Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled

All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q2 2004	4 complete; 1 in process; 5 cancelled

We purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in our fiscal year 2001. Subsequent to the acquisitions, we determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. We then shifted our R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. We expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the projected future cash flow generated from the sale of products created by each R&D project from its launch date through the expected life of the product.

Loss on sale of product lines. In the fourth quarter of fiscal 2003, we sold the fixed assets, inventories and intellectual property associated with our sawing and hard material blade product lines for $1.2 million in cash. We wrote-off $6.5 million of net assets associated with the transaction. In addition, we sold the assets associated with our polymers business for $105 thousand. This loss on sale of product lines of $5.3 million has been reclassified to be included in our operating expenses section of the consolidated statement of operations, from its prior presentation outside of the operating results.

Income(loss) from Operations:

	(dollars amounts in thousands)
	Fiscal year ended September 30,
	2002	% Sales	2003	% Sales

Equipment	$(65,462)	-38.6%	$(3,234)	-1.6%
Packaging materials	6,518	4.1%	15,919	9.1%
Test interconnect	(95,065)	-82.9%	(27,192)	-25.9%
Corporate and other	(66,675)	—	(15,404)	—

	$(220,684)	-50.0%	$(29,911)	-6.3%

Our loss from operations in fiscal 2003 was $29.9 million compared to $220.7 million in the prior fiscal year. The smaller operating loss in fiscal 2003 compared to fiscal 2002 was due primarily to higher sales and gross profit, lower SG&A and R&D expenses, no resizing expenses, and lower asset and goodwill impairment charges.

Equipment operating loss was reduced from $65.5 million to $3.3 million due primarily to higher sales and gross profit and lower operating costs. Packaging materials operating income increased by $9.4 million or 144.3% due primarily to recording $5.2 million of assets and goodwill impairment charges in the prior year and higher sales and gross profit in the current year. Test interconnect operating loss was $67.9 million less then the prior year due primarily to recording $73.2 million of goodwill and assets impairment charges in the prior year compared to $3.1 million of assets impairment charges in fiscal 2003. In order to improve the operating results of this business, we plan; to consolidate test facilities, transfer a greater portion of the test production to our Asian facilities, outsourcing a greater portion of the test production, and new product introductions. We expect implementation of this plan will continue through 2005 and will result in future period charges and/or restructuring charges. Our loss from corporate and other activities was $51.3 million less then the prior year due to asset impairment charges of $25.3 million and operating costs of our former substrate operation recorded in the prior year.

Interest. Interest income in fiscal 2003 was $940 thousand compared to $3.8 million in the prior year. The lower interest income was due primarily to lower cash balances to invest coupled with lower interest rates on short-term investments. Interest expense was $17.4 million in fiscal 2003 compared to $18.7 million in the prior year. The lower interest expense in fiscal 2003 resulted from the elimination in fiscal 2003 of interest associated with a receivable securitization program which was cancelled in July of 2002.

Other income and minority interest. Other income of $2.0 million in fiscal 2002 was associated with the cash settlement of an insurance claim associated with a fire in our bonding tools facility. Other income also includes minority interest of $10 thousand in fiscal 2002 for the portion of the loss of a foreign test division subsidiary that was owned by a third party. We purchased the third party’s interest in fiscal 2002.

Tax expense. We recognized tax expense of $7.6 million in fiscal 2003 compared to $32.6 million in fiscal 2002. The tax expense in fiscal 2003 represents income tax on foreign earnings and reserves for foreign withholding tax on repatriation of certain foreign earnings. In fiscal 2003 we established a valuation allowance of $12.1 million against our U.S and foreign net operating losses. The tax expense in fiscal 2002 was due primarily to a $65.3 million charge to establish a valuation allowance against our U.S. net operating loss carryforwards, a $25.0 million charge to provide for tax expense on repatriation of certain foreign earnings and foreign income taxes of $7.1 million. These charges were partially offset by a benefit of $49.5 million from the pretax loss in the U.S.

Discontinued Operations. The net loss of our former Flip Chip business unit comprises our discontinued operations. Included in the fiscal 2003 loss from discontinued operations are an asset impairment charge of $6.9 million and a goodwill impairment charge of $5.7 million.

Cumulative effect of change in accounting principle. In fiscal 2001, we adopted SAB 101 and recorded a cumulative effect of a change in accounting principle of $8.2 million, net of taxes of $4.4 million. The cumulative effect represents the net income associated with $26.5 million of sales that were deferred upon adoption of the standard. We recognized $6.3 million of the $26.5 million of deferred sales in fiscal 2002 and $19.3 million in fiscal 2001. At September 30, 2003, deferred sales revenue was approximately $300 thousand.

Net loss. Our net loss for fiscal 2003 was $76.7 million compared to a net loss of $274.1 million in fiscal 2002, for the reasons enumerated above.

Fiscal Years Ended September 30, 2002 and September 30, 2001

Bookings and backlog. During the fiscal year ended September 30, 2002 we recorded bookings of $444.4 million compared to $380.7 million in fiscal 2001. At September 30, 2002, the backlog of customer orders totaled $49.0 million, compared to $39.0 million at September 30, 2001. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period.

Sales

Business segment net sales:

	(dollars amounts in thousands) Fiscal Year ended September 30,
	2001	2002	% Change
Equipment	$249,952	$169,469	-32.2%
Packaging materials	150,945	157,176	4.1%
Test interconnect	116,890	114,698	-1.9%
Other (1)	595	222

	$518,382	$441,565	-14.8%

Net sales from continuing operations for the year ended September 30, 2002 were $441.6 million, a decrease of 14.8% from $518.4 million in fiscal 2001. The decrease in sales reflected the continued downturn in the semiconductor industry, which significantly impacted sales of our semiconductor assembly equipment and test products.

Equipment sales were 32.2% lower then the prior year due primarily to lower unit sales of wedge and tab bonders, ball attachment machines and dicing machines along with a 30.5% lower blended average selling price (ASP) for our automatic ball bonders. These negative impacts on our net sales were partially offset by a 44.1% increase in unit sales of automatic ball bonders, which is the dominant product in this business segment. The decrease in automatic ball bonders blended ASP was particularly severe in fiscal 2002 due to competitive pricing pressure during a prolonged industry downturn. However, ASPs generally go down over time for any particular model. To mitigate this we introduce new models with additional features that enable us to demand a higher selling price. The blended ASP varies with the proportion of newer models sold and with customer mix.

Packaging material sales were 4.1% higher then the prior year. Our capillary unit sales were up 19.8% in fiscal 2002, while our blended capillary ASP was 13.1% below the prior year. Blended capillary ASP is a function of the general decline in unit prices and mix between high and low end capillaries. High end capillaries support advanced packaging applications and have higher ASP’s. As in our equipment business, we introduce new capillaries with additional features that enable us to demand a higher selling price. Our wire unit sales (measured in Kft) increased 22.1% in fiscal 2002 due primarily to higher customer demand in the fourth quarter. In addition to higher wire unit sales the average price of gold, which is reflected in our gold wire ASP, increased 9.5% over the prior year. The price of gold has a significant impact on our wire ASP and can fluctuate significantly from period to period. In fiscal 2002, the increase in the price of gold accounted for a $7.1 million increase in wire sales over the prior year.

Our test interconnect sales were 1.9% below the prior year, however, test sales for fiscal 2001 included only the 10 months from the dates of acquisition through September 30, 2001. ASPs are not meaningful in the test business due to lack of a standard unit of measure and the large difference in part types sold. As such, ASP’s are not a metric used by management.

International sales (shipments of our products with ultimate foreign destinations) comprised 74% and 66% of our total sales during fiscal 2002 and 2001, respectively. The majority of these foreign sales were destined for customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea, Japan, and the Philippines. Our shipments to customers in China have historically been a small portion of our sales, however we expect this portion to increase as some of our customers increase their production capacity in China. We expect sales outside of the United States to continue to represent a substantial portion of our future revenues.

Gross profit. Gross profit decreased to $100.8 million in fiscal 2002 from $157.1 million in fiscal 2001. The decline was due primarily to lower average selling prices for automatic ball bonders and lower unit sales of dicing systems and tab bonders in the equipment segment. Partially offsetting the above mentioned declines in gross profit was higher unit sales of automatic ball bonders and packaging materials and higher gross profit in the test segment. Included in the results for fiscal 2002 are charges for inventory write-downs of $14.4 million. These charges for inventory write-downs include three distinct components. The largest component of the charge, amounting to approximately $7.8 million, relates to the write-down of spare parts inventories. We decided in the second quarter of fiscal 2002 to outsource our spare parts inventory management and accordingly wrote-down excess inventory. The second component of the charge relates to the write-down of $5.2 million of inventory associated with the discontinuance of our model 7700 dual spindle saw. Annual revenue for this product over the past several fiscal years has been insignificant therefore, the discontinuance of this product is not expected to have a material impact on sales, gross profit or net income. The smallest portion of the charge, amounting to $1.3 million, related to our normal excess and obsolescence reviews that are a recurring part of our normal business and ongoing operations. We provide reserves for equipment inventory and for spare parts and consumables inventory considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to suppliers and adjust commitments to those suppliers accordingly. We review and dispose of our excess and obsolete inventory on a regular basis. In fiscal 2002, we disposed of $18.6 million of excess and obsolete inventory. The charges for inventory write-downs in fiscal 2002 primarily involve items that are not part of our continuing product offerings and accordingly, should not have a significant impact on our future business or profitability.

Included in the results for fiscal 2001 are charges for inventory write-downs of $19.9 million (to costs of goods sold). We recorded $1.4 million of the charge in the first quarter for excess and obsolete ball bonder inventory and $6.5 million in the second quarter for ball bonder and spare parts inventory. In the fourth quarter we recorded a charge of $12.0 million for excess and obsolete ball bonder, dicing saw, test fixture and spare parts inventory. The charges for inventory write-downs resulted from the severe and continued downturn in the semiconductor industry. In fiscal 2001, we also recorded an acquisition-related inventory step-up charge of $4.2 million. In fiscal 2001, we disposed of $6.2 million of excess and obsolete inventory.

Gross margin (gross profit as a percentage of sales) was 22.8% in fiscal 2002, as compared to 30.3% for the same period in the prior year. The decline in gross margin for the year was due primarily to lower average selling prices of automatic ball bonders and dicing systems. The inventory write-downs in fiscal 2002 and fiscal 2001 amounted to 3.3% and 3.8% of net sales, respectively.

Selling, general and administrative expenses. Selling, general and administrative (referred to as SG&A) expenses decreased $1.9 million or 1.4% from $136.9 million in fiscal 2001 to $135.1 million in fiscal 2002. Fiscal 2002 SG&A expenses include approximately $13.3 million of expenses which are not comparable to the fiscal 2001 expenses. The $13.3 million of non-comparable expense include $5.0 million of severance expense, $6.1 million for two additional months of expenses at the test division (12 months of operations in 2002 vs. only ten months 2001) and $2.2 million of training and start-up expense associated with our new China facility. Excluding these charges, our fiscal 2002 SG&A expense declined due to reduced compensation and outside services expenses from our resizing initiatives taken in the current and prior year.

The workforce reduction/severance charges identified in the previous paragraph were included in SG&A expense because they were not related to formal and distinct restructuring programs, but rather, they were normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. Also, if the business conditions had improved, we were prepared to rehire some of these terminated individuals. These charges are in contrast to the formal and distinct resizing programs we established in prior fiscal years.

Research and development. Research and development (“R&D”) expense in fiscal 2002 decreased $9.4 million or 15.4% from fiscal 2001. The lower R&D spending was due to a shift in certain engineering functions to lower-cost foreign subsidiaries, and the ‘push-out’ of certain future product development initiatives. Our R&D expense includes the cost to develop the software that operates our semiconductor assembly equipment, which is expensed as incurred.

Resizing:The semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001 and 2002. We developed formal resizing plans in response to these changes in our business environment with the intent to align our cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. We documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. We recorded the expense associated with these plans in the period that it committed to carry-out the plans. Although we make every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

We recorded resizing charges of $18.8 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing costs identified below, we continued (and are continuing) to downsize our operations in fiscal 2002. These downsizing efforts resulted in workforce reduction charges of $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and our ongoing effort to reduce our cost structure. In addition, if the business conditions were to have improved, we were prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

Charges in Fiscal Year 2002

Fourth Quarter 2002

In January 1999, we acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, we announced that we could not afford further development of the substrate technology and would close our substrate operations. As a result, we recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. We expected, and achieved, annual payroll related savings of approximately $4.2 million and annual facility/operating savings of approximately $3.9 million as a result of this resizing plan. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in our then existing Advanced Packaging business segment.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the fourth quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2002 Charge

Provision for resizing	$1,231	$7,280	$8,511
Payment of obligations	—	—	—

Balance, September 30, 2002	$1,231	$7,280	$8,511

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to improve the performance of its test business segment, we decided to move towards a 24 hour per-day manufacturing model in our major U.S. wafer test facility, which would provide our customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, we moved manufacturing of wafer test products from our facilities in Gilbert, Arizona and Austin, Texas to its facilities in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. We expected, and achieved, annual payroll related savings of approximately $6.9 million and annual facility/operating savings of approximately $84 thousand as a result of this resizing plan. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such earlier time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the third quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Third Quarter 2002 Charge

Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	$1,105	$233	$1,338

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and our desire to more efficiently manage its business, in the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of our microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result we reduced our expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, we reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

We expected annual payroll related savings of approximately $17.3 million and annual facility/operating savings of approximately $660 thousand as a result of this resizing plan. As a result of the decision not to relocate either its hub blade manufacturing facility or its microelectronics product manufacturing we ultimately achieved annual payroll related savings of approximately $12.7 million. The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue into 2005, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the second quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits		Commitments	Total
Second Quarter 2002 Charge

Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	$2,129		$1,469	$3,598

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

As part of our efforts to more efficiently manage our business and reduce operating costs, we announced in the fourth quarter of fiscal 2001 that we would close our bonding wire facility in the United States and move the production capacity to our bonding wire facility in Singapore. We recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. We expected, and achieved, annual payroll related savings of approximately $11.5 million. Also in the fourth quarter of fiscal 2001, we recorded an increase to goodwill of $0.8 million, in connection with the acquisition of Probe Tech, for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge were expected to continue through 2004.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the fourth quarter of fiscal 2001:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2001 Charge

Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895

Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	$512	$—	$512

Second Quarter 2001

As a result of the downturn in the semiconductor industry, in the quarter ended March 31, 2001, we announced a 7.0% reduction in our workforce. As a result, we recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to March 31, 2002. We expected, and achieved, annual payroll related savings of approximately $7 million. In connection with our acquisition of Probe Tech, we also recorded an increase to goodwill for $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there will be no additional cash payments related to severance and facility obligations under this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001 and 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Second Quarter 2001 Charge

Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443

Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	$—	$19	$19

Asset impairment. In addition to the workforce resizings and the facility consolidations, we terminated several of our major initiatives in an effort to more closely align our cost structure with expected revenue levels. As a result, we recorded asset impairment charges of $31.6 million in fiscal 2002. We also recorded an asset impairment of $800 thousand in fiscal 2001.

In the fourth quarter of fiscal 2002, we recorded an asset impairment of $26.7 million. The charge included $16.9 million associated with the cancellation of a company-wide integrated information system, an $8.4 million write-off of assets associated with the closure of the substrates operation and $1.4 million of assets associated with a closed wire facility in Taiwan.

In the second quarter of fiscal 2002, we recorded an asset impairment charge of $4.9 million. The write-off included a $3.6 million charge for the write-off of development and license costs of certain engineering and manufacturing software, which had not yet been completed or placed in service and would never be utilized. Also in the second quarter, we wrote-off $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which have been closed.

In the fourth quarter of fiscal 2001, we recorded an asset impairment charge of $0.8 million related to the closure of a wire facility in the United States and the disposition of the associated equipment.

Goodwill impairment. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. We perform our annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. We also test for impairment between our annual tests if a “trigger” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting our goodwill impairment analysis, we calculate our potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. We use the present value of future cash flows from the respective reporting units to determine the implied fair value. Our intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. Our intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. We manage and value our complete technology in the aggregate as one asset group.

In fiscal 2002, we reviewed our business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard - the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses are included in our packaging materials segment, the substrate business is included in our advanced packaging segment and the test business comprises our test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with our equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, we completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, we reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million of goodwill associated with a deferred tax liability established for timing differences of U.S. income taxes on the workforce intangible. Also in fiscal 2002, we reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

In fiscal 2001 and 2002, the semiconductor industry experienced a severe industry downturn. Due to the prolonged nature of the industry downturn, we continually recalibrated our businesses and projections of future operating activities. We saw an up-tick in its business in the spring of 2002 and at that time believed we were emerging from the effects of an industry down turn. However, this up-tick in business was not sustained and our business turned back down in the second half of fiscal 2002. By the end of its fiscal 2002, our recalibrated forecasts of future cash flows from our test, hub blades and substrate reporting units were substantially lower than in the beginning of that fiscal year, which lead to the closing of the substrate business and an associated write-off of all the substrate intangible assets of $1.1 million and goodwill impairment charges in the test business of $72.0 million and in ourits hub blades business of $2.3 million. We recorded goodwill impairment charges in the period in which our analysis of future business conditions indicated that the reporting unit’s fair value, and the implied value of its goodwill, was less than its carrying value.

Due to the amount of goodwill associated with our test reporting unit, we retained a third party valuation firm to assist management in estimating the test reporting unit’s fair value at September 30, 2002. The appraisal was based on discounted cash flows of this reporting unit. The estimated fair value was determined using our weighted average cost of capital. The estimated fair value was then corroborated by comparing the implied multiples applicable to the test reporting unit’s projected earning to “guideline” companies’ forward earnings and based on this it was determined that they were within the range of the “guideline” companies.

We also recorded a goodwill impairment charge at September 30, 2002 in our hub blade reporting unit. We calculated the fair value of this reporting unit based on the present value of its projected future cash. The estimated fair value was determined using our weighted average cost of capital. The triggering event for this impairment charge was the recalibrated forecasts, in the fourth quarter of fiscal 2002, when we first determined that the fair value of the hub blade reporting unit was less then its carrying value.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2000	2001	2002
Reported net loss, before adoption of SFAS 142	$103,245	$(65,251)	$(274,115)
Addback:
Goodwill amortization, net of tax	1,873	9,587	—

Pro forma net loss	$105,118	$(55,664)	$(274,115)

Net loss per share, as reported:
Basic	$2.15	$(1.34)	$(5.57)
Diluted	$1.90	$(1.34)	$(5.57)

Goodwill amortization, net of tax per share:
Basic	$0.04	$0.20	$—
Diluted	$0.03	$0.20	$—

Pro forma net loss per share:
Basic	$2.19	$(1.14)	$(5.57)
Diluted	$1.93	$(1.14)	$(5.57)

Amortization of goodwill and intangibles

Amortization expense was $9.9 million in fiscal 2002 compared to $22.8 million in fiscal 2001. The lower amortization expense in fiscal 2002 was primarily the result of our adoption of SFAS 142, Goodwill and Other Intangible Assets effective October 1, 2001, which resulted in the elimination of amortization on goodwill and indefinite lived intangible assets. Intangible assets with determinable lives will continue to be amortized over their estimated useful life.

The agreement governing our purchase of Probe Tech from Siegel-Robert Corp. included a provision for reducing the purchase price if Probe Tech’s actual earnings before interest, taxes, depreciation and amortization (EBITDA) were less than a projected amount. We disputed Probe Tech’s EBITDA calculation and initiated arbitration seeking a reduction in the purchase price. The arbitrator’s award reduced the purchase price by $2.4 million in the second quarter of fiscal 2002. In June 2002, we received the final settlement and reduced goodwill by $1.5 million, reflecting the award, less costs incurred in the arbitration.

Purchased in-process research and development

In fiscal 2001, we recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, we acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of in-process technology, we utilized a variation of the income approach. We forecast revenue, earnings and cash flow for the products under development. Revenues were projected to extend out over the expected useful lives for each project. The technology was then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. We anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and there is a risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition four have been completed, four are still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and four were cancelled due to nonproductive results. We believe that the expected returns of the completed and in-process R&D projects will be realized. We also believe that future revenues from our existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The four projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their status at September 30, 2002 and estimated time for completion are as follows:

	(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete Purchase	Estimated Cost to Complete Project at Purchase	Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	Q2 2003	In process
Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete
ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)
Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)
Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)
Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled
All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q1 2003 -Q4 2004	3 complete; 3 in process; 4 cancelled

We purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in our fiscal year 2001. Subsequent to the acquisitions, we determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. We then shifted our R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. We expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the projected future cash flow generated from the sale of products created by each R&D project from its launch date through the expected life of the product.

Income (loss) from Operations:

	(dollars amounts in thousands)
	Fiscal year ended September 30,
	2001	% Sales	2002	% Sales
Equipment	$(22,016)	-8.8%	$(65,462)	-38.6%
Packaging materials	9,287	6.2%	6,518	4.1%
Test interconnect	(33,659)	-28.8%	(95,065)	-82.9%
Corporate and other	(33,639)	—	(66,675)	—

	$(80,027)	-15.4%	$(220,684)	-50.0%

Our loss from operations in fiscal 2002 was $220.7 million compared to $80.0 million in the prior fiscal year. The larger operating loss in fiscal 2002 compared to fiscal 2001 was due primarily to lower sales and gross profit, resizing expenses, and asset and goodwill impairment charges.

Equipment operating loss increased to $65.5 million from 22.0 million due primarily to lower sales and gross profit. Packaging materials operating income decreased by $2.8 million or 29.8% due primarily to recording $5.2 million of assets and goodwill impairment charges. Test interconnect operating loss increased to $95.1 million form $33.7 million in the prior year due primarily to $73.2 million of goodwill and assets impairment charges and $4.7 million of resizing charges. Our loss from corporate and other activities increased to $66.7 million from $33.6 million in the prior year due to $25.3 million of asset impairment charges and $9.1 million of resizing charges.

Interest. Interest income in fiscal 2002 was $3.8 million compared to $8.4 million in the prior year. The lower interest income was due primarily to lower interest rates on short-term investments. Interest expense was $18.7 million in fiscal 2002 compared to $13.9 million in the prior year. The higher interest expense in fiscal 2002 was due to a full year’s interest on the 5 1/4% Convertible Subordinated Notes due 2006 that were issued in the fourth quarter of fiscal 2001.

Other income and minority interest. Other income of $2.0 million in fiscal 2002 and $8.4 million in fiscal 2001 are primarily associated with the cash settlement of an insurance claim associated with a fire in our bonding tools facility. Other income also includes minority interest of $10 thousand in fiscal 2002 for the portion of the loss of a foreign test division subsidiary that was owned by a third party. We purchased the third party’s interest in fiscal 2002. Other income in 2001 includes minority interest of $352 thousand in the foreign test division subsidiary.

Tax expense. We recognized tax expense of $32.6 million in fiscal 2002 compared to a tax benefit of $21.2 million in fiscal 2001. The tax expense in fiscal 2002 was due primarily to a $65.3 million charge to establish a valuation allowance against our U.S. net operating loss carryforwards, a $25.0 million charge to provide for tax expense on repatriation of certain foreign earnings and foreign income taxes of $7.1 million. These charges were partially offset by a benefit of $49.5 million from the pretax loss in the U.S.

Discontinued operations: The net loss of our former Flip Chip business unit comprises our discontinued operations.

Cumulative effect of change in accounting principle. In fiscal 2001, we adopted SAB 101 and recorded a cumulative effect of a change in accounting principle of $8.2 million, net of taxes of $4.4 million. The cumulative effect represents the net income associated with $26.5 million of sales that were deferred upon adoption of the standard. We recognized $6.3 million of the $26.5 million of deferred sales in fiscal 2002 and $19.3 million in fiscal 2001. At September 30, 2002, deferred revenue was approximately $0.9 million.

Net loss. Our net loss for fiscal 2002 was $274.1 million compared to a net loss of $65.3 million in fiscal 2001, for the reasons enumerated above.

Quarterly Results of Operations

The table below shows our quarterly net sales, gross profit and operating income (loss) by quarter for fiscal 2003 and 2002:

	(in thousands)
Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208
Loss from operations	(9,696)	(8,079)	(4,105)	(2,774)	(24,654)

Fiscal 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$96,748	$101,245	$126,397	$117,175	$441,565
Gross profit	25,537	11,390	35,192	28,701	100,820
Loss from operations	(20,143)	(53,534)	(15,603)	(131,404)	(220,684)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, total cash and investments were $141.4 million compared to $103.6 million at March 31, 2004 and $73.1 million at September 30, 2003. Cash and investments increased $68.3 million from September 30, 2003 due primarily to cash provided by operating activities of $57.8 million. We also generated $12.2 million of net proceeds from the issuance of $65 million of 1% Convertible Subordinated Notes due 2010 and the simultaneous purchase of $50 million of our 5.25% Convertible Subordinated Notes due 2006, $3.9 million from the proceeds of the exercise of employee stock options and $2.9 million from the sale of our Flip Chip business and other assets and spent $8.1 million on capital expenditures.

Our primary need for cash for the remainder of the fiscal year will be to redeem the remaining $54 million of 5.25% Convertible Subordinated Notes due 2006 and to provide the working capital necessary to meet our expected production and sales levels. We financed our working capital needs, in the nine months ended June 2004, through internally generated funds and expect to continue to generate cash from operating activities in the fourth quarter of fiscal 2004 to meet our cash needs. We expect our equipment and packaging materials business to generate cash from operations in the September 2004 quarter in excess of their working capital and capital expenditure needs and to generate cash from our test business to cover its working capital and capital expenditure requirements.

Our long term debt at September 30, 2003 and June 30, 2004 consists of the following:

Long term debt consists of the following:

				(in thousands)
				Outstanding Balance at,
Type	Fiscal Year of Maturity	Conversion Price(1)	Rate	September 30, 2003	June 30, 2004
Convertible Subordinated Notes	2006	$19.75	5.25%	$125,000	$54,000
Convertible Subordinated Notes	2007	$22.90	4.75%	175,000	—
Convertible Subordinated Notes	2009	$20.33	0.50%	—	205,000
Convertible Subordinated Notes	2010	$12.84	1.00%	—	65,000
Other(2)				338	5,635

				$300,338	$329,635

(1)	Subject to adjustment.
(2)	Includes a mortgage of $5.5 million held by a limited liability company which the Company began consolidating into its financial statements at December 31, 2003 in accordance with FIN 46.

In the December 2003 quarter, we issued $205 million of 0.5% Convertible Subordinated Notes due 2008 in a private placement to qualified institutional investors. The notes mature on November 30, 2008, bear interest at 0.5% per annum and are convertible into our common stock at $20.33 per share. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with our 1.0% and 5.25% convertible subordinated notes. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year.

We used the majority of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes due 2008 to redeem all $175 million of our 4.75% Convertible Subordinated Notes due 2006 at a redemption price equal to 102.036% of the principal amount of the notes. We recorded a charge of $6.2 million associated with the redemption of these notes, $2.6 million of which was due to the write-off of unamortized note issuance costs and $3.6 million due to the redemption premium.

In the March 2004 quarter, we used the remainder of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes to make open market purchases of $21 million of our 5.25% Convertible Subordinated Notes due 2006. We paid a premium of $241 thousand to purchase the $21 million of notes and wrote-off $376 thousand of unamortized note issuance costs.

In the June 2004 quarter, we issued $65 million of 1.0% Convertible Subordinated Notes in a private placement to qualified institutional investors and institutional accredited investors. The Notes mature on June 30, 2010, bear interest at 1.0% and are convertible into common stock of the Company at $12.84 per share, subject to adjustment for certain events. The conversion rights of these notes may be terminated on or after June 30, 2006 if the closing price of the Company’s common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with our 5.25% and 0.5% Convertible Subordinated Notes. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on June 30 and December 30 each year.

We used the majority of the net proceeds from the issuance of the 1.0% Convertible Subordinated Notes to purchase $50 million if its 5.25% Convertible Subordinated Notes at a purchase price equal to 102.1% of the principal amount of the notes. The Company recorded a charge of $1.8 million associated with the purchase of these notes, $0.8 million of which was due to the write-off of unamortized note issuance costs and $1.0 million due to the purchase premium.

On July 19, 2004, we called for redemption the remaining $54 million principal amount of our 5.25% Convertible Subordinated Notes. Associated with this redemption, we will record a charge of approximately $1.9 million in our September 2004 quarter, $1.1 million due to a redemption premium and $0.8 million due to the write-off of unamortized note issuance costs.

Under GAAP, certain obligations and commitments are not required to be included in our consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity. Certain of the following commitments as of June 30, 2004 have not been included in the consolidated balance sheets and statements of operations included in this Form 10-Q; however, they have been disclosed in the following table in order to provide a more complete picture of our Company’s financial position and liquidity. The most significant of these are our inventory purchase obligations.

The following table identifies obligations and contingent payments under various arrangements at June 30, 2004, including those not included in our consolidated balance sheet:

	(in thousands)
	Total	Amounts due in less than 1 year	Amounts due in 2-3 years	Amounts due in 4-5 years	Amounts due in more than 5 years
Contractual Obligations:
Long-term debt	$324,000	$54,000	$—	$205,000	$65,000
Capital Lease obligations	339	41	164	134	—
Operating Lease obligations*	36,713	10,381	11,061	5,172	10,099
Inventory Purchase obligations*	56,993	56,993	—	—	—
Commercial Commitments:
Gold supply financing guarantee	11,793	11,793
Standby letters of Credit*	3,094	3,094	—	—	—

Total contractual obligations and commercial commitments	$432,932	$136,302	$11,225	$210,306	$75,099

*	Represents contractual amounts not reflected in the consolidated balance sheet at June 30, 2004.

Long-term debt includes the amounts due under our 5.25% Convertible Subordinated Notes, which were called for redemption in the September 2004 quarter, 0.5% Convertible Subordinated Notes due 2008, and 1.0% Convertible Subordinated Notes due 2010. The capital lease obligations principally relate to equipment leases. The operating lease obligations represent obligations due under various facility and equipment leases with terms up to fifteen years in duration. Inventory purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business.

To reduce the cost to procure gold, we changed our gold supply financing arrangement in June 2004. As a result, gold is no longer treated as consignment goods and is now reflected and included in our inventory with a corresponding amount in accounts payable. Our obligation for payment and the price we pay for gold continues to be at the time and price we ship gold wire to our customers. The guarantee for our gold supply financing arrangement is secured by the assets of our wire manufacturing subsidiary and contains restrictions on that subsidiary’s net worth, ratio of total liabilities to net worth, ratio of EBITDA to interest expense and ratio of current assets to current liabilities.

The standby letters of credit represent obligations of the Company in lieu of security deposits for a facility lease and employee benefit programs.

At June 30, 2004, the fair value of our $54.0 million 5.25% Convertible Subordinated Notes was $54.9 million, the fair value of our $205.0 million 0.5% Convertible Subordinated Notes was $170.7 million, and fair value of our $65.0 million 1.0% Convertible Subordinated Notes was $63.7 million The fair values were determined using quoted market prices at the balance sheet date. The fair value of our other assets and liabilities approximates the book value of those assets and liabilities. At June 30, 2004, the Standard & Poor’s rating on our 5.25% and 0.5% convertible subordinated notes was CCC+.

We have an effective shelf registration statement on Form S-3, which permits us, from time to time, to offer and sell various types of securities, including common stock, preferred stock, senior debt securities, senior subordinated debt securities, subordinated debt securities, warrants and units, having an aggregate sales price of up to $250.0 million.

However, we cannot assure you that we will be able to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

We believe that our existing cash reserves and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next 12 months. However, our liquidity is affected by many factors, some based on normal operations of the business and others related to uncertainties of the industry and global economies. We may seek, as we believe appropriate, additional debt or equity financing to provide capital for corporate purposes. We may also seek additional debt or equity financing for the refinancing or redemption of existing debt and/or to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements which could require substantial capital outlays. The timing and amount of such potential capital requirements cannot be determined at this time and will depend on a number of factors, including demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, the condition of financial markets and the nature and size of strategic business opportunities which we may elect to pursue.

As of September 30, 2003, total cash and investments were $73.1 million, compared to $59.0 million at June 30, 2003 and $111.3 million at September 30, 2002.

Cash used by operating activities totaled $29.1 million in fiscal 2003 compared to $72.0 million in fiscal 2002. Cash used by operating activities in fiscal 2003 was primarily to fund the net loss and working capital needs. The working capital needs in fiscal 2003 were primarily for the pay-down of current trade payables, the pay-out of costs associated with our fiscal 2001 and 2002 resizing programs and an increase in trade accounts receivable. Cash used by operating activities in fiscal 2002 was primarily to fund the net loss in that year.

Cash provided by investing activities totaled $8.3 million in fiscal 2003 compared to $6.4 million in the prior year. In fiscal 2003 and 2002, the investing activities consisted primarily of proceeds from sales of investments, offset by purchases of investments and capital expenditures. In fiscal 2003 we spent $11.0 million in capital expenditures, consisting primarily of $3.6 million for continued expansion of our China facility, $3.4 million for manufacturing equipment in our test business unit and $4.0 million of manufacturing equipment in our other manufacturing facilities. In fiscal 2002 we spent $20.4 million in capital expenditures, $8.8 million of which was for costs associated with our initiative to implement a company-wide integrated information system. These costs were accounted for in accordance with SOP 98-1. We discontinued this project in the fourth quarter of fiscal 2002 and wrote-off the $8.8 million as part of a total write-off of $16.9 million associated with this project. In fiscal 2002, we also spent approximately $5.2 million on facility upgrades and manufacturing equipment in our test business. In addition, in fiscal 2002, we announced plans to build a facility in China to manufacture capillaries, selected test products and other products. We spent $1.8 million on this China facility in fiscal 2002.

Cash provided by financing activities was $563 thousand in fiscal 2003 compared to cash used in financing activities of $3.4 million in the prior fiscal year. The cash provided by financing activities in fiscal 2003 was primarily due to a reduction in restricted cash and proceeds from the issuance of common stock, resulting from employee stock option exercises. Cash used by financing activities in the prior year was primarily due to establishing restricted cash balances, to support letters of credit, and payments on capital leases partially offset by proceeds from the issuance of common stock, resulting from employee stock option exercises.

At September 30, 2003, the fair value of our $175.0 million 4 3/4% Convertible Subordinated Notes was $154.9 million, and the fair value of our $125.0 million 5 1/4% Convertible Subordinated Notes was $115.6 million. The fair values were determined using quoted market prices at the balance sheet date. The fair value of our other assets and liabilities approximates the book value of those assets and liabilities. On September 30, 2003, the Standard & Poor’s rating on the above-referenced Convertible Subordinated Notes was CCC+.

The Securities and Exchange Commission declared effective on August 22, 2002 a shelf registration statement on Form S-3, which will permit us, from time to time, to offer and sell various types of securities, including common stock, preferred stock, senior debt securities, senior subordinated debt securities, subordinated debt securities, warrants and units, having an aggregate sales price of up to $250.0 million. On June 15, 2003, we issued and contributed 150,000 shares of common stock with a fair market value of $987,000 to fund certain obligations to our pension plan. We will not receive any of the proceeds from the sale of these shares by the pension plan. The proceeds will be retained by the pension plan Trust to fund future obligations to participants of the pension plan.

Under GAAP, certain obligations and commitments are not required to be included in the consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity. Certain of the following commitments as of September 30, 2003 have not been included in the consolidated balance sheets and statements of operations. However, they have been disclosed in the following table in order to provide a more complete picture of our Company’s financial position and liquidity.

The following table identifies obligations and contingent payments under various arrangements at September 30, 2003, including those not included on our consolidated balance sheet:

	(in thousands)
	Total	Amounts due in less than 1 year	Amounts due in 2-3 years	Amounts due in 4-5 years	Amounts due in more than 5 years
Contractual Obligations:
Long-term debt	$300,000	$—	$125,000	$175,000	$—
Capital Lease obligations	374	36	78	84	176
Operating Lease obligations*	45,821	12,444	16,408	5,896	11,073
Inventory Purchase obligations*	45,791	44,981	574	78	158
Commercial Commitments:
Standby Letters of Credit*	2,694	2,694	—	—	—

Total Contractual Obligations and Commercial Commitments	$394,680	$60,155	$142,060	$181,058	$11,407

*	Represents contractual amounts not reflected in the consolidated balance sheet at September 30, 2003.

Long-term debt includes the amounts due under our 4 3/4% Convertible Subordinated Notes due December 2006 and our 5 1/4% Convertible Subordinated Notes due August 2006. The capital lease obligations principally relate to a building and equipment lease. The operating lease obligations at September, 2003 represent obligations due under various facility and equipment leases with terms up to fifteen years in duration. Inventory purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business.

The standby letters of credit represent obligations of the company in lieu of security deposits for a facility lease and employee benefit programs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2004, we had a non-trading investment portfolio, excluding those classified as cash and cash equivalents, of $17.8 million. Due to the short term nature of the investment portfolio, if market interest rates were to increase immediately and uniformly by 10% from the levels as of June 30, 2004, there would be no material or adverse affect on our business, financial condition or operating results.

SELLING SECURITYHOLDER

The selling securityholder will sell the shares offered hereby from time to time for the account of the pension plan in its capacity as trustee of the plan. The pension plan will sell the securities if the market price of the securities exceeds $5.50 per share, provided that no more than one third (1/3) of the securities may be sold in a calendar month.

The following sets forth certain information concerning the selling securityholder:

Name	Shares Owned Prior to Offering			Shares Owned After Offering
	Number	Percent(1)	Shares Offered	Number	Percent(1)
Reliance Trust Company, Trustee 3384 Peachtree Road, N.E., Suite 900 Atlanta, GA 303261	140,000	*	140,000	0	*

*	Less than 1%.
(1)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 51,106,096 shares of common stock outstanding as of September 22, 2004.

Because the selling securityholder may offer all or some of the common stock from time to time, we cannot estimate the amount of the common stock that will be held by the selling securityholder upon the termination of any particular offering. See “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200 million shares of common stock, without par value, and 5 million shares of preferred stock, without par value. As of September 22, 2004, there were 51,106,096 shares of common stock and no shares of preferred stock outstanding. The following description of our capital stock is not intended to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended.

Common Stock

The holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefor and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds. In the election of directors, the holders of our common stock have cumulative voting rights, meaning that they may multiply the number of votes the stockholder is entitled to cast by the total number of directors to be elected at a meeting of stockholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. The holders of the common stock have no preemptive rights or rights to convert shares of our common stock into any other securities and are not subject to future calls or assessments by us. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

By resolution of the board of directors and without any further vote or action by the stockholders, we may issue preferred stock in one or more series and fix from time to time the number of shares to be included in each such series, and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such series. Our ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the common stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from attempting to acquire, control of us. We have no present plans to issue any of the preferred stock. We also are authorized to issue, without stockholder approval, certain other securities, including debt securities, that are convertible into either shares of common stock or preferred stock.

Certain Charter Provisions

Some provisions of our articles of incorporation and bylaws and Pennsylvania law may discourage certain transactions involving a fundamental change of Kulicke & Soffa. For example, our articles of incorporation and bylaws contain provisions that (1) classify the board of directors into four classes, with one class being elected each year, (2) permit the board to issue “blank check” preferred stock without stockholder approval, as discussed above, and (3) prohibit us from engaging in certain business combinations with a holder of 20% or more of our voting securities without super-majority board or stockholder approval. Further, under the Pennsylvania Business Corporation Law, because our bylaws provide for a classified board of directors, stockholders may only remove directors for cause. These provisions and certain other provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a fundamental change of Kulicke & Soffa and may adversely affect the voting and other rights of holders of common stock.

PLAN OF DISTRIBUTION

The common stock may be sold pursuant to the methods described below from time to time by or for the account of the trust on the Nasdaq National Market or otherwise in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at prices determined on a negotiated or competitive bid basis. The common stock may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. The trustee may effect transactions by selling the common stock through broker-dealers, and such broker-dealers may receive compensation in the form of commissions, discounts, or concessions from the trustee (which commissions will not exceed those customary in the types of transactions involved). The trustee and any broker-dealers that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and any profit on the sale of the common stock by it and any fees and commissions received by the broker-dealers may be deemed to be underwriting commissions, discounts, and concessions.

At the time a particular offering of common stock is made pursuant to this prospectus, to the extent required by law, we will file a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, disclosing: (a) the amount of common stock being offered and other material terms of the offering, including the purchase price, (b) the names of any broker-dealers or agents employed by the trust in connection with such sale, and (c) any items constituting compensation from the trust.

We will not receive any portion of the proceeds of the sale of the common stock offered by this prospectus. The proceeds will, however, be used to fund our obligations under the pension plan. We will pay all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of broker-dealers and agents.

Our common stock trades on the Nasdaq National Market under the symbol “KLIC.”

We will indemnify the trustee against any and all claims, loss, damage, expense or liability arising from any action or failure to act in connection with the administration of the pension plan, except when due to the gross negligence or willful misconduct of the trustee.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania has provided us with an opinion as to the validity of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements as of September 30, 2002 and 2003 and for each of the three years in the period ended September 30, 2003, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including the exhibits, schedules and amendments to the registration statement) under the Securities Act for the notes and the underlying common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us, the notes and the underlying common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete and, where the contract, agreement or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made.

We file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information concerning us can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. Our common stock is listed on the Nasdaq National Market under the symbol “KLIC.” The reports, proxy statements, and other information that we file with the SEC also are available at the following Nasdaq address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc. and its subsidiaries at September 30, 2003 and September 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” and in fiscal 2001, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements”.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

November 19, 2003, except for

Note 2, Note 4 and Note 13,

which are as of May 6, 2004

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2002	September 30, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85,986	$65,725
Restricted cash	3,180	2,836
Short-term investments	22,134	4,490
Accounts and notes receivable, (net of allowance for doubtful accounts: 9/30/02 - $6,033; 9/30/03 - $5,929)	89,132	94,144
Inventories, net	50,887	37,906
Prepaid expenses and other current assets	10,508	11,187
Deferred income taxes	16,072	10,700

TOTAL CURRENT ASSETS	277,899	226,988

Property, plant and equipment, net	89,742	61,238
Intangible assets, (net of accumulated amortization: 9/30/02 - $16,927; 9/30/03 - $26,187)	75,509	66,249
Goodwill	87,107	81,440
Other assets	8,425	6,946

TOTAL ASSETS	$538,682	$442,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable and current portion of long term debt	$186	$36
Accounts payable	55,659	45,844
Accrued expenses	52,581	41,885
Income taxes payable	9,660	13,394

TOTAL CURRENT LIABILITIES	118,086	101,159
Long term debt	300,393	300,338
Other liabilities	14,106	9,865
Deferred taxes	36,774	31,402

TOTAL LIABILITIES	469,359	442,764

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Preferred stock, without par value: Authorized - 5,000 shares; issued - none	—	—
Common stock, without par value: Authorized - 200,000 shares; issued and outstanding: 2002 - 49,414; 2003 - 50,092	199,886	203,607
Retained earnings (deficit)	(119,103)	(195,792)
Accumulated other comprehensive loss	(11,460)	(7,718)

TOTAL SHAREHOLDER’S EQUITY	69,323	97

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$538,682	$442,861

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Fiscal Year Ended September 30,
	2001	2002	2003
Net revenue	$518,382	$441,565	$477,935
Cost of sales	361,330	340,745	349,727

Gross profit	157,052	100,820	128,208

Selling, general and administrative	136,907	135,054	102,327
Research and development, net	61,370	51,929	38,121
Resizing	4,166	18,768	(475)
Asset impairment	800	31,594	3,629
Goodwill impairment	—	74,295	—
Amortization of intangibles	22,127	9,864	9,260
Purchased in-process research and development	11,709	—	—
Loss on sale of product lines	—	—	5,257

Operating expense	237,079	321,504	158,119

Loss from operations	(80,027)	(220,684)	(29,911)
Interest income	8,398	3,758	940
Interest expense	(13,940)	(18,699)	(17,431)
Other income and minority interest	8,022	2,010	—

Loss from continuing operations before income taxes	(77,547)	(233,615)	(46,402)
Provision (benefit) for income taxes for continuing operations	(21,468)	32,561	7,594

Loss from continuing operations before cumulative effect of change in accounting principle	(56,079)	(266,176)	(53,996)
Loss from discontinued operations, net of tax	(1,009)	(7,939)	(22,693)
Cumulative effect of change in accounting principle, net of tax	(8,163)	—	—

Net loss	$(65,251)	$(274,115)	$(76,689)

Net loss per share from continuing operations before cumulative effect of change in accounting principal:
Basic	$(1.15)	$(5.41)	$(1.09)
Diluted	$(1.15)	$(5.41)	$(1.09)
Loss per share from discontinued operations:
Basic	$(0.02)	$(0.16)	$(0.46)
Diluted	$(0.02)	$(0.16)	$(0.46)
Cumulative effect of change in accounting principal, net of tax per share:
Basic	$(0.17)	$—	$—
Diluted	$(0.17)	$—	$—
Net income (loss) per share:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)
Weighted average shares outstanding:
Basic	48,877	49,217	49,695
Diluted	48,877	49,217	49,695

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended September 30,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(65,251)	$(274,115)	$(76,689)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	53,849	44,315	37,852
Tax benefit from exercise of stock options	248	329	89
Provision for doubtful accounts	1,406	158	519
Impairment of fixed and intangible assets	800	31,594	10,502
Impairment of goodwill	—	74,295	5,667
Loss on sale of product lines	—	—	5,257
Deferred taxes	(37,556)	32,808	—
Provision for inventory valuations	18,095	14,362	3,490
Minority interest in net loss of subsidiary	(352)	(10)	—
Purchased in-process research and development	11,709	—	—
Non-cash employee benefits	1,942	5,061	2,230
Changes in working capital accounts, net of effect of acquired and sold businesses:
Accounts receivable	110,469	(10,188)	(5,531)
Inventories	2,572	9,076	2,454
Prepaid expenses and other assets	(1,734)	(1,853)	(1,138)
Accounts payable and accrued expenses	(30,918)	7,855	(18,142)
Taxes payable	3,226	(4,739)	3,734
Other, net	3,364	(951)	604

Net cash provided by (used in) operating activities	71,869	(72,003)	(29,102)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments classified as available for sale	214,766	59,224	26,287
Purchase of investments classified as available for sale	(158,126)	(33,850)	(8,603)
Purchases of plant and equipment	(48,636)	(20,385)	(10,975)
Purchase of Flip Chip	(5,000)	(96)	—
Purchase of Probe Tech, net of cash acquired	(62,512)	1,472	—
Purchase of Cerprobe, net of cash acquired	(217,415)	—	—
Proceeds from sale of property and equipment	8,338	—	1,643

Net cash provided by (used in) investing activities	(268,585)	6,365	8,352

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from debt offering	120,749	—	—
Proceeds from sale of receivables	20,000	—	—
Payments on borrowings, including capitalized leases	(1,652)	(1,685)	(205)
Restricted cash	—	(3,180)	344
Proceeds from issuances of common stock	1,102	1,438	424

Net cash provided by (used in) financing activities	140,199	(3,427)	563

Effect of exchange rate changes on cash and cash equivalents	64	15	(74)

Change in cash and cash equivalents	(56,453)	(69,050)	(20,261)
Cash and cash equivalents at:
Beginning of year	211,489	155,036	85,986

End of year	$155,036	$85,986	$65,725

Supplemental Disclosures:
Cash payments for interest	$11,300	$15,400	$15,700
Cash payments for income taxes	$7,800	$9,200	$4,800

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Shares	Amount
Balances at September 30, 2000	48,716	$189,766	$220,263	$(4,687)	$405,342
Employer contribution to the Company’s 401K plan	153	1,942	—	—	1,942
Exercise of stock options	165	1,102	—	—	1,102
Tax benefit from exercise of stock options	—	248	—	—	248
Components of comprehensive income:
Net loss	—	—	(65,251)	—	(65,251)
Translation adjustment	—	—	—	(2,226)	(2,226)
Unrealized gain on investments, net	—	—	—	280	280
Minimum pension liability (net of taxes of $1,556)	—	—	—	(2,890)	(2,890)

Total comprehensive loss					(70,087)

Balances at September 30, 2001	49,034	$193,058	$155,012	$(9,523)	$338,547

Employer contribution to the Company’s 401K plan	214	2,478			2,478
Exercise of stock options	166	1,438			1,438
Tax benefit from exercise of stock options		329			329
Modification of stock options for terminated employees		2,583			2,583
Components of comprehensive income:
Net loss			(274,115)		(274,115)
Translation adjustment				730	730
Unrealized loss on investments, net				(264)	(264)
Minimum pension liability (net of taxes of $1,294)				(2,403)	(2,403)

Total comprehensive loss					(276,052)

Balances at September 30, 2002	49,414	$199,886	$(119,103)	$(11,460)	$69,323

Employer contribution to Company’s 401K plan	429	2,230			2,230
Employer contribution to Company’s pension plan	150	987			987
Exercise of stock options	99	415			415
Tax benefit from exercise of stock options		89			89
Components of comprehensive income:
Net loss			(76,689)		(76,689)
Translation adjustment				2,953	2,953
Unrealized loss on investments, net				51	51
Minimum pension liability (net of taxes of $397)				738	738

Total comprehensive loss					(72,947)

Balances at September 30, 2003	50,092	$203,607	$(195,792)	$(7,718)	$97

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the “Company”), with appropriate elimination of intercompany balances and transactions.

Nature of Business – The Company designs, manufactures and markets capital equipment, packaging materials and test interconnect solutions and service, maintain, repair and upgrade assembly equipment. The Company’s operating results depend upon the capital and operating expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences periodic downturns and slowdowns which have a severe negative effect on the semiconductor industry’s demand for semiconductor capital equipment, including assembly equipment manufactured and marketed by the Company and, to a lesser extent, packaging materials and test interconnect solutions such as those sold by the Company. These downturns and slowdowns have also adversely affected the Company’s operating results. The Company believes such volatility will continue to characterize the industry and the Company’s operations in the future.

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets, deferred tax liabilities for undistributed earnings of certain foreign subsidiaries, self insurance reserves, pension benefit liabilities, resizing, warranty and litigation. Actual results could differ from those estimated.

Vulnerability to Certain Concentrations - Financial instruments which may subject the Company to concentration of credit risk at September 30, 2003 and 2002 consist primarily of investments and trade receivables. The Company manages credit risk associated with investments by investing its excess cash in investment grade debt instruments of the U.S. Government, financial institutions and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company’s trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, packaging materials and test interconnect products to a relatively small number of large manufacturers in a highly concentrated industry. The Company continually assesses the financial strength of its customers to reduce the risk of loss. Accounts receivable at September 30, 2003 and 2002 included notes receivable of $920 thousand and $50 thousand, respectively. Write-offs of uncollectible accounts have historically not been significant.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Investments - Investments, other than cash equivalents, are classified as “trading,” “available-for-sale” or “held-to-maturity”, in accordance with SFAS 115, and depending upon the nature of the investment, its ultimate maturity date in the case of debt securities, and management’s intentions with respect to holding the securities. Investments classified as “trading” are reported at fair market value, with unrealized gains or losses included in earnings. Investments classified as available-for-sale are reported at fair market value, with net unrealized gains or losses reflected as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)). The fair market value of trading and available-for-sale securities are determined using quoted market prices at the balance sheet date. Investments classified as held-to-maturity are reported at amortized cost. Realized gains and losses are determined on the basis of specific identification of the securities sold.

Inventories - Inventories are stated at the lower of cost (determined on the basis of first-in, first-out) or market. The Company generally provides reserves for equipment inventory and spare parts and consumable inventories considered to be in excess of 18 months of forecasted future demand.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 to 40 years; machinery and equipment 3 to 10 years; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five year period on a straight-line basis.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

Goodwill and Intangible Assets - Effective October 1, 2001, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The Company amortizes its intangible assets with determinable lives on a straight-line basis over the estimated period to be benefited by the intangible assets which it estimates to be 10 years. The Company performs its annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company also tests for impairment between its annual tests if a “trigger” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting its goodwill impairment analysis, the Company calculates its potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. The Company uses the present value of future cash flows from the respective reporting units to determine the implied fair value. The Company’s intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. The Company manages and values its complete technology in the aggregate as one asset group.

Asset Retirement Obligations - In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This standard provides guidance for financial reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also provides guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessors. The Company adopted this standard effective October 1, 2002 and the cumulative effect of adoption was not material. The adoption did not have a material impact on the Company’s financial position and results of operations, however this standard could impact the Company’s financial position and results of operations in future periods.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. This standard provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity’s own assumptions about its use of the asset or asset group and must factor in all available evidence. SFAS No. 144 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

In the fourth quarter of Fiscal 2003, the Company completed the sale of its sawing and hard material blade product lines as well as its polymer product line. As a result of these transaction, the Company recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

As of September 30, 2003, the Company recognized a $6.9 million impairment charge associated with its flip chip business unit in discontinued operations. The present value of flip chip’s future cash flows was less than the remaining carrying value. As a result, an asset impairment charge was recorded to reduce the carrying value of flip chip to its fair value.

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted this standard and the adoption did not have a material impact on the Company’s financial position and results of operations, however, this standard will in certain circumstances change the timing of recognition of restructuring (resizing) costs.

Foreign Currency Translation – The functional currency of each of the Company’s subsidiaries is the currency in which the majority of their transactions occur. However, the majority of the Company’s business is transacted in U.S. dollars. For the Company subsidiaries that have a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income but are accumulated in the cumulative translation adjustment account as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)), in accordance with SFAS No. 52. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Gains and losses resulting from foreign currency transactions are included in the determination of net income. Net exchange and transaction gains (losses) were $(1.4) million, $120 thousand and $700 thousand, for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

Revenue Recognition – The Company changed its revenue recognition policy in the fourth quarter of fiscal 2001, effective October 1, 2000, based upon guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements . The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and it has completed its equipment installation obligations and received customer acceptance, or is otherwise released from its installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, revenue is recognized based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. The Company’s standard terms are Ex Works (K&S factory), with title transferring to its customer at the Company’s loading dock or upon embarkation. The Company does have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables.

In accordance with the guidance provided in SAB 101, the deferred revenue balance as of October 1, 2000 was $26.5 million. This amount consists of equipment that was shipped and recorded as revenue in fiscal 2000 but had not met the customer acceptance criteria required by SAB 101. In fiscal 2001, the Company recorded an after-tax non-cash charge of $8.2 million or $0.17 per fully diluted share, associated with the $26.5 million of deferred revenue, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year.

In fiscal 2001, the Company received customer acceptances for $19.3 million of the $26.5 million that was deferred as of the beginning of the fiscal year and accordingly recognized $19.3 million of revenue. Also in fiscal 2001, the Company recorded after-tax non-cash profit of $5.7 million or $0.12 per fully diluted share associated with the $19.3 million of deferred revenue. At September 30, 2001, deferred revenue was approximately $7.2 million, which would be recognized in future periods as the revenue recognition criteria was met. In fiscal 2002, the Company recognized net sales of $6.3 million of the $26.5 million of sales deferred upon adoption and $2.1 million of associated after-tax profit. No additional revenue was deferred during fiscal 2002. At September 30, 2003, deferred revenue was approximately $300 thousand.

Research and Development Arrangements - The Company receives funding from certain customers and government agencies pursuant to contracts or other arrangements for the performance of specified research and development activities. Such amounts are recognized as a reduction of research and development expense when specified activities have been performed. During fiscal 2003, 2002 and 2001, reductions to research and development expense related to such funding totaled $383 thousand, $426 thousand and $1.0 million, respectively. It is the Company’s policy to expense all internally funded R & D spending as incurred.

Income Taxes - Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. No provision is made for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries which are indefinitely reinvested in foreign operations. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Expenditures – Future environmental remediation expenditures are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Earnings Per Share - Earnings per share is calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share include only the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares and the dilutive effect of stock options and other potentially dilutive securities outstanding during the period, when such instruments are dilutive.

Accounting for Stock-based Compensation – The Company accounts for stock option grants using the “intrinsic value method” prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and discloses the pro forma effect on net income and earnings per share as if the fair value method had been applied to stock option grants, in accordance with SFAS 123, Accounting For Stock-Based Compensation. (see Note 9).

Reporting Comprehensive Income – The Company reports comprehensive income and its components in accordance with SFAS 130, Reporting Comprehensive Income (“SFAS 130”), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The comprehensive income and related cumulative equity impact of comprehensive income items are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The impact of foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains or losses on securities available-for-sale are considered to be components of the Company’s comprehensive income under the requirements of SFAS 130.

Derivative Instruments and Hedging Activities – In fiscal 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The cumulative effect of adoption was not material. The impact of SFAS No. 133 on the Company’s future results will be dependent upon the fair values of the Company’s derivatives and related financial instruments and could result in increased volatility. The effect in fiscal 2003 was not material.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS 13 to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted this standard and the adoption did not have a material impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee. The Interpretation also incorporates, without change, the guidance in

FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others “ which is being superseded. The recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted this standard and the adoption did not have a material impact on its financial position and results of operations, however this standard could impact the Company’s financial position and results of operations in future periods ( See Note 15).

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company has identified a business enterprise that qualifies as a variable interest entity and will consolidate the entity into the Company’s financial statements in accordance with the new requirements beginning with the quarter ending December 31, 2003. The impact of this change will increase the Company’s assets and liabilities by approximately $6.0 million.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The standard is effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of this standard.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for options granted after October 1, 1995 as if the Company had accounted for its stock option grants to employees under the fair value method of SFAS 123. The fair value of the Company’s weighted averages of stock option grants to employees was estimated using a Black-Scholes option pricing model.

The following assumptions were employed to estimate the fair value of stock options granted to employees:

	Fiscal Year Ended September 30,
	2001	2002	2003
Expected dividend yield	—	—	—
Expected stock price volatility	76.90%	82.95%	84.78%
Risk-free interest rate	5.99%	5.40%	2.89%
Expected life (years)	7	7	5

For pro forma purposes, the estimated fair value of the Company’s stock options to employees and directors is amortized over the options’ vesting period. The Company’s pro forma information follows:

	(net loss in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Net loss, as reported	$(65,251)	$(274,115)	$(76,689)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13,713)	(17,227)	(8,828)

Pro forma net loss	$(78,964)	$(291,342)	$(85,517)

Loss per share:
Basic-as reported	$(1.34)	$(5.57)	$(1.54)

Basic-pro forma	$(1.62)	$(5.92)	$(1.72)

Diluted - as reported	$(1.34)	$(5.57)	$(1.54)

Diluted - pro forma	$(1.62)	$(5.92)	$(1.72)

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of the standard will have a material impact on its financial position and results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of the standard will have a material impact on its financial position and results of operations.

Reclassifications - Certain amounts in the Company’s financial statements have been reclassified pursuant to the requirements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long Lived Assets”, to reflect the Company’s Flip Chip business unit as a discontinued operation. The 2003 loss on sale of product lines, as further discussed in Note 4, has been reclassified to be included in the operating expenses section of the consolidated statement of operations, from its prior presentation outside of the operating results.

NOTE 2: DISCONTINUED OPERATIONS

In February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license related technologies and to provide wafer bumping services on a contract basis. In March 2001, the Company purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in its Advanced Packaging business segment. FCT was not profitable.

In February 2004, the Company sold the assets of FCT for approximately $3.4 million in cash and notes, the agreement by the buyer to satisfy approximately $5.2 million of the Company’s lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of the Company’s flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable, $119 thousand in inventory, $2.5 million in property, plant and equipment, $119 thousand in other long term assets, $1.5 million in accounts payable and $603 thousand in accrued liabilities. The Company recorded a net loss on the sale of FCT of $380 thousand. FCT has been recorded as a discontinued operation in these financial statements.

The Company recorded revenue and pre-tax loss associated with FCT of $16.4 million and $22.7 million in fiscal 2003, $23.1 million and $7.9 million in fiscal 2002 and $36.6 million and $1.2 million in fiscal 2001. The Company recorded an income tax benefit from the loss at FCT in fiscal 2001 of $175 thousand and recorded no income tax provision or benefit in fiscal 2002 and 2003.

NOTE 3: RESIZING COSTS

The semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. The Company developed formal resizing plans in response to these changes in its business environment with the intent to align its cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. The Company documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. The Company recorded the expense associated with these plans in the period that it committed to carry-out the plans. Although the Company makes every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In fiscal 2003, the Company reversed $475 thousand ($205 thousand in the first half of 2003) of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated. The Company recorded resizing charges of $19.7 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing costs identified below, the Company continued (and is continuing) to downsize its operations in fiscal 2002 and 2003. These downsizing efforts resulted in workforce reduction charges of $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and the Company’s ongoing effort to reduce its cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, the Company was prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

A summary of the formal resizing plans initiated in fiscal 2002 and 2001 and acquisition restructuring plans initiated in fiscal 2001 appears below:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fiscal 2001 and 2002 Resizing Plans and Acquisition Restructurings

Provision for resizing plans in fiscal 2001	$4,166	$—	$4,166
Acquisition restructurings	84	1,402	1,486
Payment of obligations in fiscal 2001	(2,101)	(213)	(2,314)

Balance, September 30, 2001	2,149	1,189	3,338
Provision for resizing plans in fiscal 2002:
Continuing operations	9,486	9,282	18,768
Discontinued operations	893	—	893
Payment of obligations in fiscal 2002	(7,551)	(1,470)	(9,021)

Balance, September 30, 2002	4,977	9,001	13,978
Change in estimate	(475)		(475)
Payment of obligations in fiscal 2003	(3,590)	(3,211)	(6,801)

Balance, September 30, 2003	$912	$5,790	$6,702

The remaining balance of the resizing costs are included in accrued liabilities.

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 and 2001 are identified below:

Charges in Fiscal Year 2002

Fourth Quarter 2002

In January 1999, the Company acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, the Company announced that it could not afford further development of the substrate technology and would close its substrate operations. As a result, the Company recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, the Company wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in the Company’s then existing Advanced Packaging business segment.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2002 Charge

Provision for resizing	$1,231	$7,280	$8,511

Balance, September 30, 2002	1,231	7,280	8,511
Change in estimate	(102)	—	(102)
Payment of obligations	(1,051)	(2,401)	(3,452)

Balance, September 30, 2003	$78	$4,879	$4,957

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to improve the performance of its test business segment, the Company decided to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, the Company announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, the Company moved manufacturing of wafer test products from its facilities in Gilbert, Arizona and Austin, Texas to its facilities in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such earlier time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Third Quarter 2002 Charge

Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	1,105	233	1,338
Payment of obligations	(800)	(72)	(872)

Balance, September 30, 2003	$305	$161	$466

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to more efficiently manage its business, in the second quarter of fiscal 2002, the Company announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, the Company recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including the Company’s hub blade business) and the move of the Company’s microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, the Company closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce the Company’s short term cash requirements, the Company decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in the Company’s facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result the Company reduced its expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, the Company reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 the Company reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, the Company terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue into 2005, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits		Commitments	Total
Second Quarter 2002 Charge

Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	2,129		1,469	3,598
Change in estimate	(353)		—	(353)
Payment of obligations	(1,284)		(719)	(2,003)

Balance, September 30, 2003	$492		$750	$1,242

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

In the quarter ended September 30, 2001, the Company announced a resizing plan in its packaging materials segment to close its bonding wire facility in the United States and move this production capacity to its Singapore facility. As a result, the Company recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. Also in the fourth quarter of fiscal 2001, the Company recorded an increase to goodwill of $0.8 million in connection with the acquisition of Probe Tech for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge are expected to continue into 2004.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2001 Charge

Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895
Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	512	—	512
Change in estimate	(20)		(20)
Payment of obligations	(455)	—	(455)

Balance, September 30, 2003	$37	$—	$37

Second Quarter 2001

As part of its efforts to reduce operating costs, in the quarter ended March 31, 2001, the Company announced a 7.0% reduction in its workforce. As a result, the Company recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to June 30, 2002. In connection with the Company’s acquisition of Probe Tech, it also recorded an increase to goodwill of $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there are no additional cash obligations related to this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Second Quarter 2001 Charge

Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443
Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	—	19	19
Payment of obligations	—	(19)	(19)

Balance, September 30, 2003	$—	$—	$—

NOTE 4: ASSET IMPAIRMENT

In addition to resizing costs (see Note 3), the Company terminated several of its major initiatives in its effort to more closely align its cost structure with expected revenue levels and wrote-down certain assets to their estimated fair market value. As a result, the Company recorded asset impairment charges of $10.5 million ($3.6 in continuing operation and $6.9 million in discontinued operations) in fiscal 2003, $31.6 million in fiscal 2002 and $800 thousand in fiscal 2001.

Fiscal 2003

In fiscal 2003, the Company recorded an asset impairment charge in continuing operations of $3.6 million. The charge included; $1.7 million associated with manufacturing equipment for a discontinued test product; $1.2 million associated with manufacturing equipment in a downsized test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. In fiscal 2003, the Company also recorded an asset impairment charge in discontinued operations of $6.9 million to write-down assets in its flip chip business unit to their estimated fair market value. In the fourth quarter of fiscal 2003, the Company completed the sale of its sawing and hard material blades product lines as well as its polymer product line. As a result of these transactions, the Company recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

Fiscal 2002

In fiscal 2002, the Company recorded an asset impairment of $31.6 million. The charge included: $16.9 million due to the cancellation of a company-wide integrated information system; $8.4 million due to the write-off of assets associated with the closure of the substrates operation; $3.6 million for the write-off of development and license costs of certain engineering and manufacturing software; $1.4 million of write-offs associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which were closed.

Fiscal 2001

In the fourth quarter of fiscal 2001, the Company recorded an asset impairment of $0.8 million related to the closure of a wire facility in the United States and the disposition of the associated equipment.

NOTE 5: GOODWILL AND INTANGIBLE ASSETS

Effective October 1, 2001, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The Company performs its annual impairment test at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company also tests for impairment between its annual tests if a “trigger” event occurs that may have the effect of reducing the fair value of a reporting unit below its carrying value. When conducting its goodwill impairment analysis, the Company calculates its potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. The Company uses the present value of future cash flows from the respective reporting units to determine the implied fair value. The Company’s intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The Company’s intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. The Company manages and values its complete technology in the aggregate as one asset group.

In fiscal 2002, the Company reviewed its business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses are included in the Company’s packaging materials segment, the substrate business is included in the Company’s advanced packaging segment and the test business comprises the Company’s test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with the Company’s equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, the Company completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, the Company reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million of goodwill associated with a deferred tax liability established for timing differences of U.S. income taxes on the workforce intangible. Also in fiscal 2002, the Company reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

In fiscal 2001, 2002 and 2003, the semiconductor industry experienced a severe industry downturn. Due to the prolonged nature of the industry downturn, the Company continually recalibrated its businesses and projections of future operating activities. The Company saw an up-tick in its business in the spring of 2002 and at that time believed in was emerging from the effects of an industry down turn. However, this up-tick in business was not sustained and the Company’s business turned back down in the second half of fiscal 2002. By the end of its fiscal 2002, the Company’s recalibrated forecasts of future cash flows from its test, hub blades and substrate reporting units were substantially lower than in the beginning of that fiscal year, which lead to the closing of the substrate business and an associated wrote-off all the substrate intangible assets of $1.1 million and goodwill impairment charges in the test business of $72.0 million and in its hub blades business of $2.3 million. Likewise, by the end of fiscal 2003, the Company’s forecast of future cash flows from its flip chip business unit were lower than previous forecasts and resulted in goodwill and assets impairment charges of $5.7 million and the subsequent sale of the assets of this business. The Company recorded goodwill impairment charges in the period in which its analysis of future business conditions indicated that the reporting unit’s fair value, and the implied value of goodwill, was less than its respective carrying values.

Due to the amount of goodwill associated with the Company’s test reporting unit, the Company retained a third party valuation firm to assist management in estimating the test reporting unit’s fair value at September 30, 2002. The appraisal was based on discounted cash flows of this reporting unit. The estimated fair value was determined using the Company’s weighted average cost of capital. The estimated fair value was then corroborated by comparing the implied multiples applicable to the test reporting unit’s projected earning to “guideline” companies’ forward earnings and based on this it was determined that they were within the range of the “guideline” companies. The fair value of the Company’s test reporting unit at September 30, 2003 was determined in the same manner, however, as it was greater than the carrying value of the reporting unit, there was no goodwill impairment.

The Company also recorded a goodwill impairment charge at September 30, 2002 in its hub blade reporting unit. The Company calculated the fair value of this reporting unit based on the present value of its projected future cash. The estimated fair value was determined using the Company’s weighted average cost of capital. The triggering event for this impairment charge was the recalibrated forecasts, in the fourth quarter of fiscal 2002, when the Company first determined that the fair value of the hub blade reporting unit was less then its carrying value.

In September 2003, the Company recorded a goodwill impairment charge at its flip chip business unit. The fair value of this reporting unit was determined using quoted prices from potential purchasers of this reporting unit. The quoted prices were subsequently confirmed upon the sale of the assets of the flip chip reporting unit in February of 2004. The triggering event for this impairment charge was also recalibrated forecasts in the fourth quarter of fiscal 2003, when the Company first determined that the fair value of its flip chip reporting unit was less then its carrying value.

The changes in the value of goodwill from September 30, 2001 to September 30, 2003 appear below:

	(in thousands)
	Packaging Materials Segment	Flip Chip	Test Segment	Book Value September 30,
Goodwill balance as of September 30, 2001	$31,980	$5,570	$112,924	$150,474
Reclassifications of intangibles upon adoption of SFAS 142, net of deferred tax liability of $4.9 million)	—	—	12,304	12,304
Goodwill impairment	(2,295)	—	(72,000)	(74,295)
Adjustment of purchase price related to Probe Tech and Flip Chip	(1)	97	(1,472)	(1,376)

Goodwill balance as of September 30, 2002	$29,684	$5,667	$51,756	$87,107
Goodwill impairment - included in discontinued operations	—	(5,667)	—	(5,667)

Goodwill balance as of September 30, 2003	$29,684	$—	$51,756	$81,440

The changes in the value of intangible assets from September 30, 2001 to September 30, 2003 appear below:

	(in thousands)
	Customer Accounts	Complete Technology	Acquired Workforce	Total Intangible Assets
Intangible balance at September 30, 2001	$37,675	$48,669	$17,181	$103,525
Reclassifications of intangibles upon adoption of SFAS 142	—	—	(17,181)	(17,181)
Write-off of substrate intangible assets	—	(1,091)	—	(1,091)
Adjustment to complete technology		142		142
Amortization	(4,112)	(5,774)	—	(9,886)

Intangible balance at September 30, 2002	33,563	41,946	—	75,509
Amortization	(4,112)	(5,148)	—	(9,260)

Intangible balance at September 30, 2003	$29,451	$36,798	$—	$66,249

At September 30, 2003 all intangible assets are recorded in the test business segment. The aggregate amortization expense related to these intangible assets for the twelve months ended September 30, 2003 was $9.3 million compared to $9.2 million in fiscal 2002 and $7.7 million in fiscal 2001. The aggregate amortization expense for each of the next five fiscal years is expected to be $9.3 million.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2001	2002	2003
Reported net loss, before adoption of SFAS 142	$(65,251)	$(274,115)	$(76,689)
Addback:
Goodwill amortization, net of tax	9,587	—	—

Pro forma net loss	$(55,664)	$(274,115)	$(76,689)

Net loss per share, as reported:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)

Goodwill amortization, net of tax per share:
Basic	$0.20	$—	$—
Diluted	$0.20	$—	$—

Pro forma net loss per share:
Basic	$(1.14)	$(5.57)	$(1.54)
Diluted	$(1.14)	$(5.57)	$(1.54)

NOTE 6: COMPREHENSIVE LOSS

At September 30, 2003, the components of Accumulated Other Comprehensive Loss, reflected in the Consolidated Statement of Changes in Shareholders’ Equity, net of related taxes, consisted of the following:

	(in thousands)
	September 30,
	2001	2002	2003
Loss from foreign currency translation adjustments	$(4,644)	$(3,914)	$(961)
Unrealized gain (loss) on investments, net of taxes	212	(52)	(1)
Minimum pension liability, net of tax	(5,091)	(7,494)	(6,756)

Other comprehensive loss	$(9,523)	$(11,460)	$(7,718)

NOTE 7: INVESTMENTS

At September 30, 2003 and 2002, no short-term investments were classified as held-to-maturity. Investments, excluding cash equivalents, classified as available-for-sale, consisted of the following at September 30, 2003 and 2002:

	(in thousands)
	September 30, 2002			September 30, 2003
Available-for-sale:	Fair Value	Unrealized Gains/ (Losses)	Cost Basis	Fair Value	Unrealized Gains/ (Losses)	Cost Basis
Government and Corporate debt securities	$18,950	$22	$18,928	$4,200	$—	$4,200
Adjustable rate notes	2,242	(105)	2,347	290	—	290
Equity securities	942	(127)	1,069	—		—

Short-term investments classified as available for sale	$22,134	$(210)	$22,344	$4,490	$—	$4,490

An after-tax unrealized loss of $52 thousand (net of taxes of $31 thousand) was recorded as a direct adjustment to shareholders’ equity at September 30, 2002. In fiscal 2003, the Company purchased $8.6 million of securities it classified as available-for-sale and sold $26.3 million of available-for-sale securities.

NOTE 8: BALANCE SHEET COMPONENTS

	(in thousands)
	September 30,
	2002	2003
Inventories

Raw materials and supplies	$39,477	$29,654
Work in process	18,549	11,788
Finished goods	17,708	12,279

	75,734	53,721
Inventory reserves	(24,847)	(15,815)

	$50,887	$37,906

	(in thousands)
	September 30,
	2002	2003
Property, Plant and Equipment

Land	$1,602	$1,602
Buildings and building improvements	34,314	32,914
Machinery and equipment	173,998	151,674
Leasehold improvements	12,745	15,362

	222,659	201,552
Accumulated depreciation	(132,917)	(140,314)

	$89,742	$61,238

	(in thousands)
	September 30,
	2002	2003
Accrued Expenses
Wages and benefits	$16,171	$17,537
Contractural commitments on closed facilities	10,586	5,777
Severance	4,942	3,365
Customer advances	4,616	2,549
Interest on long term debt	3,057	3,155
Other	13,209	9,502

	$52,581	$41,885

The Company had restricted cash balances of $2.8 million at September 30, 2003 and $3.2 million at September 30, 2002. These restricted cash balances were used to support letters of credit.

NOTE 9: DEBT OBLIGATIONS

At September 30, 2003, the Company had capital lease debt obligations of $374 thousand, of which $36 thousand was due within one year. The capital lease obligations, including interest are payable as follows: $50 thousand each year from fiscal 2004 through fiscal 2008 and $188 thousand thereafter. At September 30, 2002, the Company had capital lease obligations of $579 thousand, of which $186 thousand was due within one year.

In August 2001, the Company issued $125.0 million of convertible subordinated notes. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the convertible notes issued in December 1999. The notes bear interest at 5  1/4%, are convertible into the Company’s common stock at $19.75 per share and mature on August 15, 2006. There are no financial covenants associated with the notes and there are no restrictions on paying dividends, incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on February 15 and August 15 each year. The Company may redeem the notes in whole or in part at any time on or after August 19, 2004 at prices ranging from 102.1% at August 19, 2004 to 100.0% at August 15, 2006. At September 30, 2003, the fair value of the $125.0 million 5  1/4% Convertible Subordinated Notes was $115.6 million.

In December 1999, the Company issued $175.0 million of convertible subordinated notes. The notes are general obligations of the Company and subordinated to all senior debt. The notes bear interest at 4  3/4%, are convertible into the Company’s common stock at $22.8997 per share and mature on December 15, 2006. There are no financial covenants associated with the notes and there are no restrictions on paying dividends, incurring additional debt or issuing or repurchasing the Company’s securities. Interest on the notes will be paid on June 15 and December 15 of each year. The Company may redeem the notes in whole or in part at any time after December 18, 2002 at prices ranging from 102.714% at December 19, 2002 to 100.0% at December 15, 2006. At September 30, 2003, the fair value of the $175.0 million 4  3/4% Convertible Subordinated Notes was $154.9 million.

The Company is obligated to make annual cash interest payments of $14.9 million through fiscal 2005, $14.1 million in fiscal 2006 and $1.7 million in fiscal 2007 and principal payments of $125.0 million in fiscal 2006 and $175.0 million in fiscal 2007 on the $300.0 million of convertible subordinated notes.

In April 2001, the Company entered into a receivable securitization program in which the Company transferred all domestic account receivables to KSI Funding Corporation, a “bankruptcy remote” special purpose corporation and a wholly-owned subsidiary. Bankruptcy remote refers to a subsidiary that is operated and structured so that transfers of assets to it from a parent are characterized as true sales and are not available to creditors in the event of a bankruptcy of the parent until the obligations of the bankruptcy remote subsidiary are satisfied. Under the facility, KSI Funding Corporation could sell up to a $40.0 million interest in all of the Company’s domestic receivables. This facility was structured as a revolving securitization, whereby an interest in additional account receivables could be sold as collections reduced the previously sold interest. At September 30, 2001, the Company had sold receivables under this agreement amounting to $20.0 million. The Company terminated this agreement in July 2002. The Company accounted for its sale of receivables under the provision of SFAS 140 “Accounting for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This transfer of financial assets without recourse qualified as a sale under the provisions of SFAS 140. Upon the sale of the receivables, the receivables were removed from the Company’s balance sheet, and the cash received from the participating bank was recorded. The Company paid a fee to the participating bank at the bank’s A-1/P-1 commercial paper rate plus a program fee of 0.625%.

NOTE 10: SHAREHOLDERS’ EQUITY

Common Stock

In fiscal 2003, the Company’s common stock increased by $415 thousand reflecting the proceeds from the exercise of employee and director stock options and increased by $89 thousand due to a tax benefit associated with the exercise of the stock options. The Company’s common stock also increased due to the issuance of common stock as matching contributions to the Company’s 401(k) saving plan by $2.2 million, $2.5 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively.

Stock Option Plans

The Company has five employee stock option plans (the “Employee Plans”) pursuant to which options have been or may be granted at 100% of the market price of the Company’s Common Stock on the date of grant. Options granted under the Employee Plans are exercisable at such dates as are determined in connection with their issuance, but not later than ten years after the date of grant. No compensation expense has been recognized related to our employee stock based plans.

The following summarizes all employee stock option activity for the three years ended September 30, 2003:

	(Option amounts in thousands)
	September 30,
	2001		2002		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	4,109	$10.82	5,832	$12.16	7,320	$12.91
Granted	2,544	14.23	2,519	14.64	2,459	3.45
Exercised	(141)	7.26	(160)	9.21	(91)	4.41
Terminated or canceled	(680)	12.84	(871)	13.52	(1,101)	10.48

Options outstanding at end of period	5,832	12.16	7,320	12.92	8,587	10.57

Options exercisable at end of period	1,915	10.09	2,922	11.02	4,453	11.84

The following table summarizes information concerning currently outstanding and exercisable employee options at September 30, 2003:

Range of Exercise Prices	Options Outstanding	Options Outstanding	(Option amounts in thousands)	Options Exercisable
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.44 - $ 3.21	1,941	8.6	$2.95	68	$2.95
$ 3.22 - $ 6.41	562	3.0	5.51	500	5.50
$ 6.42 - $ 9.62	866	4.4	6.72	866	6.72
$ 9.63 - $ 12.03	465	7.0	10.24	255	10.20
$ 12.04 - $ 16.03	2,785	5.9	13.76	1,762	13.67
$ 16.04 - $ 19.24	1,916	6.2	16.57	965	17.00
$ 19.25 - $ 22.44	7	3.6	19.44	5	19.48
$ 22.45 - $ 28.86	33	4.1	28.50	25	28.50
$ 28.87 - $ 32.06	12	6.4	32.06	7	32.06

	8,587	6.3	10.57	4,453	11.86

The Company also maintains two stock option plans for non-officer directors (the “Director Plans”) pursuant to which options to purchase shares of the Company’s Common Stock at an exercise price of 100% of the market price on the date of grant are issued to each non-officer director each year. Options to purchase 452,240 shares at an average exercise price of $15.30 were outstanding under the Director Plans at September 30, 2003, of which options to purchase 269,240 shares were exercisable. In fiscal 2003, 2002 and 2001, there were 8,000, 6,000 and 24,000 options, respectively, exercised under the Director Plans at an average exercise price of $2.75, $1.69 and $4.21, respectively. No compensation expense has been recognized related to our Director stock based plans.

At September 30, 2003, 14.2 million shares were reserved for issuance and 4.4 million shares were available for grant in connection with the Employee Plans and 942,000 shares were reserved for issuance and 480,000 shares were available for grant in connection with a Director Plan.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the three years before retirement. The Company’s funding policy is consistent with the funding requirements of U.S Federal employee benefit and tax laws. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation.

Detailed information regarding the Company’s defined benefit pension is as follows:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Change in benefit obligation:
Benefit obligations at beginning of year:	$13,763	$15,359	$17,587
Interest cost	1,051	1,094	1,122
Benefit paid	(548)	(636)	(678)
Actuarial (gain) loss	1,093	1,770	1,336

Benefit obligation at end of year	$15,359	$17,587	$19,367

Change in plan assets:
Fair value of plan assets at beginning of year:	$12,394	$11,181	$9,084
Actual return on plan assets	(2,520)	(1,612)	2,357
Employer contributions	1,855	151	1,635
Benefits paid	(548)	(636)	(678)

Fair value of assets at end of year	$11,181	$9,084	$12,398

Reconciliation of funded status:
Funded status	$(4,178)	$(8,503)	$(6,968)
Unrecognized actuarial loss	7,832	11,530	10,395

Net amount recognized at year-end	$3,654	$3,027	$3,427

Amount recognized in the statement of financial position consists of:
Accrued benefit liability	$(4,178)	(8,503)	$(6,968)
Accumulated other comprehensive income/ Unrecognized net loss	7,832	11,530	10,395

Net amount recognized at year-end	$3,654	$3,027	$3,427

Components of net periodic benefit cost:
Interest Cost	$1,051	1,094	$1,122
Expected return on plan assets	(1,018)	(875)	(751)
Recognized actuarial loss	186	560	865

Net periodic benefit cost	$219	$779	$1,236

Weighted-average assumptions as of September 30:
Discount rate	7.25%	6.50%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	*	*	*

*	Not applicable due to the December 31, 1995 benefit freeze

Plan assets include equity and fixed-income securities. At September 30, 2003, 150,000 shares of the Company’s common stock with a fair value of $1.6 million was included in the Plan assets.

The Company’s foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. They are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits. On a consolidated basis, pension expense was $2.5 million, $1.4 million and $1.2 million, in fiscal 2003, 2002 and 2001, respectively.

The Company has a 401(k) Employee Incentive Savings Plan. This plan allows for employee contributions and matching Company contributions in varying percentages, depending on employee age and years of service, ranging from 50% to 175% of the employees’ contributions. The Company’s contributions under this plan totaled $2.2 million, $2.5 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively, and were satisfied by contributions of shares of Company common stock, valued at the market price on the date of the matching contribution.

NOTE 12: INCOME TAXES

Income (loss) before income taxes from continuing operations consisted of the following:

	Fiscal Year Ended September 30,
	2001	2002	2003
United States operation	$(114,929)	$(270,008)	$(56,385)
Foreign operations	37,382	36,393	9,983

	$(77,547)	$(233,615)	$(46,402)

The provision (benefit) for income taxes included the following:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Current:
Federal	$9,017	$(7,376)	$—
State	300	20	—
Foreign	6,596	7,109	7,594
Deferred:
Federal	(37,381)	32,808	—
Foreign	—	—	—

	$(21,468)	$32,561	$7,594

The provision (benefit) for income taxes for continuing operations differed from the amount computed by applying the statutory federal income tax rate as follows:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Computed income tax expense (benefit) based on U.S. statutory rate	$(27,142)	$(84,544)	$(24,183)
Effect of earnings of foreign subsidiaries subject to different tax rates	3,263	708	(1,565)
Benefits from Israeli and Singapore Approved Enterprise Zones	(2,870)	(5,890)	706
Tax credit write-offs	—	12,167	—
Benefits of net operating loss and tax credit carryforwards and change in valuation allowance	(178)	65,327	12,059
Non-deductible goodwill impairment and amortization	3,260	22,475	—
Foreign dividends	1,137	24,968	19,600
Write off of In-Process Research and Development	3,953	(343)	—
Effect of revisions of permanent items	(2,015)	(2,456)	—
State income tax benefit	(1,488)	—	—
Other, net	612	149	977

	$(21,468)	$32,561	$7,594

In fiscal 2001, the Company recorded a cumulative effect of a change in accounting principle associated with the adoption of SAB 101, resulting in a charge to earnings of $8.2 million, net of taxes of $4.4 million.

Undistributed earnings of certain foreign subsidiaries for which taxes have not been provided approximate $125.5 million at September 30, 2003. Such undistributed earnings are considered to be indefinitely reinvested in foreign operations.

Undistributed earnings approximating $58.9 million are not considered to be indefinitely reinvested in foreign operations. Accordingly, as of September 30, 2003, deferred tax liabilities of $23.4 million including withholding taxes have been provided. The Company expects to repatriate approximately $24.0 million of the $58.9 million of above-mentioned foreign earnings in fiscal 2004.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities as measured by the current tax rates. The net deferred tax balance is composed of the tax effects of cumulative temporary differences, as follows:

	(in thousands)
	September 30,
	2002	2003
Inventory reserves	$3,570	$3,343
Warranty accrual	279	339
Other accruals and reserves	11,986	6,893
Revenue recognition	237	125

Total short-term deferred tax asset	$16,072	$10,700

Intangible assets	$7,924	$7,901
Domestic tax credit carryforwards	5,706	4,847
Foreign tax credit carryforwards	0	0
Domestic NOL carryforwards	79,592	89,811
Foreign NOL carryforwards	12,090	14,435

	105,312	116,994
Valuation allowance	(86,749)	(100,728)

Total long-term deferred tax asset	$18,563	$16,266

Repatriation of foreign earnings, including foreign withholding taxes	$26,611	$23,441
Depreciable assets	2,658	(24)
Intangible assets	23,383	20,845
Prepaid expenses and other	2,685	3,406

Total long-term deferred tax liability	$55,337	$47,668

Net long-term deferred liability	$36,774	$31,402

The Company has U.S. net operating loss carryforwards, state net operating loss carryforwards, and tax credit carryforwards of approximately $217.9 million, $102.4 million, and $4.8 million, respectively, that will reduce future taxable income. These carryforwards can be utilized in the future, prior to expiration of certain carryforwards in 2009 through 2022.

During the year ended September 30, 2001, the Company through the acquisition of Cerprobe, acquired additional federal tax loss carryforwards of approximately $5.5 million which expire in 2020. Additionally, as part of the Cerprobe acquisition, the Company acquired approximately $3.9 million in state loss carryforwards. As utilization of these losses is not assured, more likely than not, the Company has provided a full valuation allowance on the benefit associated with them. In the event the tax benefits related to these acquired net operating losses are realized, such benefit would reduce the recorded amount of goodwill.

In the fourth quarter of fiscal 2002, as part of the income tax provision for the period, the Company recorded a charge of $65.3 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carryforwards. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. No tax benefits were recorded in respect of U.S. net operating losses incurred during fiscal 2003. The Company established a valuation allowance of $12.1 million is fiscal 2003 against U.S and foreign net operating losses. Until the Company utilizes these U.S. operating loss carryforwards, its income tax provision will reflect only foreign taxation.

The Company also has generated losses in certain foreign jurisdictions totaling approximately $46.0 million. Similar to the situation with the U.S., realization of the benefit associated with these foreign loss carryforwards cannot be assured and a full valuation allowance has been provided against the deferred tax assets associated with these carryforwards.

NOTE 13: SEGMENT INFORMATION

In February 2004 the Company sold the remaining assets of its former advanced packaging technologies business segment, which consisted solely of its flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, the Company reflected the flip chip business unit as a discontinued operation and eliminated the advanced packaging technologies segment. The below segment information presents the Company’s continuing business segments.

The Company evaluates performance of its segments and allocates resources to them based on income from operations before interest, allocations of corporate expenses and income taxes.

The Company’s continuing operations consist of three industry segments: equipment, packaging materials and test interconnect solutions. The equipment business segment designs, manufactures and markets capital equipment and related spare parts for use in the semiconductor assembly process. The equipment segment also services, maintains, repairs and upgrades assembly equipment. The packaging materials business segment designs, manufactures and markets consumable packaging materials for use on the equipment the Company markets as well as on competitors’ equipment. The packaging materials products have different manufacturing processes, distribution channels and a less volatile revenue pattern than the Company’s capital equipment. The test interconnect business segment was established in fiscal 2001, following the acquisitions of Cerprobe and Probe Tech. The business provides a broad range of products used to test semiconductors during wafer fabrication and after they have been assembled and packaged.

The products and services of all segments are for sale to semiconductor device manufacturers.

The table below presents information about reported segments:

	(in thousands)
Fiscal Year Ended September 30, 2003	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$198,447	$174,471	$104,882	$135	$477,935
Cost of sales	129,092	132,779	87,856	—	349,727

Gross profit	69,355	41,692	17,026	135	128,208
Operating costs	67,490	25,408	41,223	15,587	149,708
Resizing	(175)	(20)	(103)	(177)	(475)
Asset impairment	17	385	3,098	129	3,629
Loss on sale of product lines	5,257	—	—	—	5,257

Income (loss) from operations	$(3,234)	$15,919	$(27,192)	$(15,404)	$(29,911)

Segment Assets	$86,650	$94,466	$166,467	$95,278	$442,861
Captial Expenditures	1,433	4,604	4,067	871	10,975
Depreciation expense	7,797	5,879	9,038	4,045	26,759

Fiscal Year Ended September 30, 2002	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$169,469	$157,176	$114,698	$222	$441,565
Cost of sales	142,965	118,080	79,686	14	340,745

Gross profit	26,504	39,096	35,012	208	100,820
Operating costs	85,020	27,242	52,117	32,468	196,847
Resizing	4,781	167	4,715	9,105	18,768
Asset impairment	2,165	2,874	1,245	25,310	31,594
Goodwill impairment	—	2,295	72,000		74,295

Income (loss) from operations	$(65,462)	$6,518	$(95,065)	$(66,675)	$(220,684)

Segment Assets	$119,831	$87,689	$175,480	$155,682	$538,682
Captial Expenditures	5,237	6,020	1,452	7,676	20,385
Depreciation expense	8,898	5,564	10,210	7,671	32,343

Fiscal Year Ended September 30, 2001	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$249,952	$150,945	$116,890	$595	$518,382
Cost of sales	166,359	110,570	84,401	—	361,330

Gross profit	83,593	40,375	32,489	595	157,052
Operating costs	103,386	28,667	54,169	34,182	220,404
Resizing	2,223	1,621	270	52	4,166
Asset impairment	—	800	—	—	800
Purchased in-process research and development	—	—	11,709	—	11,709

Income (loss) from operations	$(22,016)	$9,287	$(33,659)	$(33,639)	$(80,027)

Segment Assets	$155,220	$86,113	$270,506	$265,587	$777,426
Captial Expenditures	24,754	8,028	6,458	9,396	48,636
Depreciation expense	10,760	3,973	7,302	8,057	30,092

Intersegment sales are immaterial. Corporate, Other and Eliminations include sales and expenses from the Company’s former high density substrate business. Assets identified as Corporate, Other and Eliminations consist of all cash and short-term investments of the Company and corporate income tax assets along with the assets of its form high density substrate business and discontinued operation.

The Company’s market for its products is worldwide. The table below presents destination sales from continuing operations to unaffiliated customers and long-lived assets by country:

	(in thousands)
Fiscal year ended September 30, 2003	Destination Sales	Long-Lived Assets(1)
United States	$94,790	$181,589
Taiwan	97,378	1,823
Malaysia	59,641	9
Singapore	46,389	6,473
Korea	40,933	5
Japan	24,107	497
Philippines	19,870	2
Hong Kong	15,060	23
China	13,296	7,358
Israel	2,641	7,316
All other	63,830	3,832

	$477,935	$208,927

Fiscal year ended September 30, 2002	Long-Lived Destination Sales	Long-Lived Assets(1)
United States	$115,133	$221,624
Taiwan	110,962	2,198
Malaysia	45,923	31
Singapore	40,389	11,366
Korea	17,846	10
Japan	17,294	846
Philippines	15,167	16
Hong Kong	11,222	40
Israel	3,135	11,054
All other	64,494	5,173

	$441,565	$252,358

Fiscal year ended September 30, 2001	Long-Lived Destination Sales	Long-Lived Assets(1)
United States	$176,565	$345,179
Taiwan	64,319	4,565
Singapore	59,429	12,830
Malaysia	42,656	507
Japan	31,749	1,059
Philippines	29,613	60
Hong Kong	15,690	418
Korea	11,041	20
Israel	3,504	14,056
All other	83,816	3,257

	$518,382	$381,951

(1)	Goodwill, Intangible Assets and Property, Plant and Equipment, net

NOTE 14: ACQUISITIONS AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In November 2000, the Company completed a tender offer for 100.0% of the outstanding shares of Cerprobe Corporation (“Cerprobe”) for $20 per share. The total purchase price of Cerprobe, including transaction costs, the assumption of acquisition related liabilities and debt repayment, was approximately

$225.0 million, payable in cash. In December 2000, the Company purchased all the outstanding shares of Probe Technology Corporation (“Probe Tech”) for approximately $65.0 million, including transaction costs and the assumption of acquisition related liabilities, payable in cash. Both Cerprobe and Probe Tech design and manufacture semiconductor test interconnect solutions. The operations of these two companies have been combined to create a test division, which is disclosed as a separate business segment for financial reporting purposes. The acquired assets of Probe Tech included a minority interest in a foreign subsidiary.

The acquisitions were recorded using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition dates. The Company allocated a portion of the purchase price for each acquisition to intangible assets valued using a discount rate of 25.0% for Cerprobe and 18.0% for Probe Tech. The portion of the purchase price allocated to in-process R&D projects that did not have future alternative use and to which technological feasibility had not been established totaled $11.3 million for Cerprobe and $0.4 million for Probe Tech. These amounts were charged to expense as of the acquisition dates. The Company received a waiver of a bank covenant under its then existing bank revolving credit facility, which limited the amount the Company could spend on acquisitions, in order to complete the Cerprobe and Probe Tech acquisitions. The Company borrowed $55.0 million under its bank revolving credit facility to partially fund the purchase of Probe Tech.

Pro forma operating results for the year ended September 30, 2001 assuming the acquisitions of Cerprobe and Probe Tech were consummated on October 1, 1999 appears below. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor is it necessarily indicative of the future operating results of the combined businesses.

(unaudited) (in thousands, except per share data)

Fiscal year ended September 30, 2001
Net Sales	$582,426
Net Income (loss)	$(67,732)
Diluted net income (loss) per share	$(1.39)

The components of the purchase price allocation for the acquisitions of Cerprobe and Probe Tech are as follows:

	(in thousands)
	Cerprobe	Probe Tech
Current assets	$44,223	$12,180
Property, plant, equipment and other long term assets	27,241	8,948
Acquired intangibles	80,800	30,253
Acquired in-process research and development	11,295	414
Goodwill	105,510	16,298
Less: Liabilities assumed	(75,573)	(3,432)

Total	$193,496	$64,661

The intangible assets resulting from the acquisitions are being amortized on a straight-line basis over a 10-year period.

A lawsuit between Cerprobe and the former president, director and shareholder of Silicon Valley Test & Repair, Inc. (a company acquired by Cerprobe Corporation in January 1997) was settled and dismissed in June 2001, with Cerprobe paying $280 thousand in attorney’s fees to opposing counsel. This amount was allocated to goodwill in the opening balance sheet, as a cost of the Cerprobe acquisition.

In fiscal 2001, the Company recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, the Company acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of in-process technology, the Company utilized a variation of the income approach. The Company forecasted revenue, earnings and cash flow for the products under development. Revenues were projected to extend out over the expected useful lives for each project. The technology was then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. The Company anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and there is a risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition five have been completed, one is still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and six were cancelled due to nonproductive results. The Company believes that the expected returns of the completed and in-process R&D projects will be realized. The Company also believes that future revenues from existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The six projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their current status and estimated time for completion are as follows:

(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete at Purchase	Estimated Cost to Complete Project at Purchase	Current Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	N/A	Cancelled
Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete
ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)
Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)
Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)
Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled
All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q2 2004	4 complete; 1 in process; 5 cancelled

The Company purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in its fiscal year 2001. Subsequent to the acquisitions, the Company determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. The Company then shifted its R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. The Company expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the anticipated future cash flow generated from each R&D project from its launch date through the expected life of the product.

NOTE 15: OTHER FINANCIAL DATA

The Company recorded other income of $2.0 million in fiscal 2002 and $8.0 million in fiscal 2001 as the result of a cash settlement of an insurance claim associated with a fire in the Company’s expendable tool facility.

Maintenance and repairs expense from continuing operations totaled $3.6 million, $4.2 million and $3.8 million for fiscal 2003, 2002 and 2001, respectively. Warranty and retrofit expense was $2.5 million, $3.4 million and $3.5 million for fiscal 2003, 2002 and 2001, respectively. Rent expense for fiscal 2003, 2002 and 2001 was $11.2 million, $11.6 million and $6.9 million, respectively.

The Company’s basic and diluted weighted average share outstanding were the same in fiscal 2003, 2002 and 2001 due to the Company’s net loss in each of those fiscal years which caused all potentially dilutive securities to be deemed antidilutive. The weighted average number of shares for potentially dilutive securities (convertible notes and employee and director stock options) was 14,907,000 in fiscal 2003, 15,217,000 in fiscal 2002 and 9,382,000 in fiscal 2001.

NOTE 16: GUARANTOR OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Guarantor Obligations

The Company has issued standby letters of credit to guarantee payments for employee benefit programs and a facility lease. The standby letters of credit were issued in lieu of cash security deposits.

The table below identifies the guarantees under the standby letters of credit:

		(in thousands) Maximum obligation under guarantee
Nature of guarantee	Term of guarantee
Security deposit for payment of employee health benefits	Expires June 2004	$1,710
Security deposit for payment of employee worker compensation benefits	Expires July and October 2004	684
Security deposit for a facility lease	Expires July 2004	300

		$2,694

The table below details the activity related to the Company’s reserve for product warranties which is included in accrued expenses in the balance sheet at September 30, 2003:

(in thousands)
Reserve for Product Warranty
Reserve for product warranty at September 30, 2002	$837
Provision for product warranty	2,477
Product warranty	(2,306)

Reserve for product warranty at September 30, 2003	$1,008

Commitments and Contingencies

The Company has obligations under various operating leases, primarily for manufacturing and office facilities, which expire periodically through 2012. Minimum rental commitments under these leases (excluding taxes, insurance, maintenance and repairs, which are also paid by the Company), are as follows: $12.4 million in fiscal 2004; $11.4 million in fiscal 2005; $5.0 million in fiscal 2006; $3.4 million in fiscal 2007; $2.5 million in 2008 and $11.1 million thereafter.

From time to time, third parties assert that the Company is, or may be, infringing or misappropriating their intellectual property rights. In such cases, the Company will defend against claims or negotiate licenses where considered appropriate. In addition, some of the Company’s customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. The Company has never been named a party to any such litigation. Some customers have requested that the Company indemnify them to the extent their liability for these claims arises from use of the Company’s equipment. The Company does not believe that products sold by it infringe valid Lemelson patents. If a claim for contribution was brought against the Company, the Company believes it would have valid defenses to assert and also would have rights to contribution and claims against the Company’s suppliers. The Company has never incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and the Company does not believe that these claims will materially and adversely affect the Company’s business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and the Company cannot assure you that the resolution of any such claim will not materially and adversely affect the Company’s business, financial condition and operating results.

Concentrations

Sales to a relatively small number of customers account for a significant percentage of the Company’s net sales from continuing and discontinued operations. In both fiscal 2003 and 2002, sales to Advanced Semiconductor Engineering accounted for 13%, of the Company’s sales. In fiscal 2001, no customer accounted for more than 10% of sales The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. At September 30, 2003 and 2002, Advanced Semiconductor Engineering accounted for 10% and 17%, respectively, of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable at September 30, 2003 and 2002. The reduction or loss of orders from a significant customer could adversely affect the Company’s business, financial condition, operating results and cash flows.

The Company relies on subcontractors to manufacture to the Company’s specifications many of the components or subassemblies used in its products. Certain of the Company’s products require components or parts of an exceptionally high degree of reliability, accuracy and performance for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. If supplies of such components or subassemblies were not available from any such source and a relationship with an alternative supplier could not be promptly developed, shipments of the Company’s products could be interrupted and re-engineering of the affected product could be required. Such disruptions could have a material adverse effect on the Company’s results of operations.

NOTE 17: SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Financial information pertaining to quarterly results of operations follows:

	(in thousands, except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal Year ended September 30, 2003:

Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208

Loss from operations(1)(2)	(9,696)	(8,079)	(4,105)	(2,774)	(29,911)

Loss from operations before income taxes	(13,705)	(12,314)	(8,279)	(12,104)	(46,402)
Provision (benefit) for income tax	1,026	3,318	1,350	1,900	7,594
Loss from discontinued operations, net of tax	(2,924)	(3,659)	(1,723)	(14,387)	(22,693)

Net loss	$(17,655)	$(19,291)	$(11,352)	$(28,391)	$(76,689)

Net loss per share:
Basic	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)
Diluted	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal Year ended September 30, 2002:

Net sales	$96,748	$101,245	$126,397	$117,175	$441,565
Gross profit	25,537	11,390	35,192	28,701	100,820

Loss from operations(1)(3)	(20,143)	(53,534)	(15,603)	(131,404)	(220,684)

Loss from operations before income taxes	(23,551)	(56,876)	(19,188)	(134,000)	(233,615)
Provision (benefit) for income tax	(7,481)	(16,244)	(2,645)	58,931	32,561
Loss from discontinued operations, net of tax	(1,383)	(2,923)	(1,559)	(2,074)	(7,939)

Net loss	$(17,453)	$(43,555)	$(18,102)	$(195,005)	$(274,115)

Net loss per share:
Basic	$(0.36)	$(0.89)	$(0.37)	$(3.95)	$(5.57)
Diluted	$(0.36)	$(0.89)	$(0.37)	$(3.95)	$(5.57)

(1)	Represents net sales less costs and expenses from continuing operations but before net interest expense and other income.

(2)	Results for fiscal 2003 include: a reversal of prior year resizing charges in the first and fourth quarters of $205 thousand and $270 thousand, respectively (See Note 3); asset impairment charges (reversals) in the first, second, third and fourth quarters of $121 thousand, $1.7 million, $1.2 million and $0.7 million, respectively (See Note 4); severance associated with workforce reductions in our continuing businesses in the first, second, third and fourth quarters of $1.6 million, $2.6 million, $1.0 million and $500 thousand, respectively; and inventory write-downs of in the second, third and fourth quarters of $1.0 million, $3.2 million and $900 thousand, respectively.

(3)	Results for fiscal 2002 include: resizing charges in the second, third and fourth quarters of $11.3 million, $2.1 million and $6.3 million, respectively (See Note 3); asset impairment charges in the second and fourth quarters of $4.9 million and $26.7 million, respectively (See Note 4); goodwill impairment in the fourth quarter of $74.3 million (See Note 5); $5.0 million of severance associated with workforce reductions in our continuing businesses in the fourth quarter; and inventory write-downs of $13.3 million (to costs of goods sold) in the second quarter and $1.1 million in the fourth quarter.

NOTE 18: SUBSEQUENT EVENTS (Unaudited)

Note Offering

In the first quarter of fiscal 2004, the Company issued $205.0 million of five-year convertible subordinated notes. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the convertible notes issued in December 1999 and August 2001. The notes bear interest at 0.5%, are convertible into the Company’s common stock at $20.33 per share and mature on November 30, 2008. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year.

In November 2003, the Company notified the holders of its $175.0 million 4.75% convertible subordinated notes due December 15, 2006 that the notes will be redeemed in their entirety on December 26, 2003 at a redemption price equal to 102.036% of the principal amount plus interest accrued through the date of redemption. The Company intends to use the majority of the proceeds from the above mentioned $205 million note offering to fund the redemption of these notes.

KULICKE AND SOFFA INDUSTRIES, INC.

Schedule II – Valuation and Qualifying Accounts

(in thousands)

	Balance at beginning of period	Charged to costs and expenses		Other Additions (describe)		Deductions (describe)		Balance at end of period
Year ended September 30, 2001
Allowance for doubtful accounts	$4,355	$1,406		$816	(3)	$335	(1)	$6,242

Inventory reserve	$16,241	$18,095		$1,003	(3)	$6,230	(2)	$29,109

Valuation allowance for deferred taxes	$12,724	$7,926	(4)	$1,929	(3)	$1,855	(5)	$20,724

Year ended September 30, 2002
Allowance for doubtful accounts	$6,242	$158		$—		$367	(1)	$6,033

Inventory reserve	$29,109	$14,362		$—		$18,624	(2)	$24,847

Valuation allowance for deferred taxes	$20,724	$66,025	(6)	$—		$—		$86,749

Year ended September 30, 2003
Allowance for doubtful accounts	$6,033	$519		$—		$623	(1)	$5,929

Inventory reserve	$24,847	$3,490		$(2,930	)(7)	$9,592	(2)	$15,815

Valuation allowance for deferred taxes	$86,749	$13,979	(6)	$—		$—		$100,728

(1)	Bad debts written off.
(2)	Disposal of excess and obsolete inventory.
(3)	Reflects adjustment for reserves acquired.
(4)	Reflects the increase in the valuation allowance associated with net operating losses of certain of the Company’s subsidiaries.
(5)	Reversal of valuation allowance provided for a domestic subsidiary of the Company.
(6)	Reflects the increase in the valuation allowance associated with the Company’s U.S. net operating losses and tax credit carryforwards.
(7)	Reflects the sales of the assets of the Company’s sawing and hub blades products lines.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2003	(Unaudited) June 30, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,725	$120,296
Restricted cash	2,836	3,266
Short-term investments	4,490	17,881
Accounts and notes receivable (less allowance for doubtful accounts: 9/30/03 - $5,929; 6/30/04 - $3,464)	94,144	139,881
Inventories, net	37,906	53,501
Prepaid expenses and other current assets	11,187	12,722
Deferred income taxes	10,700	9,459

TOTAL CURRENT ASSETS	226,988	357,006
Property, plant and equipment, net	61,238	56,892
Intangible assets (net of accumulated amortization: 9/30/03 - $26,187; 6/30/04 - $33,013)	66,249	56,241
Goodwill	81,440	81,440
Other assets	6,946	8,675

TOTAL ASSETS	$442,861	$560,254

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable and current portion of long-term debt	$36	$219
Accounts payable	45,844	71,188
Accrued expenses	41,885	44,146
Income taxes payable	13,394	14,911

TOTAL CURRENT LIABILITIES	101,159	130,464
Long term debt	300,338	329,635
Other liabilities	9,865	7,152
Deferred taxes	31,402	30,161

TOTAL LIABILITIES	442,764	497,412

Commitments and contingencies	—	—
SHAREHOLDERS’ EQUITY:
Common stock, without par value	203,607	213,010
Retained deficit	(195,792)	(143,243)
Accumulated other comprehensive loss	(7,718)	(6,925)

TOTAL SHAREHOLDERS’ EQUITY	97	62,842

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$442,861	$560,254

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2003	2004	2003	2004
Net revenue	$123,782	$194,628	$353,321	$570,268
Cost of sales	91,679	129,556	258,350	381,300

Gross profit	32,103	65,072	94,971	188,968

Selling, general and administrative	22,947	24,688	77,902	78,055
Research and development, net	9,735	8,887	29,412	25,791
Resizing(recovery) costs	—	—	(205)	(68)
Loss (gain) on disposal of assets	4	—	(117)	(794)
Asset impairment	1,207	—	2,915	3,293
Amortization of intangible assets	2,315	2,198	6,944	6,828

Operating expense	36,208	35,773	116,851	113,105

Income (loss) from operations	(4,105)	29,299	(21,880)	75,863
Interest income	135	275	796	781
Interest expense	(4,309)	(2,191)	(13,214)	(9,052)
Charge on early extinguishment of debt	—	(1,825)	—	(8,594)

Income (loss) from continuing operations before income tax	(8,279)	25,558	(34,298)	58,998
Provision for income taxes	1,350	2,877	5,694	5,637

Net income (loss) from continuing operations	(9,629)	22,681	(39,992)	53,361
Loss from discontinued FCT operations	(1,723)	—	(8,306)	(432)
Loss on sale of FCT operations	—	—	—	(380)

Net income (loss)	$(11,352)	$22,681	$(48,298)	$52,549

Net income (loss) per share from continuing operations:
Basic	$(0.19)	$0.45	$(0.81)	$1.05
Diluted	$(0.19)	$0.35	$(0.81)	$0.84
Net loss per share from discontinued operations:
Basic	$(0.04)	$—	$(0.16)	$(0.01)
Diluted	$(0.04)	$—	$(0.16)	$(0.01)
Net income (loss) per share:
Basic	$(0.23)	$0.45	$(0.97)	$1.04
Diluted	$(0.23)	$0.35	$(0.97)	$0.83
Weighted average shares outstanding
Basic	49,766	50,873	49,639	50,652
Diluted	49,766	67,943	49,639	69,187

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended June 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(48,298)	$52,549
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	28,939	23,281
Charge on early extinguishment of debt	—	8,594
Resizing cost recovery	(205)	(68)
Asset impairment	2,915	3,293
Changes in components of working capital, net	(30,075)	(34,123)
Other, net	1,966	4,185

Net cash provided by (used in) operating activities	(44,758)	57,711

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments classified as available for sale	20,619	17,072
Purchase of investments classified as available for sale	(7,903)	(30,526)
Purchases of property, plant and equipment	(7,917)	(8,076)
Proceeds from sale of FCT Division	—	2,000
Proceeds from sale of property and equipment	393	933

Net cash provided by (used in) investing activities	5,192	(18,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	98	3,914
Restricted cash	449	(430)
Proceeds from issuance of 0.5% convertible subordinated notes	—	199,736
Proceeds from issuance of 1.0% convertible subordinated notes	—	63,257
Purchase of 4.75% convertible subordinated notes	—	(178,563)
Purchase of 5.25% convertible subordinated notes	—	(72,291)
Payments on borrowings, other	(64)	(166)

Net cash provided by financing activities	483	15,457

Changes in cash and cash equivalents	(39,083)	54,571
Cash and cash equivalents at beginning of period	85,986	65,725

Cash and cash equivalents at end of period	$46,903	$120,296

CASH PAID DURING THE PERIOD FOR:
Interest	$12,366	$9,516
Income Taxes	$3,873	$3,985

The accompanying notes are an integral part of these consolidated financial statement.

KULICKE AND SOFFA INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - BASIS OF PRESENTATION

The condensed consolidated financial statement information included herein is unaudited, but in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position at June 30, 2004, and the results of its operations for the three and nine month periods ended June 30, 2003 and 2004 and its cash flows for the nine month periods ended June 30, 2003 and 2004. In February 2004 we sold the remaining assets of our advanced packaging technology segment, which consisted solely of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and do not include the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements and this discussion of our results of operations. We have reclassified our prior period financial statements to coincide with the current year presentation. These financial statements should be read in conjunction with the audited financial statements included as exhibits 99.1, 99.2 and 99.3 to the Company’s Form 10-Q for the period ended March 31, 2004.

NOTE 2 - NEW AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has a 36% ownership interest in a limited liability company that owns a building in Gilbert, Arizona and leases it to the Company. The ownership and lease of this one location comprises the sole activity of this entity. The Company consolidated the following assets and liabilities, associated with this entity, into its financial statements as of June 30, 2004: cash of $287 thousand; fixed assets comprised of land and buildings of $5.8 million; current liabilities comprised primarily of property tax and interest of $122 thousand; and a liability for a mortgage of $5.5 million, which is secured by the property. The other parties, which have 64% interest in this entity, have an interest in the above net assets and liabilities of $289 thousand which has been included in other noncurrent liabilities on the Company’s balance sheet at June 30, 2004.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of this standard.

At June 30, 2004, the Company had five stock-based employee compensation plans and two director compensation plans. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee or director compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee and director compensation:

	(in thousands)
	Three months ended June 30,		Nine months ended June 30,
	2003	2004	2003	2004
Net income (loss), as reported	$(11,352)	$22,681	$(48,298)	$52,549
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,511)	(2,027)	(8,589)	(7,061)

Pro forma net income (loss)	$(13,863)	$20,654	$(56,887)	$45,488

Net income (loss) per share:
Basic-as reported	$(0.23)	$0.45	$(0.97)	$1.04

Basic-pro forma	$(0.28)	$0.41	$(1.15)	$0.90

Diluted - as reported	$(0.23)	$0.35	$(0.97)	$0.83

Diluted - pro forma	$(0.28)	$0.32	$(1.15)	$0.69

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company has adopted this standard and the adoption did not have an impact on its financial position and results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). The Company has adopted this standard and the adoption did not have an impact on its financial position and results of operations.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company is following the guidance of SAB 104, and the issuance of SAB 104 did not have an impact on the Company’s financial position or results of operations.

Reclassifications - Certain amounts in the Company’s prior fiscal year financial statements have been reclassified to conform to their presentation in the current fiscal year.

NOTE 3 - GOODWILL AND OTHER INTANGIBLES

At June 30, 2004, the Company had goodwill in two reporting units that it reviews for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The reporting units are: the bonding wire and test businesses. The bonding wire business is included in the Company’s packaging materials segment, while the test business comprises the Company’s test segment.

The Company has determined that its annual test for impairment of intangible assets will take place at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. However, the Company also tests for impairment whenever a “triggering” event occurs. The Company performed interim goodwill impairment tests during the quarters ended December 31, 2003 and March 31, 2004 due to the existence of impairment triggers, which were the losses experienced in the Company’s test business. The results of the first step of the goodwill impairment tests, indicated that the fair value of the test reporting unit exceeded its carrying value by approximately $24 million at December 31, 2003 and by $29 million at March 31, 2004. Based on these tests no impairment charge was recorded. Due to the improved profitability of our test business in the June 2004 quarter, no triggering event occurred. The fair value of the test reporting unit was based on discounted cash flows of its projected future cash flows, consistent with the methods used in fiscal 2002 and 2003. When conducting its goodwill impairment analysis, the Company calculates its potential impairment charges based on the two-step test identified in SFAS 142 and using the implied fair value of the respective reporting units. The Company uses the present value of future cash flows from the respective reporting units to determine the implied fair value. In the March 2004 quarter, the Company also tested its intangible assets for impairment based on the sale of certain assets of its test operations and recorded an impairment charge of $3.2 million associated with the reporting unit’s purchased technology intangible asset.

The following table outlines the components of goodwill by business segment at June 30, 2004; there was no change in the components from September 30, 2003.

	(in thousands)
	Packaging Materials Segment	Test Segment	Total
Goodwill	$29,684	$51,756	$81,440

The changes in the carrying value of intangible assets from September 30, 2003 appear below:

		(in thousands)
	Customer Accounts	Purchased Technology	Total Intangible Assets
Net intangible balance at September 30, 2003	$29,451	$36,798	$66,249
Amortization	(3,084)	(3,742)	(6,826)
Impairment charge		(3,182)	(3,182)

Net intangible balance at June 30, 2004	$26,367	$29,874	$56,241

The aggregate amortization expense related to these intangible assets for the three and nine months ended June 30, 2003 was $2.2 million and $6.8 million, respectively and for the three and nine months ended June 30, 2004, respectively, was $2.3 million and $6.9 million. The annual amortization expense related to these intangible assets for each of the next five fiscal years is expected to be approximately $8.8 million.

NOTE 4 - INVENTORIES

Inventories consist of the following:

	(in thousands)
	September 30, 2003	June 30, 2004
Raw materials and supplies	$29,654	$44,382	(1)
Work in process	11,788	11,836
Finished goods	12,279	11,768

	53,721	67,986
Inventory reserves	(15,815)	(14,485)

	$37,906	$53,501

(1)	To reduce its cost to procure gold, the Company changed its gold supply financing arrangement in June 2004. As a result, gold is no longer treated as consignment goods and is now reflected and included in the Company’s inventory and accounts payable. Accordingly, raw materials inventory at June 30, 2004 includes $11.8 million of gold inventory and accounts payable includes a corresponding liability of $11.8 million. Prior to the June 2004 change in the Company’s gold supply financing arrangement the Company did not reflect gold in its inventory. This accounted for the majority of the increase in raw materials and supplies inventory from September 2003 to June 2004. The Company’s obligation for payment and the price it pays for gold continues to be at the time and price it ships gold wire to its customers.

NOTE 5 - EARNINGS PER SHARE

Basic net income (loss) per share (“EPS”) is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income (loss) per share assumes the exercise of stock options and the conversion of convertible securities to common shares unless the inclusion of these will have an anti-dilutive impact on net income (loss) per share. In addition, in computing diluted net income (loss) per share, if convertible securities are assumed to be converted to common shares, the after-tax amount of interest expense recognized in the period associated with the convertible securities is added back to net income. In the June 2004 quarter, $1.1 million of after-tax interest expense, related to the convertible subordinated notes, was added to the Company’s net income to determine diluted earnings per share. For the nine months ended June 30, 2004, $4.7 million of after-tax interest expense, related to the convertible subordinated notes was added to the Company’s net income to determine diluted earnings per share. For the three and nine months ended June 30, 2003, the exercise of stock options and the conversion of the convertible subordinated notes were not assumed since their conversion to common shares would have an anti-dilutive effect due to the Company’s net loss position.

A reconciliation of weighted average shares outstanding – basic to the weighted average shares outstanding-diluted appears below:

	(in thousands)
	Three months ended June 30,		Nine months ended June 30,
	2003	2004	2003	2004
Weighted average shares outstanding - Basic	49,766	50,873	49,639	50,652
Potentially dilutive securities:
Stock options	*	1,692	*	2,179
1 % Convertible subordinated notes	NA	55	NA	18
1/2% Convertible subordinated notes	NA	10,084	NA	7,980
5 1/4% Convertible subordinated notes	*	5,239	*	5,931
4 3/4 % Convertible subordinated notes	*	NA	*	2,427

Weighted average shares outstanding - Diluted	49,766	67,943	49,639	69,187

*	Due to the Company’s net loss for the three and nine months ended June 30, 2003, potentially dilutive securities were deemed to be anti-dilutive for the periods. The weighted average number of shares for potentially dilutive securities (convertible notes and employee and director stock options) for the three and nine months ended June 30, 2003 was 14,836,645 and 14,734,346, respectively.

NOTE 6 - RESIZING

The semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment during our fiscal 2001, 2002 and most of 2003. The Company developed formal resizing plans in response to these changes in its business environment with the intent to align its cost structure with anticipated revenue levels. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. The Company documented and committed to these plans to reduce spending that included facility closings/rationalizations and reductions in workforce. The Company recorded the expense associated with these plans in the period that it committed to carry-out the plans. Although the Company makes every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In fiscal 2003, the Company reversed $475 thousand ($205 thousand in the first half of 2003) of these resizing charges due to the actual severance cost associated with the terminated positions being less than the cost originally estimated.

In addition to the formal resizing costs identified below, the Company continued (and is continuing) to downsize its operations in fiscal 2002, 2003 and 2004. These downsizing efforts resulted in workforce reduction charges of $5.2 million and $3.9 million in the nine months ended June 30, 2003 and 2004, respectively. In contrast to the resizing plans discussed above, these workforce reductions were not related to formal or distinct restructurings, but rather, the normal and recurring management of employment levels in response to business conditions and the Company’s ongoing effort to reduce its cost structure. In addition, during fiscal 2003, if the business conditions were to have improved, the Company was prepared to rehire some of these terminated individuals. These recurring workforce reduction charges were recorded as Selling, General and Administrative expenses.

A summary of the charges, reversals and payments of the formal resizing plans initiated in fiscal 2002 appears below:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fiscal 2002 Resizing Plans
Provision for resizing plans in fiscal 2002
Continuing operations	9,486	9,282	18,768
Discontinued operations	893		893
Payment of obligations in fiscal 2002	(5,914)	(300)	(6,214)

Balance, September 30, 2002	4,465	8,982	13,447
Change in estimate	(455)	—	(455)
Payment of obligations in fiscal 2003	(3,135)	(3,192)	(6,327)

Balance, September 30, 2003	875	5,790	6,665
Change in estimate	(68)	—	(68)
Payment of obligations	(362)	(2,058)	(2,420)

Balance, June 30, 2004	$445	$3,732	$4,177

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 are identified below:

Fourth Quarter 2002

In January 1999, the Company acquired the advanced substrate technology of MicroModule Systems, a Cupertino, California company, to enable production of high density substrates. While showing some progress in developing the substrate technology, the business was not profitable and would have required additional capital and operating cash to complete development of the technology. In light of the business downturn that was affecting the semiconductor industry at the time, in the fourth quarter of fiscal 2002, the Company announced that it could not afford to further develop of the substrate technology and would close its substrate operations. As a result, the Company recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. The Company expected, and achieved, annual payroll related savings of approximately $4.2 million and annual facility/operating savings of approximately $3.9 million as a result of this resizing plan. By June 30, 2003, all the positions had been eliminated. The plans have been completed but cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, the Company wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation. This substrate business was included in the Company’s then existing Advanced Packaging business segment.

Third Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to improve the performance of its test business segment, the Company decided to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As a result, in the third quarter of fiscal 2002, the Company announced a resizing plan to reduce headcount and consolidate manufacturing in its test business segment. As part of this plan, the Company moved manufacturing of wafer test products from its facilities in Gilbert, Arizona and Austin, Texas to its facilities in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan included a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. The Company expected, and achieved, annual payroll related savings of approximately $6.9 million and annual facility/operating savings of approximately $84 thousand as a result of this resizing plan. All of the positions have been eliminated and both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such earlier time as the obligations can be satisfied.

Second Quarter 2002

As a result of the continuing downturn in the semiconductor industry and the Company’s desire to more efficiently manage its business, in the second quarter of fiscal 2002, the Company announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, the Company recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including the Company’s hub blade business) and the move of the Company’s microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

In the second quarter of fiscal 2002, the Company closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit dates that are associated with these closed test facilities.

To reduce the Company’s short term cash requirements, the Company decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in the Company’s facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002. As a result the Company reduced its expected annual savings from this resizing plan for payroll related expenses by approximately $4.7 million.

Also in the fourth quarter of fiscal 2002, the Company reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 the Company reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

As a result of the functional realignment, the Company terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

The Company expected annual payroll related savings of approximately $17.3 million and annual facility/operating savings of approximately $660 thousand as a result of this resizing plan. As a result of the decision not to relocate either its hub blade manufacturing facility or its microelectronics product manufacturing the Company ultimately achieved annual payroll related savings of approximately $12.7 million. The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue into 2005, or such time as the obligations can be satisfied.

NOTE 7 - DEBT

Long term debt at September 30, 2003 and June 30, 2004 consisted of the following:

Long term debt consists of the following:

				(in thousands)
				Outstanding Balance at,
Type	Fiscal Year of Maturity	Conversion Price(1)	Rate	September 30, 2003	June 30, 2004
Convertible Subordinated Notes	2006	$19.75	5.25%	$125,000	$54,000
Convertible Subordinated Notes	2007	$22.90	4.75%	175,000	—
Convertible Subordinated Notes	2009	$20.33	0.50%	—	205,000
Convertible Subordinated Notes	2010	$12.84	1.00%	—	65,000
Other(2)				338	5,635

				$300,338	$329,635

(1)	Subject to adjustment.
(2)	Includes a mortgage of $5.5 million held by a limited liability company which the Company began consolidating into its financial statements at December 31, 2003 in accordance with FIN 46.

In the quarter ended December 31, 2003, the Company issued $205 million of 0.5% Convertible Subordinated Notes in a private placement to qualified institutional investors. The notes mature on November 30, 2008, bear interest at 0.5% per annum and are convertible into common stock of the Company at $20.33 per share, subject to adjustment for certain events. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the Company’s 1.0% and 5.25% Convertible Subordinated Notes. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year.

The Company used the majority of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes to redeem all of its $175 million of 4.75% Convertible Subordinated Notes at a redemption price equal to 102.036% of the principal amount of the 4.75% notes. The Company recorded a charge of $6.2 million associated with the redemption of these notes, $2.6 million of which was due to the write-off of unamortized note issuance costs and $3.6 million due to the redemption premium.

In the quarter ended March 31, 2004, the Company used the remainder of the net proceeds from the issuance of the 0.5% Convertible Subordinated Notes to redeem $21 million of its 5.25% Convertible Subordinated Notes due 2006. The Company paid a premium of $241 thousand to purchase the $21 million of 5.25% notes.

In the quarter ended June 30, 2004, the Company issued $65 million of 1.0% Convertible Subordinated Notes in a private placement to qualified institutional investors. The Notes mature on June 30, 2010, bear interest at 1.0% per annum and are convertible into common stock of the Company at $12.84 per share, subject to adjustment for certain events. The conversion rights of these Notes may be terminated on or after June 30, 2006 if the closing price of the Company’s common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the Company’s 5.25% and 0.5% Convertible Subordinated Notes. There are no financial covenants associated with the 1.0% notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on June 30 and December 30 each year.

The Company used the majority of the net proceeds from the issuance of the 1.0% Convertible Subordinated Notes to purchase $50 million of its 5.25% Convertible Subordinated Notes at a purchase price equal to 102.1% of the principal amount of the 5.25% notes. The Company recorded a charge of $1.8 million associated with the purchase of these notes, $0.8 million of which was due to the write-off of unamortized note issuance costs and $1.0 million due to the redemption premium.

The Company has called for redemption, on August 19, 2004, the remaining $54 million principal amount of its 5.25% Convertible Subordinated Notes.

NOTE 8 - COMPREHENSIVE LOSS

For the three and nine month periods ended June 30, 2003 and 2004, the components of total comprehensive income (loss) were as follows:

	(in thousands)
	Three months ended June 30,		Nine months ended June 30,
	2003	2004	2003	2004
Net income (loss)	$(11,352)	$22,681	$(48,298)	$52,549
Foreign currency translation adjustment	571	25	1,609	855
Unrealized gain (loss) on investments, net of taxes	(11)	(92)	(25)	(62)

Other comprehensive income (loss)	560	(67)	1,584	793

Comprehensive income (loss)	$(10,792)	$22,614	$(46,714)	$53,342

NOTE 9 - OPERATING RESULTS BY BUSINESS SEGMENT

In February 2004 we sold the remaining assets of our advanced packaging technologies segment, which consisted solely of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and have eliminated the advanced packaging technologies segment. We have reclassified prior period financial statements to coincide with the current year presentation. The reclassified financial statements for prior fiscal years are included as Exhibit 99.1, 99.2 and 99.3 to the Company’s Form 10-Q for the period ended March 31, 2004.

Operating results by business segment for the three and nine-month periods ended June 30, 2003 and 2004 were as follows:

Fiscal 2004 (in thousands):

	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate and Other(1)	Consolidated
Quarter ended June 30, 2004:
Net revenue	$95,732	$61,740	$37,156	$—	$194,628
Cost of sales	55,940	47,796	25,820	—	129,556

Gross profit	39,792	13,944	11,336	—	65,072
Operating costs	14,889	5,776	10,437	4,671	35,773
Resizing costs	—	—	—	—	—
Asset impairment	—	—	—	—	—

Income (loss) from operations	$24,903	$8,168	$899	$(4,671)	$29,299

Nine months ended June 30, 2004:
Net revenue	$312,172	$167,418	$90,678	$—	$570,268
Cost of sales	181,522	129,968	69,810	—	381,300

Gross profit	130,650	37,450	20,868	—	188,968
Operating costs	45,418	16,209	34,559	14,488	110,674
Resizing costs	—	—	—	(68)	(68)
Loss (gain) on disposal of assets	—	—	(85)	(709)	(794)
Asset impairment	—	—	3,293	—	3,293

Income (loss) from operations	$85,232	$21,241	$(16,899)	$(13,711)	$75,863

Segment Assets at June 30, 2004	$119,073	$115,186	$167,920	$158,075	$560,254

Fiscal 2003 (in thousands):

	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate and Other(1)	Consolidated
Quarter ended June 30, 2003:
Net revenue	$48,416	$45,828	$29,538	$—	$123,782
Cost of sales	32,240	35,070	24,369	—	91,679

Gross profit	16,176	10,758	5,169	—	32,103
Operating costs	15,402	5,968	9,933	3,694	34,997
Loss (gain) on disposal of assets	—	—	—	4	4
Asset impairment	—	—	1,207	—	1,207

Income (loss) from operations	$774	$4,790	$(5,971)	$(3,698)	$(4,105)

Nine months ended June 30, 2003:
Net revenue	$145,880	$128,987	$78,319	$135	$353,321
Cost of sales	96,194	97,958	64,198		258,350

Gross profit	49,686	31,029	14,121	135	94,971
Operating costs	51,511	19,777	31,124	11,846	114,258
Resizing costs	—	—	(103)	(102)	(205)
Loss (gain) on disposal of assets	—	—	—	(117)	(117)
Asset impairment	17	—	2,898	—	2,915

Income (loss) from operations	$(1,842)	$11,252	$(19,798)	$(11,492)	$(21,880)

Segment Assets at June 30, 2003	$115,550	$92,079	$161,348	$98,365	$467,342

(1)	Corporate and Other includes the residual activity from our former substrate business unit that was closed in the September quarter of 2002.

NOTE 10 - GUARANTOR OBLIGATIONS AND CONTINGENCIES

Guarantor Obligations

The Company has issued standby letters of credit for employee benefit programs and a facility lease and its wire subsidiary has issued a guarantee for payment under its gold supply financing arrangement. The guarantee for the gold supply financing arrangement is secured by the assets of the Company’s wire manufacturing subsidiary and contains restrictions on that subsidiary’s net worth, ratio of total liabilities to net worth, ratio of EBITDA to interest expense and ratio of current assets to current liabilities.

The table below identifies the guarantees and standby letters of credit at June 30, 2004:

Nature of guarantee	Term of guarantee	(in thousands) Maximum obligation under guarantee

Security for the Company’s gold financing arrangement	Expires June 2006	$17,000
Security deposit for payment of employee health benefits	Expires June 2005	1,710
Security deposit for payment of employee worker compensation benefits	Expires July and October 2004	1,084
Security deposit for a facility lease	Expires July 2004	300

		$20,094

The Company’s products are generally shipped with a one-year warranty against manufacturing defects and the Company does not offer extended warranties in the normal course of its business. The Company establishes reserves for estimated warranty expense when revenue for the related product is recognized. The reserve for estimated warranty expense is based upon historical experience and management estimates of future expenses.

The table below details the activity related to the Company’s reserve for product warranty expense for the nine months ended June 30, 2004:

(in thousands) Reserve for Product Warranty Expense

Reserve for product warranty expense at September 30, 2003	$1,008
Provision for product warranty expense	2,901
Product warranty expense	(2,547)

Reserve for product warranty expense at June 30, 2004	$1,362

Commitments and Contingencies

The Company orders inventory components in the normal course of its business. A portion of these orders are non-cancelable and a portion have varying penalties and charges in the event of cancellation. The total amount of the Company’s inventory purchase commitments, which do not appear on its balance sheet, as of June 30, 2004 was $57.0 million. If business conditions were to change and the Company was unable to cancel purchase commitments without penalty or payment its financial condition and operating results could be adversely affected.

From time to time, third parties assert that the Company is, or may be, infringing or misappropriating their intellectual property rights. In such cases, the Company will defend against claims or negotiate licenses where considered appropriate. In addition, some of the Company’s customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. The Company has never been named a party to any such litigation. Some customers have requested that the Company indemnify them to the extent their liability for these claims arises from use of the Company’s equipment. The Company does not believe that products sold by it infringe valid Lemelson patents. If a claim for contribution was brought against the Company, the Company believes it would have valid defenses to assert and also would have rights to contribution and claims against the Company’s suppliers. The Company has not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and the Company does not believe that these claims will materially and adversely affect the Company’s business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and the Company cannot assure you that the resolution of any such claim will not materially and adversely affect the Company’s business, financial condition and operating results.

Concentrations

Sales to a relatively small number of customers account for a significant percentage of the Company’s net sales. In the nine months ended June 30, 2003 and 2004, sales to Advanced Semiconductor Engineering accounted for 14.3% and 17.2%, respectively, of the Company’s net sales. No other customer accounted for more than 10% of total net sales during the nine months ended June 30, 2003 and 2004. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. At September 30, 2003 and June 30, 2004, Advanced Semiconductor Engineering accounted for 10% and 13% of total accounts receivable, respectively. No other customer accounted for more than 10% of total accounts receivable at September 30, 2003 and June 30, 2004. The reduction or loss of orders from a significant customer could adversely affect the Company’s business, financial condition, operating results and cash flows.

The Company relies on subcontractors to manufacture to the Company’s specifications many of the components or subassemblies used in its products. Certain of the Company’s products require components or parts of an exceptionally high degree of reliability, accuracy and performance for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. If supplies of such components or subassemblies were not available from any such source and a relationship with an alternative supplier could not be promptly developed, shipments of the Company’s products could be interrupted and re-engineering of the affected product could be required. Such disruptions could have a material adverse effect on the Company’s results of operations.

NOTE 11 - PENSION DISCLOSURES

The Company has a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the earlier of the three years before retirement or the three years before December 31, 1995. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation. The Company’s funding policy is consistent with the funding requirements of Federal law and regulations.

Net period pension costs for the nine months ended June 30, 2004 for this plan was approximately $903 thousand and included interest costs of $1,253 thousand and amortization of net loss of $829 thousand, offset by expected return on plan assets of $1,179 thousand. The Company contributed approximately $2.8 million (based on the market price at the time of contribution) in Company stock to the Plan in the nine months ended June 30, 2004. Net period pension cost for the nine months ended June 30, 2003 for this plan was approximately $853 thousand and included interest costs of $775 thousand and amortization of net loss of $597 thousand, offset by expected return on plan assets of $519 thousand. Approximately $1.7 million ($1.3 million of which was in Company stock) was funded during the nine months ended June 30, 2003 and the Company funded an additional $78 thousand in cash, in the fourth quarter of fiscal 2003.

NOTE 12 - DISCONTINUED OPERATIONS

In February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license related technologies and to provide wafer bumping services on a contract basis. In March 2001, the Company purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in its then existing advanced packaging business segment. In fiscal 2003, the Company’s then existing advanced packaging business segment consisted solely of FCT, which was not profitable.

In February 2004, the Company sold the assets of FCT for approximately $3.4 million in cash and notes, the agreement by the buyer to satisfy approximately $5.2 million of the Company’s lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of the Company’s flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable, $119 thousand in inventory, $2.5 million in property, plant and equipment, $119 thousand in other long term assets, $1.5 million in accounts payable and $1.0 million in accrued liabilities. The Company recorded a net loss on the sale of FCT of $380 thousand. Net sales from FCT for the three and nine months ended June 30, 2004 were $2.8 million and $9.4 million, respectively, and for the three and nine months ended June 30, 2003 were $3.9 million and $11.7 million, respectively. As a result of the sale, the Company has reflected the flip chip business unit as a discontinued operation and has reclassified its financial statements to exclude the results of the Flip Chip business unit operations from the Company’s revenues and expenses from continuing operations as reported in these financial statements. The Company has reclassified its prior period financial statements to coincide with the current year presentation. The reclassified financial statements for the prior years are included as Exhibit 99.1, 99.2 and 99.3 to the Company’s Form 10-Q for the period ending March 31, 2004.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Financial information pertaining to quarterly results of operations follows:

	(in thousands, except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Total
Nine months ended June 30, 2004:
Net sales	$153,869	$221,771	$194,628	$570,268
Gross profit	47,362	76,534	65,072	188,968

Income from operations(1)(2)	12,155	34,409	29,299	75,863

Income from continuing operations before income tax(3)	1,778	31,662	25,558	58,998
Provision for income tax	1,350	1,410	2,877	5,637
Income (loss) from discontinued FCT operations	319	(751)	—	(432)
Loss from sale of FCT operations	—	(380)	—	(380)

Net income (loss)	$747	$29,121	$22,681	$52,549

Net income (loss) per share:
Basic	$0.01	$0.58	$0.45	$1.04
Diluted	$0.01	$0.44	$0.35	$0.83

(1)	Represents net sales less costs and expenses but before net interest expense and other income.
(2)	Results for the second quarter include an asset impairment charge of $3.3 million associated with exiting our PC board fabrication business and the closure of a probe card production facility in France and a gain on the sale of assets of $794 thousand.
(3)	Results in the first, second and third quarters include charges for the early extinguishment of debt of $6.2 million, $614 thousand and $1.8 million, respectively.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The aggregate estimated (other than the registration fee) expenses to be paid by the registrant in connection with the sale of the common stock being registered are as follows:

Securities and Exchange Commission registration fee	$96.32
Printing and Engraving Expenses	$15,000
Trustee Fees and Expenses	$5,000
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$50,000
Miscellaneous	$7,000

Total	$87,096.32

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our By-laws require us to indemnify any person who was or is a party (or in certain actions is threatened to be made a party) to any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our By-laws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director, officer, employee or agent with respect to a matter in which such person has been adjudged liable for negligence or misconduct in the performance of his or her duties to the Company unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Notwithstanding the foregoing, we will indemnify a director (whether or not the action is by or in the right of the Company) unless the director has breached or failed to perform his or her duties and such breach or failure constitutes self-dealing, willful misconduct or recklessness. The determination of whether an individual meets the applicable standard of conduct set forth in our By-laws may be made by disinterested directors, independent legal counsel or our shareholders.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this registration statement, we have not sold any of our securities without registration under the Securities Act, except as described below.

On June 30, 2004, we sold $65 million aggregate principal amount of our 1% convertible subordinated notes due 2010 in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Merrill Lynch, Pierce, Fenner and Smith Incorporated, who purchased the notes from us at 97.5% of the principal amount of the notes.

On June 15, 2004, we issued and contributed 140,000 shares of our common stock with a fair market value of $1,502,200 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We contributed and issued the shares of our common stock to the trust to fund certain obligations to the pension plan.

On January 13, 2004, we issued and contributed 90,000 shares of our common stock with a fair market value of $1,344,600 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We issued and contributed the shares of our common stock to the trust to fund certain obligations to the pension plan.

On December 8, 2003, we sold an additional $20 million aggregate principal amount of our 0.5% convertible subordinated notes due 2008 in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Deutsche Bank Securities, Inc., who purchased the notes from us at 97.5% of the principal amount of the notes, plus accrued interest.

On November 26, 2003, we sold $185 million aggregate principal amount of our 0.5% convertible subordinated notes due 2008 in a private placement under Section 4(2) of the Securities Act in connection with an offering to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act. We offered the notes through the initial purchaser Deutsche Bank Securities, Inc., who purchased the notes from us at 97.5% of the principal amount of the notes, plus accrued interest.

On June 12, 2003, we issued and contributed 150,000 shares of our common stock with a fair market value of $987,000 to Reliance Trust Company, as trustee of our pension plan, in a private placement under Section 4(2) of the Securities Act. We issued and contributed the shares of our common stock to the trust to fund certain obligations to the pension plan.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following exhibits are furnished with this registration statement.

EXHIBIT NUMBER	ITEM
2(i)	Agreement and Plan of Merger, dated as of October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub., Inc. and Cerprobe Corporation is incorporated herein by reference from Exhibit D(1) to the Company’s Form TO filed on October 25, 2000.

2(ii)	Asset Purchase Agreement, dated as of February 6, 2004, between Flip Chip International, LLC and Flip Chip Technologies, LLC, filed as Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2004, is incorporated herein by reference.

3(i)	The Company’s Form of Amended and Restated Articles of Incorporation dated June 14, 2002, filed as Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, is incorporated herein by reference.

3(ii)	The Company’s By-Laws, as amended and restated on June 26, 1990, filed as Exhibit 3.(ii) to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file No. 000-00121, is incorporated herein by reference.

4(i)	Specimen Common Share Certificate of Kulicke and Soffa Industries, Inc., filed as Exhibit 4 to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file number 000-00121, is incorporated herein by reference.

4(ii)	Indenture dated as of November 26, 2003 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iii)	Registration Rights Agreement dated as of November 26, 2003, between the Company and Deutsche Bank Securities Inc. as Initial Purchaser, filed as Exhibit 4.2 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iv)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

4(v)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

5	Opinion of Drinker Biddle & Reath LLP

10(i)	The Company’s 1988 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

EXHIBIT NUMBER	ITEM
10(ii)	The Company’s 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (as amended and restated effective February 9, 1999), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999, is incorporated by reference.*

10(iii)	The Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iii) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(iv)	The Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(v)	The Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vi)	The Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xv) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vii)	Form of Termination of Employment Agreement signed by Mr. Kulicke (Section 2(a) - 30 months), and Messrs. Carson, Jacobi, Lendner, Salmons, Sawachi, Belani, Griffing, Chylak, Cristallo, Torton, Amweg, Anderson, Hartigan, Kish, Mak, Rheault, Perchick and Beatson (Section 2(a) - 18 months), filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, is incorporated herein by reference.*

10(viii)	The Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ix)	The Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, is incorporated herein by reference.*

10(x)	First Amendment to the Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10(x) to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.*

10(xi)(1)	Sale and Buyback of Fine Metal Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and AGR Matthey, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

EXHIBIT NUMBER	ITEM
10(xii)	Guarantee Issuance Facility Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD, Natexis Banques Populaires, Singapore Branch and Arab Bank plc, Singapore Branch, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xiii)	Debenture, incorporating Fixed and Floating Charges and Assignment of Insurances dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and Natexis Banques Populaires, Singapore Branch, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xiv)	Agreement to Sell and Purchase Real Estate, dated August 25, 2004, as amended on September 15, 2004, between the Company and Good Mac Realty Partners, L.P., filed as Exhibit 10(xiv) to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.

21	Subsidiaries of the Company filed as Exhibit 21 to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.

23(i)	Consent of PricewaterhouseCoopers LLP (Registered Independent Public Accounting Firm).

23(ii)	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

24	Power of Attorney (see page II-6 of this Form S-1).

*	Indicates a Management Contract or Compensatory Plan.

(1)	Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change set forth in the information in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time is was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Willow Grove, Commonwealth of Pennsylvania, on September 30, 2004.

KULICKE AND SOFFA INDUSTRIES, INC.

By:	/s/ Maurice E. Carson
Maurice E. Carson
Vice President and Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of Kulicke and Soffa Industries, Inc. hereby severally constitutes and appoints C. Scott Kulicke and Maurice E. Carson, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution for him or her in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-1 (including post-effective amendments) and any subsequent registration statement filed by Kulicke and Soffa Industries, Inc. pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statements has been signed by the following persons in the capacities and on the dates indicated.

NAMES	CAPACITY	DATE

/s/ C. Scott Kulicke C. Scott Kulicke	Chairman and Chief Executive Officer (Principal Executive Officer)	September 30, 2004

/s/ Maurice E. Carson Maurice E. Carson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2004

/s/ Brian R. Bachman Brian R. Bachman	Director	September 30, 2004

/s/ Phillip V. Gerdine Phillip V. Gerdine	Director	September 30, 2004

/s/ John A. O’Steen John A. O’Steen	Director	September 30, 2004

/s/ Allison F. Page Allison F. Page	Director	September 30, 2004

/s/ MacDonnell Roehm, Jr. MacDonnell Roehm, Jr.	Director	September 30, 2004

/s/ Barry Waite Barry Waite	Director	September 30, 2004

/s/ C. William Zadel C. William Zadel	Director	September 30, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	ITEM
2(i)	Agreement and Plan of Merger, dated as of October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub., Inc. and Cerprobe Corporation is incorporated herein by reference from Exhibit D(1) to the Company’s Form TO filed on October 25, 2000.

2(ii)	Asset Purchase Agreement, dated as of February 6, 2004, between Flip Chip International, LLC and Flip Chip Technologies, LLC, filed as Exhibit 2.1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2004, is incorporated herein by reference.

3(i)	The Company’s Form of Amended and Restated Articles of Incorporation dated June 14, 2002, filed as Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, is incorporated herein by reference.

3(ii)	The Company’s By-Laws, as amended and restated on June 26, 1990, filed as Exhibit 3.(ii) to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file No. 000-00121, is incorporated herein by reference.

4(i)	Specimen Common Share Certificate of Kulicke and Soffa Industries, Inc., filed as Exhibit 4 to the Company’s Form 8-A12G/A dated September 11, 1995, SEC file number 000-00121, is incorporated herein by reference.

4(ii)	Indenture dated as of November 26, 2003 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iii)	Registration Rights Agreement dated as of November 26, 2003, between the Company and Deutsche Bank Securities Inc. as Initial Purchaser, filed as Exhibit 4.2 to the Company’s Form 8-K dated December 5, 2003, is incorporated herein by reference.

4(iv)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

4(v)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference.

5	Opinion of Drinker Biddle & Reath LLP

EXHIBIT NUMBER	ITEM
10(i)	The Company’s 1988 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ii)	The Company’s 1988 Non-Qualified Stock Option Plan for Non-Officer Directors (as amended and restated effective February 9, 1999), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 1999, is incorporated by reference.*

10(iii)	The Company’s 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(iii) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(iv)	The Company’s 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), filed as Exhibit 10(vi) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(v)	The Company’s 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(ix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vi)	The Company’s 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xv) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(vii)	Form of Termination of Employment Agreement signed by Mr. Kulicke (Section 2(a)—30 months), and Messrs. Carson, Jacobi, Lendner, Salmons, Sawachi, Belani, Griffing, Chylak, Cristallo, Torton, Amweg, Anderson, Hartigan, Kish, Mak, Rheault, Perchick and Beatson (Section 2(a)—18 months), filed as Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, is incorporated herein by reference.*

10(viii)	The Company’s 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), filed as Exhibit 10(xix) to the Company’s Annual Report on Form 10-K for the year ended September 30, 2003 is incorporated herein by reference.*

10(ix)	The Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, is incorporated herein by reference.*

EXHIBIT NUMBER	ITEM
10(x)	First Amendment to the Company’s Officer Incentive Compensation Plan, effective October 1, 2003, filed as Exhibit 10(x) to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.*

10(xi)(1)	Sale and Buyback of Fine Metal Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and AGR Matthey, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xii)	Guarantee Issuance Facility Agreement dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD, Natexis Banques Populaires, Singapore Branch and Arab Bank plc, Singapore Branch, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xiii)	Debenture, incorporating Fixed and Floating Charges and Assignment of Insurances dated June 21, 2004 between Kulicke & Soffa (SEA) PTE LTD and Natexis Banques Populaires, Singapore Branch, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 is incorporated herein by reference.

10(xiv)	Agreement to Sell and Purchase Real Estate, dated August 25, 2004, as amended on September 15, 2004, between the Company and Good Mac Realty Partners, L.P., filed as Exhibit 10(xiv) to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.

21	Subsidiaries of the Company, filed as Exhibit 21 to the Company’s Registration Statement on Form S-1 filed September 30, 2004 is incorporated herein by reference.

23(i)	Consent of PricewaterhouseCoopers LLP (Registered Independent Public Accounting Firm).

23(ii)	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

24	Power of Attorney (see page II-6 of this Form S-1).

*	Indicates a Management Contract or Compensatory Plan.

(1)	Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted portions have been filed separately with the Commission.